As filed with the Securities and Exchange Commission on December 21, 2012

Registration No. 333-175389

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUNSHINE SILVER MINES CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1040	27-2654848
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

370 17th Street, Suite 3800

Denver, CO 80202

(303) 784-5350

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephen Orr

Executive Chairman and Chief Executive Officer

Sunshine Silver Mines Corporation

370 17th Street, Suite 3800

Denver, CO 80202

(303) 784-5350

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Michael J. Zeidel, Esq. Riccardo Leofanti, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee
Common Stock, par value $0.001 per share	$250,000,000	$29,025(3)

(1)	Includes offering price of shares of common stock which the underwriters have the right to purchase pursuant to their over-allotment option.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	Previously paid

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 21, 2012

PROSPECTUS

             SHARES

SUNSHINE SILVER MINES CORPORATION

COMMON STOCK

We are selling              shares of common stock to the underwriters in a firm commitment offering.

Prior to this offering, there has been no public market for our common stock. We currently estimate that the initial public offering price will be between $             and $             per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “SSMC.”

The underwriters have an option to purchase a maximum of             additional shares from us to cover over-allotments. The underwriters can exercise this right at any time within 30 days from the date of this prospectus.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will therefore be subject to reduced reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 16 of this prospectus.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, before expenses, to Sunshine Silver Mines Corporation	$	$

Delivery of the shares of common stock will be made on or about                     , 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley	RBC Capital Markets	BMO Capital Markets	Citigroup

The date of this prospectus is                     , 2012.

SUNSHINE SILVER MINES CORPORATION PRINCIPAL PROJECTS

Sunshine Mine Property

Silver Valley

Idaho, U.S.A.

Los Gatos Project

Chihuahua, Mexico

In this prospectus, “Sunshine Silver,” the “Company,” “we,” “us” and “our” refer to Sunshine Silver Mines Corporation and its subsidiaries. We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes market and industry data and forecasts that we have developed from independent research reports, publicly available information, various industry publications, other published industry sources or our internal data and estimates. Independent research reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, neither we nor the underwriters have independently verified the data. Our internal data, estimates and forecasts are based on information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements. As used herein, references to the Sunshine Mine Technical Report and Preliminary Economic Assessment are to the “NI 43-101 Technical Report: Mineral Resource and Preliminary Economic Assessment of the Sunshine Silver Mine Project,” prepared by Tetra TechMM, Inc., or Tetra Tech, and MTB Project Management Professionals, Inc., or MTB, with an effective date of December 21, 2012, which was prepared in accordance with the requirements of NI 43-101. Tetra Tech also prepared a mineralized material statement on the Sunshine Mine property, which was prepared in accordance with the requirements of Industry Guide 7. When reference is made to the Sunshine Mine Technical Report and Preliminary Economic Assessment, this includes the mineralized material statement. References to the Los Gatos Technical Report are to the “NI 43-101 Technical Report: Mineral Resources of the Los Gatos Project, Chihuahua, Mexico,” prepared by Tetra Tech, with an effective date of December 21, 2012, which was prepared in accordance with the requirements of NI 43-101. Tetra Tech also prepared a mineralized material statement on the Los Gatos Project, which was prepared in accordance with the requirements of Industry Guide 7. When reference is made to the Los Gatos Technical Report, this includes the mineralized material statement. As used herein, references to “$” or “dollars” are to United States dollars.

SUNSHINE SILVER MINES CORPORATION

The Company

Sunshine Silver Mines Corporation is a U.S.-based precious metals exploration and development company with the objective of becoming a premier silver producer. The Company is currently focused on the advancement of its two principal projects:

•

The Sunshine Mine, located in Idaho, is one of the highest-grade known primary-silver deposits worldwide, with an estimated 2,880,312 tonnes of mineralized material at an average grade of 781.7 grams/Tonne (inclusive of expected mining dilution). In December 2012, an independent preliminary economic assessment was completed on the Sunshine Mine, indicating a robust silver project.

•

The Los Gatos Project, located in Chihuahua, Mexico, is comprised of a 149,083 hectare land position, constituting a new mining region. The Los Gatos Project consists of three identified silver discoveries, the Cerro Los Gatos zone, the Esther zone and the Amapola zone, and 10 other priority targets. In December 2012, an independent technical report completed on the Company’s primary zones of focus at the Los Gatos Project estimated that the Cerro Los Gatos deposit contains 5,270,000 tonnes of mineralized material at an average grade of 179 grams/Tonne, 2.0% lead and 4.2% zinc; the Esther deposit contains 620,000 tonnes of mineralized material at an average grade of 113 grams/Tonne, 0.6% lead and 1.7% zinc; and the Amapola deposit contains 480,000 tonnes of mineralized material at an average grade of 101 grams/Tonne, 0.1% lead and 0.2% zinc (estimates are undiluted in-situ).

In total, as of the date of this prospectus, the Company owns or controls a portfolio of 23 exploration properties in the United States and Mexico covering an area of approximately 576,336 hectares.

Principal Projects

Sunshine Mine

The Sunshine Mine, acquired by the Company in the first half of 2010, is located within the mining-friendly Coeur d’Alene Mining District in Idaho. As a past-producing mine, the Sunshine Mine is estimated to have produced over 365 million ounces of silver from 1904 to 2008. In 1990, the last year the Sunshine Mine operated at full capacity, silver production from the Sunshine Mine was approximately 5.4 million ounces. In 2008, Sterling Mining Company, or Sterling, the prior owner of the Sunshine Mine, ceased production and in early 2009 went into bankruptcy due to, we believe, among other factors, falling silver prices and inadequate capital.

The Sunshine Mine has significant existing on-site infrastructure, including an operational primary shaft, which is being modernized and upgraded, and a secondary shaft, which is being refurbished. The Company’s consolidated land position at the Sunshine Mine property currently consists of approximately 3,901 hectares. The property has an abundant water supply, is connected to the electricity grid and is accessible by paved roads. The Company has all environmental permits in place to begin surface and sub-surface operations on the property. Construction permits will be applied for as needed as the Company begins construction activities.

The underground workings at the Sunshine Mine consist of multiple levels developed off the primary shaft, extending from the surface to a depth of over 1,825 meters.

Though a significant historical producing mine, the Company believes that the Sunshine Mine property remains highly prospective. As a result, the Company is undertaking significant exploration and re-development of the property. Based on ongoing exploration activities which began in 2011, the Company has discovered the new “10” vein and extensions of the Sunshine Vein and the Yankee Boy Split Vein. The Company continues to drill in key target areas.

An independent technical report, prepared by Tetra Tech, estimated 2,880,312 tonnes of mineralized material at an average silver grade of 781.7 grams/Tonne (inclusive of expected mining dilution) at the Sunshine Mine property.

In December 2012, a preliminary economic assessment of the Sunshine Mine was prepared by Tetra Tech and MTB. The mine plan set out in the preliminary economic assessment is for the construction and operation of an underground mine under a production scenario of 1,000 tons per day of ore over a 27.5 year mine life.

According to the Sunshine Mine Technical Report and Preliminary Economic Assessment, the Sunshine Mine is expected to produce 8.4 million ounces of silver, 1.1 million pounds of copper and 1.6 million pounds of lead per annum at total cash costs of $11.80 per ounce of silver (net of copper and lead credits). The mine plan is expected to require an initial capital investment of approximately $130 million (inclusive of contingency).

Assuming a long-term silver price of $25.00 per ounce, the economic analysis returns a net present value at a 5% discount rate of $732.2 million (after tax). The internal rate of return is 28.6% (after-tax) and the payback period is 3.9 years after start of production.

Set out below are key details of the Sunshine Mine Technical Report and Preliminary Economic Assessment:(1)

	Long-Term Silver Price
Economic Returns	$25/ounce	$35.00/ounce
Net Present Value (5% discount rate, $ million)	732.2	1,387.7
After-Tax Internal Rate of Return (%)	28.6	41.8

Project Parameters	Total LOM	Avg. Annual
Ore Processed (tons)	9,652,520	N/A
Payable Silver (thousand troy ounces)	N/A	8,391
Payable Copper Production (thousand pounds)	N/A	1,072
Payable Lead Production (thousand pounds)	N/A	1,611
Total Cash Costs after Credits ($ per ounce silver)	11.80	11.80
Initial Capital Costs ($ million)	130.3	N/A
Sustaining Development Costs ($ million)	456.5	N/A
Sustaining Capital Costs ($ million)	215.4	N/A
Construction Period (months)	15	N/A
Preproduction Period (years)	1.25	N/A
Mine Life (years)	27.5	N/A
Payback (years)	3.9	N/A

(1)	Readers are cautioned that the Sunshine Mine Technical Report and Preliminary Economic Assessment is preliminary in nature as it includes mineral resources (including inferred resources) that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Sunshine Mine Technical Report and Preliminary Economic Assessment results described herein will be realized. Mineral resources that are not mineral reserves have no demonstrated economic viability. See “Cautionary Note to United States Investors Regarding the Preliminary Economic Assessment.”

Sunshine Silver’s objectives at the Sunshine Mine property are to:

•	continue to define additional mineralized material through expanded surface and underground exploration;

•	complete the upgrading of the Jewell shaft;

•	upgrade the Silver Summit shaft to provide a secondary access to certain underground levels;

•	complete a feasibility study;

•	develop sufficient stope access to return the mine to production;

•	commence mining in the upper portions of the mine;

•	complete the construction of a new modern ore processing facility that will produce silver-bearing concentrates; and

•	upgrade other existing infrastructure and re-establish access to developed portions of the resource.

The Sunshine Mine property will require significant time and capital investment before the property returns to production. The Company anticipates that it will continue to incur operating costs without realizing any revenues at the Sunshine Mine until at least late 2014. See “Business—The Sunshine Mine Property” beginning on page 70.

Los Gatos Project

The Los Gatos Project is located approximately 120 kilometers south of the state capital of Chihuahua City, in Northern Mexico and, to date, consists of three identified silver discoveries, the Cerro Los Gatos zone, the Esther zone and the Amapola zone, and 10 other priority targets with over 100 kilometers of outcropping quartz and calcite veins. The area is characterized by a predominant silver-lead-zinc epithermal mineralization.

Prior to Sunshine Silver’s initial acquisition of exploration concession rights in 2006, only very limited historical prospecting and exploration activities had been conducted at the Los Gatos Project. The Company was able to acquire concessions covering approximately 149,083 hectares, and through its exploration, has discovered a virgin silver region containing high-grade epithermal vein style mineralization throughout its Los Gatos concession package.

In 2008, the Company negotiated surface access rights with local ranch owners and obtained environmental permits for drilling. Environmental baseline data collection began in May 2010 to prepare for the development of future environmental studies required for the Los Gatos Project. The present field camp is located in a community of approximately 200 persons, with electrical and water services, an elementary school and basic health services. The Company believes that it has strong support from the local community.

To date, Sunshine Silver’s primary areas of focus have been defining and extending mineralization along the Cerro Los Gatos, Esther and Amapola zones. As of August 2012, Sunshine Silver had completed 345 drill holes in the Los Gatos Project, totaling 160,445 meters. The Los Gatos Project has a known strike length of quartz veining over 100 kilometers. In addition to the Cerro Los Gatos, Esther and Amapola zones, the Los Gatos Project has 10 other priority targets. An independent technical report prepared by Tetra Tech in December 2012 estimated that the Cerro Los Gatos deposit contains 5,270,000 tonnes of mineralized material at an average grade of 179 grams/Tonne silver, 2.0% lead and 4.2% zinc; the Esther deposit contains 620,000 tonnes of mineralized material at an average grade of 113 grams/Tonne silver, 0.6% lead and 1.7% zinc; and the Amapola deposit contains 480,000 tonnes of mineralized material at an average grade of 101 grams/Tonne silver, 0.1% lead and 0.2% zinc. The mineralized material estimates for the Los Gatos Project are undiluted in-situ.

The Company’s objectives at the Los Gatos Project are to:

•	expand the exploration drilling program;

•	conduct social, environmental and technical work on the property with the objective of completing a pre-feasibility study on the Cerro Los Gatos, Esther and Amapola zones;

•	perform additional in-fill drilling to further define mineralization at the Cerro Los Gatos, Esther and Amapola zones; and

•	continue to expand its interest in prospective mineral and surface rights.

The Los Gatos Project will require significant time and capital before the Project is brought into production. The Company anticipates that it will continue to incur operating costs without realizing any revenues at the Los Gatos Project for the foreseeable future. See “Business—The Los Gatos Project” beginning on page 81.

Silver Industry Overview

Silver occurs naturally in its solid metallic state and is commonly associated with deposits of gold, copper, lead and zinc. According to GFMS Limited, or GFMS, 2011 global supply and demand totaled approximately 1.0 billion ounces of silver; approximately 73.2% of 2011 global supply came from mine production.

Silver has strong supply and demand fundamentals with significant demand rooted in diverse sectors. The demand for silver is driven primarily by three uses: industrial, consumer and investment. According to GFMS, in 2011, industrial, consumer and investment represented 46.8%, 37.5% and 15.8% of silver demand, respectively.

Industrial—Silver has a number of properties that make it an essential component in numerous industrial applications, including its strength, malleability, conductivity and ductility, its sensitivity to and high reflectance of light, and its ability to endure extreme temperature ranges. These properties restrict its substitution in most applications, which include batteries, bearings and catalysts. GFMS data indicates that silver demand for industrial applications grew from 349.7 million ounces in 2001 to 486.5 million ounces in 2011, a 37.8% increase.

The largest end-use of silver is in the electrical and electronic products sector. Silver is the best conductor of electricity among all metals and is used in virtually all electronics (including computer, televisions and cell phones). The most rapid growth in this sector is set to come from emerging markets, such as India and China, where rapid advances in living standards mean electronic goods have become increasingly affordable and desirable. In 2000, China accounted for just 8% of global industrial silver demand, against a 2011 contribution of 18%.

Increases in emerging applications for silver (such as LCD technology and RFID technologies) are expected to continue to augment industrial demand. Emerging applications include utilizing silver’s reflectivity as a component in solar cells to produce “green” electricity, and utilizing silver’s antimicrobial properties in medical applications and in the prevention of algae build-up in water purification systems. GFMS projects that global industrial demand for silver will increase to a new record high of 511.6 million ounces in 2014.

Consumer—Consumer use of silver is primarily for the fabrication of jewelry, silverware and coins, which rely on silver’s lustre, resistance to tarnishing and malleability. For these uses silver is often alloyed to a small proportion of other metals, such as copper, to harden it. Sterling silver, for example, is 92.5% silver and 7.5% copper and has been the standard in many countries for silver jewelry since the 14th century. There has been a sharp uptick in Chinese consumer demand for silver, as GFMS data indicates that Chinese silverware fabrication rose by 10% in 2011 and Chinese jewelry demand continued to grow.

Investment—Investment demand for silver has increased significantly in the last 10 years, with the most significant investment demand coming from silver exchange traded funds, or ETFs, and bullion funds. Historically, the price of silver has shown at times a high correlation to the price of gold as a result of investment demand, and has been at times viewed as an attractive hedge against a decrease in the value of the U.S. dollar and inflation, attracting investors during times of uncertainty. GFMS data indicates that investors purchased nearly 300 million ounces of silver in 2010, and strong growth in investment demand continued into 2011, as total ETF holdings reached 576 million ounces.

Business Strengths and Competitive Advantages

Attractive Assets in Two of the World’s Premier Silver Regions

Sunshine Silver’s principal assets are located in two of the world’s premier silver regions. The Sunshine Mine property is located in the Coeur d’Alene Mining District in Idaho, which district is estimated to have produced over one billion ounces of silver over approximately the last century, and the Los Gatos Project is located in the Mexican Silver Belt, the world’s largest silver producing region in 2011. In addition to being located in premier silver regions, both assets possess characteristics that differentiate them from other silver projects:

Sunshine Mine Property

•

One of the highest-grade known remaining primary-silver discoveries worldwide, estimated to contain 2,880,312 tonnes of mineralized material at an average silver grade of 781.7 grams/Tonne (inclusive of expected mining dilution)

•	The recently-completed Sunshine Mine Technical Report and Preliminary Economic Assessment indicates a robust silver project

•	Silver-bearing concentrate production expected to commence in late 2014

•

Significant existing infrastructure, including an operational primary shaft, which is being modernized and upgraded, a secondary shaft that is being refurbished, access to roads, power and water, and all environmental permits to begin surface and sub-surface operations, with the exception of applicable construction permits

•

Consolidated land position of approximately 3,901 hectares representing the ability to allow drilling access from surface locations to new areas of potential mineralization that remain highly prospective with new veins and vein extentions discovered since the 2011 exploration program began

•	Strong community support coupled with an experienced and skilled workforce

•	A prolific past-producing mine, once one of the largest silver producers in the United States, which is estimated to have produced over 365 million ounces of silver

Los Gatos Project

•	Control over and the ability to develop an emerging silver region; land position of 149,083 hectares

•

The Cerro Los Gatos deposit is estimated to contain 5,270,000 tonnes of mineralized material at an average grade of 179 grams/Tonne silver, 2.0% lead and 4.2% zinc; the Esther deposit is estimated to contain 620,000 tonnes of mineralized material at an average grade of 113 grams/Tonne silver, 0.6% lead and 1.7% zinc; and the Amapola deposit is estimated to contain 480,000 tonnes of mineralized material at an average grade of 101 grams/Tonne silver, 0.1% lead and 0.2% zinc (undiluted in-situ)

•	Widespread mineralization beyond the Cerro Los Gatos, Esther and Amapola zones, with 10 other priority targets

Sunshine Mine Historical Production and Recent Accomplishments Enhance Operating Success

Sunshine Silver believes that the significant historical production at the Sunshine Mine, combined with the recent and planned mine improvements, enhances the likelihood of operating success of the project relative to other silver development projects. However, significant time and capital investment will be required before the Sunshine Mine returns to production and the Company anticipates that it will continue to incur operating costs without realizing any revenues at the Sunshine Mine until at least late 2014, including costs related to intensive underground exploration, rehabilitation and refurbishment of mine and processing infrastructure and further dewatering of underground workings. The underground workings consist of multiple levels developed off the main production shaft, extending from the surface to a depth of over 1,825 meters, or more than 1,000 meters below sea level.

Since acquiring the Sunshine Mine, the Company has acquired additional surface rights and improved the existing infrastructure, repaired surface facilities and equipment, completed a number of environmental, health and safety upgrades and identified and accessed a newly discovered portion of the resource that could be mined in the near future. The Company has added experienced and highly-trained professionals to lead such improvements. The Company has accomplished the following at the Sunshine Mine:

•	Initiated and expanded exploration drilling

•	Discovered an extension of the Sunshine Vein across the Chance Fault, an extension of the Yankee Boy Split Vein and the new “10” vein

•	Retained project engineering and development managers

•	Engaged geologic resource, metallurgical, environmental, hydrologic and mine planning consultants

•	Initiated metallurgical design work for a new process plant

•	Initiated a third party concentrate marketing study for silver-bearing concentrates

•	Managed the completion of a 3D block model

•	Started modernizing the Silver Summit shaft and mined two declines for exploration platforms and access within the mine

•	Completed an independent technical report in accordance with NI 43-101 and the requirements of Industry Guide 7

•	Completed a preliminary economic assessment, which indicated ore production could begin in the second quarter of 2014

Significant Exploration Potential for Additional Silver Resources

Sunshine Silver believes it has numerous opportunities to define additional mineral resources through continued exploration of its properties:

•

Sunshine Mine: Sunshine Silver has rights to approximately 3,901 hectares of exploration ground at the Sunshine Mine property. The property has numerous well-defined exploration targets, many of which are extensions of past-producing silver veins. In addition, Sunshine Silver has acquired additional surface rights to further consolidate its ownership of this mineralized trend. Despite being a prolific silver producing region, Sunshine Silver believes that the Coeur d’Alene Mining District is still highly under explored. Through application of modern exploration technologies and processes, Sunshine Silver has discovered an extension of the Sunshine Vein across the Chance fault and several other high-grade veins and vein extensions.

•

Los Gatos Project: Sunshine Silver expects to expand the Cerro Los Gatos, Esther and Amapola zones, which remain open to extensions at depth. Sunshine Silver also has identified 10 other priority targets. Sunshine Silver has only conducted drilling on 15 kilometers out of over 100 kilometers of strike length of quartz veining along the Los Gatos Project property’s 149,083 hectares.

•	Other opportunities: Sunshine Silver owns 21 other exploration properties in Mexico and Idaho, which could provide additional opportunities for resource growth.

Politically Stable and Mining-Friendly Jurisdictions

Both Idaho and Mexico are jurisdictions with a long history of successful mineral development and operations. Both are considered desirable jurisdictions in which to conduct mining operations due to stable political, tax and regulatory policies. Based on a survey published in February 2012 by the Fraser Institute, an independent research organization, Idaho and Mexico rank among the top silver mining jurisdictions worldwide in terms of the attractiveness of government policies, access to infrastructure and qualified labor availability.

Attractive Market Dynamics

Investment demand for silver exposure remains strong, driven in part by continued U.S. dollar weakness, ongoing economic uncertainty in Europe and political unrest in the Middle East and elsewhere. Historically, silver has been viewed as an effective hedge against a decrease in the value of the U.S. dollar and inflation, attracting investors during times of uncertainty. In addition, industrial demand for silver continues to increase, driven by new emerging applications for silver such as solar energy, medical applications and water purification, which the Company believes will enhance the strong supply and demand fundamentals of silver.

Despite this strong investment and industrial demand, the universe of primary silver companies is small, which limits investor options for silver exposure. Sunshine Silver represents an opportunity for investors to gain exposure to a primary silver company with two attractive assets.

Experienced Management Team and Board

Sunshine Silver has an experienced and growing management team with a track record of successfully identifying and developing mineral discoveries. The Company’s Executive Chairman & Chief Executive Officer, Stephen Orr, has 35 years of experience in the minerals industry principally with Homestake Mining Company, where he ultimately served as President of Homestake Canada Inc.; Barrick Gold Corporation, where he was

Managing Director of Australia & Africa operations; OceanaGold Limited, where he served as Chief Executive Officer; and Ventana Gold Corp., where he was President & Chief Executive Officer. The Company’s Chief Financial Officer, Roger Johnson, has 33 years of experience in financial management of the minerals industry with Coopers & Lybrand, as a public accountant; Kennecott Utah Copper Corporation, as Vice President, Controller; Pasminco Zinc, Inc., as Senior Vice President, Finance and Administration; and Newmont Mining Corporation, where he was Vice President, Chief Accounting Officer. The Company’s Chief Operating Officer, John Galassini, has 25 years of experience in the minerals industry with Phelps Dodge Corporation, where he ultimately served as Senior Vice President North America; Freeport McMoRan Copper & Gold, Inc., as Senior Vice President; and Kinross Gold Corporation, where he served as Regional Vice President North America. The Company’s Vice President of Exploration, Phil Pyle, has 33 years of experience in the minerals industry with Linear Gold (now Brigus), where he served as Exploration manager, and at MIM Exploration, BHP Minerals and AMAX Exploration. He served as Vice President Exploration for Los Gatos since 2008.

The Board is comprised of senior mining and financial executives who have broad domestic and international experience in mineral exploration, development and mining. The Company’s senior management and Board have in excess of 300 years of combined mining experience. Sunshine Silver believes the specialized skills and knowledge of the management team and the Board will significantly enhance Sunshine Silver’s ability to explore and develop the Sunshine Mine property and the Los Gatos Project and pursue other regional growth opportunities.

Shareholder Sponsorship

The Company and its predecessors were founded by the Electrum Group of Companies, or Electrum. Electrum is a leading private equity investment firm engaged in mining exploration and development. Led by Dr. Thomas S. Kaplan, a highly-respected natural resources investor, Electrum brings together decades of combined investment and operating experience, proven execution abilities and capabilities, a broad and diverse background and a deep knowledge of the natural resources sector and mining disciplines. By maintaining a disciplined and professional approach to acquisition and value enhancement, Electrum has developed a strong track record and a multi-billion dollar asset base in the natural resource sector. Electrum holds significant stakes in public and private metals and mining companies, including NovaGold Resources Inc., Gabriel Resources Ltd., Taung Gold Limited, Tintina Resources Inc., Niocan Inc. and Sunward Resources Ltd. The Company believes that access to the specialized skills and knowledge within Electrum will significantly enhance Sunshine Silver’s ability to execute its business strategy. When we refer to “Electrum” in this prospectus, we are including, where appropriate, Electrum Silver Holdings LLC, Tigris Financial (International) L.P., Tigris Financial Group Ltd. and CGT Management Ltd., all of which are our stockholders.

In March 2011, Liberty Metals & Mining Holdings, LLC, or Liberty Metals & Mining, purchased 15% of the Company’s common stock. Liberty Metals & Mining, is a wholly-owned subsidiary of Boston-headquartered, Liberty Mutual Group. As of September 30, 2012, Liberty Mutual Group had more than $71.3 billion of total invested assets. As a subsidiary of Liberty Mutual Group, Liberty Metals & Mining makes investments in the metals and mining sector for Liberty Mutual Group.

Following completion of the offering, Electrum and Liberty Metals & Mining will beneficially own approximately     % and     % of the Company’s outstanding common stock, respectively, assuming the over-allotment option is not exercised by the underwriters.

Business Strategy

Sunshine Silver’s business strategy is focused on creating value for stakeholders through the ownership and advancement of its two principal projects, the Sunshine Mine property and the Los Gatos Project, and through the pursuit of similarly attractive silver-focused projects. Sunshine Silver expects to commence concentrate production at the Sunshine Mine in late 2014. Sunshine Silver does not expect to enter into production or generate revenue at the Los Gatos Project in the near future. The Company believes that the anticipated net proceeds from this offering and its existing cash and cash equivalents will provide adequate funds for ongoing operations, further exploration in the United States and Mexico, planned capital expenditures and working capital to fund mine development, a new processing facility for commercial production of silver-bearing concentrate and a new refinery to bring the Sunshine Mine into sustained commercial production. We expect that we will require additional funding at a later date to develop a mine at the Los Gatos Project.

Sunshine Silver plans to:

Continue Exploration and Development at the Sunshine Mine property to Convert Existing Mineralized Material to Reserves and Expand the Resource Base

Sunshine Silver intends to complete a feasibility study at the Sunshine Mine property to determine the costs to re-commission and operate the Sunshine Mine as a sustainable and efficient silver producer. Sunshine Silver expects this study will be completed within six months from the completion of this offering. In addition, the Company intends to continue with its surface and underground exploration drilling program to provide sufficient sampling to estimate grade, tonnage and location of additional potentially economic veins and deposits for future production and to upgrade mineralized material to reserves.

Re-Commission the Sunshine Mine to Long-Term Sustainable Production

Sunshine Silver intends to upgrade or replace existing infrastructure at the Sunshine Mine in connection with its modernization and rehabilitation efforts and to review process optimization alternatives. The re-commissioning of the Sunshine Mine will be designed to allow the Company to reach a safe and sustainable production rate utilizing its newly optimized facilities.

Advance Development of the Los Gatos Project and Accelerate Exploration in the Los Gatos Region

The Company plans to accelerate its exploration program at the Los Gatos region through additional drilling with the intent of identifying additional mineralized material within the established ten additional target areas. In the near term, the Company also intends to progress the most advanced exploration sites, the Cerro Los Gatos, Esther and Amapola zones, through additional in-fill and stepout drilling, beginning decline development and completion of a pre-feasibility study.

Conduct Further Exploration at Sunshine Silver’s Mexican Properties Outside the Los Gatos Region and Apply for Additional Exploration Acreage

Sunshine Silver plans to expand its exploration programs at its Mexican properties outside the Los Gatos region and continue to grow its land position. The Company owns or controls a portfolio of 19 other exploration properties in Mexico covering an area of 420,895 hectares, with significant additional hectares under application for mineral concession. There are three projects underway with significant drill results, El Doctor in Oaxaca, Santa Valeria in Chihuahua and Zacatlan in Puebla. Additional drilling is planned at these projects as well as additional targets through 2013. The Company is planning sufficient drilling in an effort to outline continuous geometry of mineralization at El Doctor, Santa Valeria and Zacatlan, which could lead to initial estimates of mineralized material.

Identify and Pursue Other Growth Opportunities that Add Value to Stockholders

Given the management and Board’s strong track record in exploration, development and asset integration, the Company may pursue acquisitions and joint ventures that are value accretive to its stockholders through the pursuit of similarly attractive silver-focused projects.

Recent Developments

Exploration drilling at the Sunshine Mine property in Idaho from accessible underground workings has resulted in the discovery of a new deeper vein referred to as the “10 vein” and a mineralized extension to the Sunshine vein in a previously unexplored area. Results from recent drilling are as follows:

Hole	From (meters)	To (meters)	Thickness (meters)	Ag (g/t)	Cu (%)	Pb (%)	Vein
ST2627	226.37	227.74	1.37	227.0	0.1	0.0	Sunshine
ST2627	293.75	294.75	1.0	495.0	0.65	0.51	10
ST2628	262.13	262.98	0.85	1379.0	0.99	0.0	Sunshine
ST2628	332.41	334.91	2.5	554.0	0.25	6.7	10
ST2629	206.58	208.88	2.3	2445.0	0.76	0.02	Sunshine
ST2629	265.42	266.37	0.95	220.0	0.09	0.45	10
ST2630	216.18	217.66	1.48	2334.6	0.10	0.01	Sunshine
ST2630	278.35	280.45	2.10	45.0	0.01	1.27	10
ST2631	228.96	229.11	0.15	2191.0	1.00	0.16	Sunshine
ST2631	294.73	295.86	1.13	1234.0	0.1	57.4	10
ST2632	241.49	242.37	0.88	303.0	0.1	0.0	Sunshine
ST2634	220.64	221.55	0.91	252.0	0.07	0.00	Sunshine
ST2635	225.64	225.85	0.21	316.0	0.09	0.08	Sunshine
ST2635	284.91	288.51	3.60	250.0	0.07	6.90	10
ST2636	213.05	213.75	0.70	183.0	0.03	1.89	Sunshine
ST2637	245.9	247.4	1.50	429.0	0.23	0.02	Sunshine
ST2637	250.0	250.9	0.90	1422.0	1.00	0.08	Sunshine
ST2637	312.5	315.5	3.00	74.0	0.01	2.39	10

Hole ST2633 did not detect significant mineralization.

Additional drilling is now focused on the exploration decline from the Sterling tunnel to further delineate mineralization encountered in both the upward vertical extension of the Sunshine vein and the newly discovered 10 vein.

Corporate Information

Sunshine Silver Mines Corporation is incorporated in Delaware. Sunshine Silver’s principal executive office is located at 370 17th Street, Suite 3800, Denver, Colorado 80202. The Company’s telephone number is (303) 784-5350.

THE OFFERING

Common stock offered in firm commitment offering	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock	shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We intend to allocate $ million of the net proceeds of the offering towards our operations at the Sunshine Mine property, $ million towards our operations at the Los Gatos Project and $ million towards the exploration of our properties in Mexico outside of the Los Gatos Project. The remaining amount of the proceeds will be used for general corporate purposes as further described herein. See “Use of Proceeds” on page 35.

Voting rights	Holders of our common stock are entitled to one vote per share.

Dividend policy	We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business.

Directed Share Program	At our request, the underwriters have reserved for sale up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees, consultants and existing stockholders and other persons having a relationship with us, such as suppliers, or having a relationship with our existing stockholders. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See “Underwriting—Directed Share Program.”

Risk factors	See “Risk Factors” beginning on page 16 for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.

Common stock listing	We intend to apply for listing of our common stock on the New York Stock Exchange under the symbol “SSMC.”

The number of shares of our common stock that will be outstanding after this offering includes 58,810,113 shares of common stock outstanding as of September 30, 2012. Unless otherwise indicated, all information in this prospectus, including the number of shares that will be outstanding after this offering and other share-related information:

•	excludes 157,948 shares of common stock issuable upon the exercise of options granted in 2009;

•

excludes 1,494,682 shares of common stock issuable upon the exercise of options granted to directors, executives and employees on October 30, 2012. See “Executive and Director Compensation—Stock Option Grants” and “Executive and Director Compensation—Director Compensation;”

•	excludes additional shares of common stock reserved for future issuance under our stock option plans;

•	assumes no exercise of the underwriters’ option to purchase from us up to additional shares to cover over-allotments; and

•	assumes a for stock split of our common stock to be effected prior to completion of this offering.

See “Description of Capital Stock” beginning on page 117.

SUMMARY CONSOLIDATED FINANCIAL DATA

We prepared the summary consolidated financial data using our consolidated financial statements for each of the periods presented. The summary consolidated financial data for each fiscal year in the three-year period ended December 31, 2011 was derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

The summary consolidated financial data as of and for the nine months ended September 30, 2012 and for the nine months ended September 30, 2011 was derived from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus. In our opinion, such unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Results as of and for the nine months ended September 30, 2012 are not necessarily indicative of results that may be expected for the entire year.

We were formed on February 2, 2011 when our predecessor, Precious Metals Opportunities LLC, converted to a Delaware corporation. On March 1, 2011, Los Gatos Ltd. merged with and into us. In accordance with U.S. generally accepted accounting principles, or U.S. GAAP, all financial results have been prepared as if the combination of the companies under common control (Precious Metals Opportunities LLC and Los Gatos Ltd.) had occurred prior to the earliest period presented. Accordingly, the financial results have been prepared on the following basis:

•	the 2009 results of operations are derived solely from the activities of Los Gatos Ltd.;

•	the 2010 results of operations reflect the combined activities of Precious Metals Opportunities LLC and Los Gatos Ltd.; and

•

the 2011 results of operations reflect the combined activities of Precious Metals Opportunities LLC and Los Gatos Ltd. through February 28, 2011; subsequent to this date, the results of operations reflect the consolidated activities of Sunshine Silver.

As a result of our acquisition of the Sunshine Mine in May 2010, we believe that period-over-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as a good indicator of our future performance.

You should read this financial data in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year ended December 31,			Nine months ended September 30,
	2011	2010	2009	2012	2011
	(in thousands)
				(unaudited)
Statements of Loss Data:
Expenses:
Exploration	$19,259	$14,638	$9,765	$16,016	$13,797
Pre-development	6,779	1,783	—	21,618	3,085
General and administrative	13,873	5,483	818	9,345	10,078
Amortization	1,372	773	6	1,414	982

Total expenses	41,283	22,677	10,589	48,393	27,942
Net other expense	437	1,891	597	(281)	317

Loss before income tax benefit	(41,720)	(24,568)	(11,186)	(48,112)	(28,259)
Income tax benefit	—	30	—	—	—

Net loss	$(41,720)	$(24,538)	$(11,186)	$(48,112)	$(28,259)

	Year ended December 31,			Nine months ended September 30,
	2011	2010	2009	2012	2011
	(in thousands)
				(unaudited)

Cash Flow Data:
Net cash used by operating activities	$(36,791)	$(21,479)	$(10,876)	$(46,714)	$(26,137)
Net cash used by investing activities	$(12,334)	$(30,856)	$(31)	$(4,976)	$(11,202)
Net cash provided by financing activities	$164,661	$54,592	$11,885	$(721)	$165,455

	September 30, 2012
	Actual	As Adjusted(1)
	(in thousands)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$66,761	$
Working capital	$68,920	$
Total assets	$117,865	$
Total indebtedness	—		—
Total shareholders’ equity	$112,900	$

(1)	Assumes net proceeds to us from this offering of $ million. Assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) as adjusted cash and cash equivalents, working capital, total assets and total shareholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the following risk factors that may affect our business, future operating results and financial condition, as well as the other information set forth in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. The risks below are not the only ones we face. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us.

Risks Related to Our Business

We are an exploration company that has no operating history on which to base an evaluation of our business and prospects and we cannot provide investors with any assurance that we will generate any operating revenues at our mineral properties or ever achieve profitable operations.

We were formed in December 2009 and have not yet generated any operating revenue. The Sunshine Mine has not been a producing mine since 2008, prior to its acquisition by us. We anticipate that we will continue to incur operating costs without realizing any revenues at the Sunshine Mine until at least late 2014 and for the foreseeable future at the Los Gatos Project. We expect to continue to incur losses until such time as one or more of our mineral properties enters into commercial production and generates sufficient revenues to fund our continuing operations. If we are unable to generate significant revenues at the Sunshine Mine or the Los Gatos Project, we will not be able to earn profits or continue operations. We cannot provide investors with any assurance that we will be successful in resuming production at the Sunshine Mine, or that we will ever develop a mine at the Los Gatos Project.

We are dependent on our two principal projects for our future operating revenue, the Sunshine Mine property and the Los Gatos Project, neither of which currently has proven or probable reserves.

The Sunshine Mine property and the Los Gatos Project do not have identified proven and probable mineral reserves. The costs, timing and complexities of upgrading the mineralized material at the Sunshine Mine property to proven and probable reserves may be greater than we anticipate. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate, and few properties that are explored are ultimately developed into producing mines. There is no assurance that our mineral exploration programs at either the Sunshine Mine property or the Los Gatos Project will establish the presence of any proven or probable mineral reserves. The failure to establish proven or probable reserves would severely restrict our ability to implement our strategies for long-term growth.

Mineralized material calculations at the Sunshine Mine and the Los Gatos Project are only estimates.

Our calculation of the mineralized material at the Sunshine Mine and the Los Gatos Project are only estimates and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be materially inaccurate. There is a degree of uncertainty attributable to the calculation of mineralized material. Until mineralized material is actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurance can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations for the mineralized material and grades of mineralization on our properties.

The estimation of mineralized material is a subjective process that is partially dependent upon the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

Estimated mineralized material may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineralized material estimates. The extent to which mineralized material may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in volume and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

Our mineralized material estimates have been determined and valued based on assumed future metal prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for silver may render portions of our mineralization uneconomic and result in reduced reported volume and grades, which in turn could have a material adverse effect on our financial performance, financial position and results of operations.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Sunshine Mine into production may be significantly higher than those set forth in the Sunshine Mine Technical Report and Preliminary Economic Assessment. Decisions about the development of the Sunshine Mine will ultimately be based upon a feasibility study. We have not prepared a feasibility study for the Sunshine Mine. We expect to produce a feasibility study for the Sunshine Mine with a portion of the proceeds of the offering. Our evaluations of our business and prospects are subject to change after the study has been conducted, which could materially adversely affect our prospects.

Additionally, the actual amount of operating costs at the Sunshine Mine will depend upon changes in the availability and prices of labor, equipment and infrastructure, variances in ore recovery and mining rates from those assumed in the mining plan, operational risks, changes in governmental regulation, including taxation, environmental, permitting and other regulations and other factors, many of which are beyond our control. Due to any of these or other factors, the operating costs at the Sunshine Mine may be significantly higher than those set forth in the Sunshine Mine Technical Report and Preliminary Economic Assessment. As a result of higher capital and operating costs, production and economic returns may differ significantly from those set forth in the Sunshine Mine Technical Report and Preliminary Economic Assessment and there are no assurances that any future development activities will result in profitable mining operations.

Historical production at the Sunshine Mine may not be indicative of the potential for future development.

There is currently no commercial production at the Sunshine Mine and, since acquiring ownership, we have never recorded any revenues from commercial production at the Sunshine Mine. You should not rely on the fact that there were historical mining operations at the Sunshine Mine as an indication that we will ever have future successful commercial operations at the Sunshine Mine. In order for us to develop new mining operations at the Sunshine Mine, we will be required to incur substantial operating expenses and capital expenditures to refurbish and/or replace existing infrastructure.

Land reclamation and mine closure may be burdensome and costly.

Land reclamation and mine closure requirements are generally imposed on mineral exploration companies, such as ours, which require us, among other things, to minimize the effects of land disturbance. Such requirements may include controlling the discharge of potentially dangerous effluents from a site and restoring a site’s landscape to its pre-exploration form. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend could be materially higher than current estimates. Any additional amounts required to be spent on reclamation and mine closure may have a material adverse effect on our financial performance, financial position and results of operations and may cause us to alter our operations. In addition, we are required to maintain financial assurances, such as letters of credit, to secure reclamation obligations under certain laws and regulations. The failure to acquire, maintain or renew such financial assurances could subject us to fines and penalties or suspension of our operations.

Letters of credit or other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine’s operation. Although we include liabilities for estimated reclamation and mine closure costs in our financial statements, it may be necessary to spend more than what is projected to fund required reclamation and mine closure activities. Additionally, even if we cease exploration at the Sunshine Mine we will be required to expend cash and other resources to satisfy ongoing care and maintenance obligations at the Sunshine Mine, which obligations include controlling ground water, monitoring and sampling permitted facilities and ultimately reclaiming our tailings impoundment.

We do not have sufficient funds to bring the Sunshine Mine into sustained commercial operation or to develop a mine at the Los Gatos Project, and we expect that we will require additional financing in the future.

We are an exploration company and do not currently have sufficient capital for sustained operations. We expect that the proceeds from this offering will be used to fund completion of a feasibility study, construct a processing plant for silver-bearing concentrate, construct a new refinery and bring the Sunshine Mine to sustained commercial development. In addition, we plan to complete a pre-feasibility study, conduct exploration drilling and initiate a development decline at the Los Gatos Project. However, we do not expect that the funds raised from this offering will be sufficient to develop a mine at the Los Gatos Project. Our future financing needs may be substantial if we encounter unexpected costs or delays in re-commissioning the Sunshine Mine or developing a mine at the Los Gatos Project.

We expect to raise additional funds through equity, debt, joint venture funding or some combination thereof. Access to additional capital may not, however, be available on terms acceptable to us or at all. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, drilling, development or production at the Sunshine Mine or the Los Gatos Project. Furthermore, even if we raise sufficient additional capital, there can be no assurance that we will achieve profitability or positive cash flow. In addition, any future equity offering will further dilute your equity interest in us and any future debt financing will require us to dedicate a portion of our cash flow to payments on indebtedness and will limit our flexibility in planning for or reacting to changes in our business.

If the development of one or more of our mineral projects is found to be economically feasible, we will be subject to all of the risks associated with establishing new mining operations.

If the development of one of our mineral projects is found to be economically feasible, such development will require obtaining permits and financing, and the construction and operation of mines, processing plants and related infrastructure. As a result, we will be subject to all of the risks associated with establishing new mining operations, including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

•	the availability and cost of skilled labor, mining equipment and principal supplies needed for operations, including explosives, fuels, chemical reagents, water, power, equipment parts and lubricants;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

•	the availability of funds to finance construction and development activities;

•	industrial accidents;

•	mine failures, shaft failures or equipment failures;

•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and seismic activity;

•	unusual or unexpected geological and metallurgic conditions;

•	exchange rate and commodity price fluctuations;

•	high rates of inflation;

•	potential opposition from non-governmental organizations, environmental groups or local groups, which may delay or prevent development activities; and

•	restrictions or regulations imposed by governmental or regulatory authorities.

The costs, timing and complexities of developing our projects may be greater than anticipated. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, the cost of producing silver-bearing concentrates that are of acceptable quality to smelters may be significantly higher than expected. We may encounter higher than acceptable contaminants in our concentrates such as arsenic, antimony, mercury, copper, iron, selenium or other contaminants that, when present in high concentrations, can result in penalties or outright rejection of the metals concentrates by the smelters. Silver-bearing concentrates at our Sunshine Mine are known to contain relatively high percentages of arsenic and antimony. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at our mineral properties.

Our operations involve significant risks and hazards inherent to the mining industry.

Our operations involve the operation of large pieces of drilling and other heavy equipment. Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, cave-ins, flooding and mechanical equipment failure are inherent risks in our operations. For example, in February 2012, we had a fire at the Sunshine Mine. The fire was extinguished in March 2012, access to the upper levels was reestablished in April 2012, and access to the lower levels was reestablished in June 2012. Through September 30, 2012, we have incurred $1.5 million of direct costs related to the Sunshine Mine fire. Hazards inherent to the mining industry can cause injuries or death to employees, contractors or other persons at our mineral properties, severe damage to and destruction of our property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and can result in the suspension of our exploration activities and any future development and production activities. Safety measures implemented by us may not be successful in preventing or mitigating future accidents.

In addition, from time to time we may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at our properties or otherwise in connection with our operations. To the extent that we are subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if we are subject to governmental investigations or proceedings, we may incur significant penalties and fines, and enforcement actions against us could result in the closing of certain of our mining operations. If claims and lawsuits or governmental investigations or proceedings are ultimately resolved against us, it could have a material adverse effect on our financial performance, financial position and results of operations. Also, if we mine on property without the appropriate licenses and approvals, we could incur liability or our operations could be suspended.

The mining industry is very competitive.

The mining industry is very competitive. Much of our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

The title to some of our mineral properties may be uncertain or defective, thus risking our investment in such properties.

Certain of our United States mineral rights consist of “patented” and “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the General Mining Law. Also, unpatented mining claims and related rights, including rights to use the surface, are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

The Sunshine Mine property is part of a historic mining district that was established prior to 1900. The history of ownership of the properties comprising the Sunshine Mine property is complex and involves numerous individuals and entities. In addition, title to many of the mineralized ore veins at the Sunshine Mine property is based on ownership of the patented claims within which those ore veins have their apex, as under the General Mining Law the owner of a mining claim within which a mineralized vein has its apex owns the so-called “extralateral rights” to that vein as it may extend downward outside the vertical boundaries of the claim. As the vein extends downward, however, its actual location becomes less and less certain. As a result, ownership of these mineralized veins often becomes more a question of geology than of public records. Over the years, because of the age of the district and the existence of extralateral rights that render title to the actual minerals beneath any particular claim more uncertain, our predecessors and adjoining landowners entered into several agreements establishing boundary lines between claims, dividing ownership of portions of claims, agreeing to the sharing of ore produced from mineralized veins within claims, and agreeing to joint exploration and development activities on certain claims. There can be no assurance that our predecessors successfully consolidated the properties at the Sunshine Mine property so that third parties will not make claims to our properties or a share of some portion of any mineral production in the future or that we have identified every agreement establishing our property rights.

With respect to several of the patented mining claims at the Sunshine Mine property, we own the mineral estate but not the surface estate. Although we expect we would continue the development of the Sunshine Mine as an underground mine, which would not require us to make use of the surface of those patented claims where we do not own the surface estate, as we develop our mine plan for the Sunshine Mine and as that plan changes over time, there can be no assurance that we will not need to use the surface of portions of those claims. If that need arises there can be no assurance that the owners of the surface estate of any of those claims will recognize our common law rights or be willing to enter into agreements with us to allow for such surface use.

Additionally, our mineral properties in Mexico may be subject to prior recorded and unrecorded agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A title defect on any of our mineral properties (or any portion thereof) could adversely affect our ability to mine the property and/or process the minerals that we mine.

Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. We rely on title information and/or representations and warranties provided by our grantors. Any challenge to our title could result in litigation, insurance claims and potential losses, delay the exploration and development of a property and ultimately result in the loss of some or all of our interest in the property. In addition, if we mine on property without the appropriate title, we could incur liability for such activities.

We do not currently intend to enter into hedging arrangements with respect to silver and our hedging activities, or our decision not to hedge, with respect to our expenses could expose us to losses.

We do not currently intend to enter into hedging arrangements with respect to silver. As such, we will not be protected from a decline in the price of silver. This strategy may have a material adverse effect upon our financial performance, financial position and results of operations.

We report our financial statements in U.S. dollars. A portion of our costs and expenses are incurred in Mexican pesos. As a result, any significant and sustained appreciation of the Mexican peso against the U.S. dollar may materially increase our costs and expenses. Additionally, we are, and will be, exposed to the potentially adverse effects of fluctuations in input costs, such as diesel fuel, and, if we borrow funds at a floating rate, interest rates. We may seek to enter into hedging arrangements to hedge some of our input costs, such as diesel fuel, and our currency exposure with respect to the portion of our costs and expenses incurred in Mexican pesos. In the future we may also seek to enter into interest rate hedge agreements in connection with future indebtedness we may incur that bears interest at a floating rate. We currently, however, have not entered into any such hedging arrangements, or made a decision to do so, and cannot assure you that we will be able to do so on acceptable terms, or at all. Even if we seek and are able to enter into hedging contracts, there is no assurance that such hedging program will be effective, and any hedging program would also prevent us from benefitting fully from applicable input cost or rate decreases. In addition, we may in the future experience losses if a counterparty fails to perform under a hedge arrangement.

Our insurance may not provide adequate coverage.

Our business and operations are subject to a number of risks and hazards including, but not limited to, adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground control problems, cave-ins, changes in the regulatory environment, metallurgical and other processing problems, mechanical equipment failure, facility performance problems, fires and natural phenomena such as inclement weather conditions, floods and earthquakes. These risks could result in damage to, or destruction of, our mineral properties or production facilities, personal injury or death, environmental damage, delays in exploration, mining or processing, increased production costs, asset write downs, monetary losses and legal liability.

Our property and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including those related to environmental matters or other hazards resulting from exploration and production, is generally not available to us or to other companies within the mining industry. Our current insurance coverage may not continue to be available at economically feasible premiums, or at all. In addition, we do not carry business interruption insurance relating to our properties. Accordingly, delays in returning to any future production could produce near-term severe impact to our business. Any losses from these events may cause us to incur significant costs that could have a material adverse effect on our financial performance, financial position and results of operations.

If we are unable to retain key members of management, our business might be harmed.

Our exploration activities and any future mining and processing activities depend to a significant extent on the continued service and performance of our senior management team, including our Executive Chairman and Chief Executive Officer. We depend on a relatively small number of key officers, and we currently do not, and do not intend to, have key-person insurance for these individuals. Departures by members of our senior management could have a negative impact on our business, as we may not be able to find suitable personnel to replace departing management on a timely basis. The loss of any member of our senior management team could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, results of operations and financial condition. In addition, the international mining industry is very active and we are facing increased competition for personnel in all disciplines and areas of operation. There is no assurance that we will be able to attract and retain personnel to sufficiently staff our development and operating teams.

High metal prices in recent years have encouraged increased mineral exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

High metal prices in recent years have encouraged increases in mineral exploration, development and construction activities, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. There has also been a shortage of skilled workers in the mining industry in recent years particularly with respect to experienced mine construction and mine management personnel. As a result of this shortage, the wages that we are required to pay to our skilled workers have increased. In addition, employee turnover rates in the mining industry have increased as participants in the minerals industry compete for skilled personnel. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase our project exploration and any future development and/or construction costs.

The price of silver is subject to change and a substantial or extended decline in the price of silver could materially and adversely affect our revenues and the value of our mineral properties.

Our business and financial performance will be significantly affected by fluctuations in the price of silver. The price of silver is volatile, can fluctuate substantially and is affected by numerous factors that are beyond our control. Since 2001, the price of silver ranged from a low of $4.06 per ounce in November 2001 to a high of $48.44 per ounce in April 2011. While the price of silver has increased significantly in recent years, such price movement is not a predictor of the future price of silver, which may decrease significantly as silver prices are affected by numerous factors beyond our control, including:

•	prevailing interest rates and returns on other asset classes;

•	expectations regarding inflation, monetary policy and currency values;

•	speculation;

•

governmental and exchange decisions regarding the disposal of precious metals stockpiles, including the decision by the CME Group, the owner and operator of the futures exchange, to raise silver’s initial margin requirements on futures contracts;

•	political and economic conditions;

•	available supplies of silver from mine production, inventories and recycled metal;

•	sales by holders and producers of silver; and

•	demand for products containing silver.

Because we expect to derive the substantial majority of our revenues from sales of silver, our results of operations and cash flows will fluctuate as the price of silver increases or decreases. A sustained period of declining silver prices would materially and adversely affect our financial performance, financial position and results of operations.

We may fail to identify attractive acquisition candidates or joint ventures with strategic partners or may fail to successfully integrate acquired mineral properties or successfully manage joint ventures.

As part of our development strategy, we may acquire additional mineral properties or enter into joint ventures with strategic partners. However, there can be no assurance that we will be able to identify attractive acquisition or joint venture candidates in the future or that we will succeed at effectively managing their integration or operation. In particular, significant and increasing competition exists for mineral acquisition opportunities throughout the world. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, metals as well as in entering into joint ventures with other parties. If the expected synergies from such transactions do not materialize or if we fail to integrate them successfully into our existing business or operate them successfully with our joint venture partners, or if there are unexpected liabilities, our results of operations could be adversely affected.

In connection with any future acquisitions or joint ventures, we may incur indebtedness or issue equity securities, resulting in increased interest expense or dilution of the percentage ownership of existing stockholders. Unprofitable acquisitions or joint ventures, or additional indebtedness or issuances of securities in connection with such acquisitions or joint ventures, may adversely affect the price of our common stock and negatively affect our results of operations.

We may be subject to claims and legal proceedings that could materially adversely impact our financial position, financial performance and results of operations.

We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. These matters may result in litigation or unfavorable resolution which could materially adversely impact our financial performance, financial position and results of operations. See “Business—Legal Proceedings.” In addition, the purchase agreements entered into in connection with our 2011 private placements to a series of investors, including Liberty Metals & Mining, contained customary indemnification provisions in favor of the investors.

Risks Related to Government Regulations and International Operations

The U.S. and Mexican governments, as well as state and local governments, extensively regulate mining operations, which imposes significant actual and potential costs on us, and future regulation could increase those costs or limit our ability to produce silver and other metals.

The mining industry is subject to increasingly strict regulation by federal, state and local authorities in the United States and Mexico, including in relation to:

•	limitations on land use;

•	mine permitting and licensing requirements;

•	reclamation and restoration of properties after mining is completed;

•	management of materials generated by mining operations; and

•	storage, treatment and disposal of wastes and hazardous materials.

The liabilities and requirements associated with the laws and regulations related to these and other matters, including with respect to air emissions, water discharges and other environmental matters, may be costly and time-consuming and may restrict, delay or prevent commencement or continuation of exploration or production operations. We cannot assure you that we have been or will be at all times in compliance with all applicable laws and regulations. Failure to comply with applicable laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits or authorizations and other enforcement measures that could have the effect of limiting or preventing production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our financial performance, financial position and results of operations, could be materially and adversely affected. See “Business—Environmental, Health and Safety Measures.”

Any new legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations that would further regulate and tax the mining industry may also require us to change operations significantly or incur increased costs. Such changes could have a material adverse effect on our financial performance, financial position and results of operations.

In addition, the operation of our Sunshine Mine in the United States is subject to regulation by the Federal Mine Safety and Health Administration, or the MSHA, under the Federal Mine Safety and Health Act of 1977 and the Occupational Safety and Health Administration, or the OSHA, under the Occupational Safety and Health Act of 1970. MSHA and OSHA inspect the Sunshine Mine on a regular basis and issue various citations and orders when they believe a violation has occurred under the relevant statute. Subsequent to passage of the Mine Improvement and New Emergency Response Act of 2006, the number of violations cited by the MSHA has significantly increased, as have the dollar penalties associated with those citations.

Our Mexican properties are subject to regulation by the Political Constitution of the Mexican United States, and are subject to various legislation in Mexico, including the Mining Law, the Federal Law of Waters, the Federal Labor Law, the Federal Law of Firearms and Explosives, the General Law on Ecological Balance and Environmental Protection and the Federal Law on Metrology Standards. Our operations at our Mexican properties also require us to obtain local authorizations and, under the Agrarian Law, to comply with the uses and customs of communities located within the properties. Mining, environmental and labor authorities may inspect our Mexican operations on a regular basis and issue various citations and orders when they believe a violation has occurred under the relevant statute.

If inspections in the United States or Mexico result in an alleged violation, we may be subject to fines, penalties or sanctions, our mining operations could be subject to temporary or extended closures, and we may be required to incur capital expenditures to re-commence our operations. Any of these actions could have a material adverse effect on our financial performance, financial position and results of operations.

Our Mexican operations are subject to additional political, economic and other uncertainties not generally associated with domestic operations.

We have a significant exploration project in Mexico, the Los Gatos Project, along with 19 other exploration properties in the country, and we are subject to significant risks inherent in exploration and resource extraction by foreign companies in Mexico. Exploration, development, production and closure activities in Mexico are potentially subject to heightened political, economic, regulatory and social risks that are beyond our control. These risks include:

•	the possible unilateral cancellation or forced re-negotiation of contracts;

•	unfavorable changes in laws and regulations;

•	royalty and tax increases;

•	claims by governmental entities or indigenous communities;

•	expropriation or nationalization of property;

•	political instability;

•	uncertainty regarding the enforceability of contractual rights and judgments; and

•	other risks arising out of foreign governmental sovereignty over areas in which our mineral properties are located.

Local economic conditions also can adversely affect the security of our operations and the availability of supplies. Higher incidences of criminal activity and violence in the area of some of our properties could adversely affect our ability to operate in an optimal fashion or at all. Recently, we cancelled the Niko concession, a Mexican property outside the Los Gatos region, due to ongoing gang violence, and we terminated the project.

Additionally, the right to export silver-bearing concentrate and other metals may depend on obtaining certain licenses, which could be delayed or denied at the discretion of the relevant regulatory authorities, or meeting certain quotas. Any of these conditions could lead to lower productivity and higher costs, which would adversely affect our financial performance, financial position and results of operations.

Any of these developments could require us to curtail or terminate operations at our mineral properties in Mexico, incur significant costs to meet newly-imposed environmental or other standards, pay greater royalties or higher prices for labor or services and recognize higher taxes, which could materially and adversely affect our results of operations, cash flows and financial condition.

We are required to obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process.

Mining companies, including ours, need many environmental, construction and mining permits, each of which can be time-consuming and costly to obtain, maintain and renew. In connection with our current and future operations, we must obtain and maintain a number of permits that impose strict conditions, requirements and obligations, including those relating to various environmental and health and safety matters. To obtain, maintain and renew certain permits, we have been and may in the future be required to conduct environmental studies, and make associated presentations to governmental authorities, pertaining to the potential impact of our current and future operations upon the environment and to take steps to avoid or mitigate those impacts. Permit terms and conditions can impose restrictions on how we conduct our operations and limit our flexibility in developing our mineral properties. Many of our permits are subject to renewal from time to time, and renewed permits may contain more restrictive conditions than our existing permits, including those governing impacts on the environment. For example, we may be required to upgrade our wastewater treatment system in connection with the renewal of our National Pollutant Discharge Elimination System, or NPDES, permit for the Sunshine Mine. In addition, we may be required to obtain new permits to expand our operations, and the grant of such permits may be subject to an expansive governmental review of our operations. Alternatively, we may not be successful in obtaining such permits, which could prevent us from commencing or expanding operations or otherwise adversely affect our business. Renewal of existing permits or obtaining new permits may be more difficult if we are not able to comply with our existing permits. Applications for permits, permit area expansions and permit renewals can also be subject to challenge by interested parties, which can delay or prevent receipt of needed permits. In addition, the permitting process can vary by jurisdiction in terms of its complexity and likely outcomes. The applicable laws and regulations, and the related judicial interpretations and enforcement policies, change frequently, which can make it difficult for us to obtain and renew permits and to comply with applicable requirements. Accordingly, permits required for our operations may not be issued, maintained or renewed in a timely fashion or at all, may be issued or renewed upon conditions that restrict our ability to conduct our operations economically, or may be subsequently revoked. Any such failure to obtain, maintain or renew permits, or other permitting delays or conditions, including in connection with any environmental impact analyses, could have a material adverse effect on our business, results of operations and financial condition.

In addition, in regards to the Los Gatos Project and other Mexican projects, Mexico has adopted laws and guidelines for environmental permitting that are similar to those in effect in the United States and South American countries. We are currently operating under permits regulating road construction and drilling at our El Doctor, Los Gatos, Mina Grande and Zacatlan projects contingent upon paying annual fees and providing annual reports, which cover the work accomplished on the property, to the Mexican government. We are also preparing a larger scale permit at the Los Gatos Project which requires a detailed environmental assessment and impact study for the future possibility of establishing underground access for further exploration. There can be no certainty as to whether, or the terms under which, such permit will be granted. In addition, we will be required to apply for corresponding authorizations prior to any production at each of our Mexican properties and there can be no certainty as to whether, or the terms under which, such authorizations will be granted or renewed. Any failure to obtain authorizations and permits, or other authorization or permitting delays or conditions, could have a material adverse effect on our business, results of operations and financial condition.

We are subject to environmental laws, regulations and permits that may subject us to material costs, liabilities and obligations.

We are subject to environmental laws, regulations and permits in the various jurisdictions in which we operate, including those relating to, among other things, the removal and extraction of natural resources, the emission and discharge of materials into the environment, including greenhouse gas emissions, plant and wildlife protection, remediation of soil and groundwater contamination, reclamation and closure of properties, including tailings and waste impoundments, groundwater quality and availability, and the handling, storage, transport and disposal of wastes and hazardous materials. Pursuant to such requirements we may be subject to inspections or reviews by governmental authorities. Failure to comply with these environmental requirements may expose us to litigation, fines or other sanctions, including the revocation of permits and suspension of operations. We expect to continue to incur significant capital and other compliance costs related to such requirements. These laws, regulations and permits, and the enforcement and interpretation thereof, change frequently and generally have become more stringent over time.

We could be liable for any environmental contamination at or from our or our predecessors’ currently or formerly owned or operated properties or third-party waste disposal sites, including the Bunker Hill Superfund Site. Certain environmental laws impose joint and several strict liability for releases of hazardous substances at such properties or sites, without regard to fault or the legality of the original conduct. Accordingly, we may be held responsible for more than our share of the contamination or other damages, up to and including the entire amount of such damages. In addition to potentially significant investigation and remediation costs, such matters can give rise to claims from governmental authorities and other third parties, including for orders, inspections, fines or penalties, natural resource damages, personal injury, property damage, toxic torts and other damages.

Our costs, liabilities and obligations relating to environmental matters could have a material adverse effect on our financial performance, financial position and results of operations.

Legislation has previously been proposed that would significantly affect the mining industry.

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of the U.S. General Mining Law of 1872, which governs the unpatented claims that we control with respect to the Sunshine Mine. One such amendment has become law and has imposed a moratorium on patenting of mining claims, which reduced the security of title provided by unpatented claims such as those on the Sunshine Mine property. Other bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair our ability to develop mineral estimates on unpatented mining claims. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims. Passage of such legislation could adversely affect our business.

Risks Related to this Offering and our Common Stock

There is no existing market for our common stock and we do not know if one will develop. Even if a market does develop, the stock price in the market may not exceed the offering price.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the New York Stock Exchange or otherwise, or how liquid that market may become. An active trading market for our common stock may not develop and even if it does develop, may not continue upon the completion of this offering and the market price of our common stock may decline below the initial public offering price. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering.

The market price of our common stock may be volatile, which could result in substantial losses for you.

The initial public offering price for our common stock will be determined through negotiations between us and the representatives of the underwriters. This initial public offering price may vary from the market price of our common stock after this offering. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	failure to identify mineral reserves at our properties;

•	failure to achieve production at our mineral properties;

•	actual or anticipated changes in the price of silver and base metal by-products;

•	fluctuations in our quarterly and annual financial results or the quarterly and annual financial results of companies perceived to be similar to us;

•	changes in market valuations of similar companies;

•	success or failure of competitor mining companies;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	sales of large blocks of our common stock;

•	announcements by us or our competitors of significant developments, contracts, acquisitions or strategic alliances;

•	changes in regulatory requirements and the political climate in the United States, Mexico or both;

•	litigation involving our Company, our general industry or both;

•	additions or departures of key personnel;

•	investors’ general perception of us, including any perception of misuse of sensitive information;

•	changes in general economic, industry and market conditions;

•	accidents at mining properties, whether owned by us or otherwise;

•	natural disasters, terrorist attacks and acts of war; and

•	our ability to control our costs.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be both costly to defend against and a distraction to management.

Our anti–takeover defense provisions may cause our common stock to trade at market prices lower than it might absent such provisions.

Our Board of Directors has the authority to issue blank check preferred stock. Additionally, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that we will adopt prior to the closing of this offering will contain several provisions that will apply after Electrum, or any person which is an express assignee or designee of Electrum, ceases to own in the aggregate more than 50% of our outstanding common stock. These provisions may make it more difficult or expensive for a third party to acquire control of us without the approval of our Board of Directors. These provisions include provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals of topics for consideration at meetings of stockholders, provisions restricting stockholders from calling a special meeting of stockholders or requiring one to be called, provisions limiting the ability of stockholders to act by written consent, provisions requiring a 66 2/3% stockholder vote to amend our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and a staggered board. Our Amended and Restated Certificate of Incorporation will also provide that Section 203 of the Delaware General Corporation Law, or DGCL, which relates to business combinations with interested stockholders, will not apply to us until such time as Electrum ceases to own more than 50% of our outstanding common stock, after which time we will be governed by those provisions. These provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. In addition, these provisions may cause our common stock to trade at a market price lower than it might absent such provisions.

You will suffer immediate and substantial dilution as a result of this offering.

The initial public offering price per share of our common stock is substantially higher than our net tangible book value per share immediately after this offering. As a result, if you purchase shares in this offering, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. At an offering price of $             per share, which is the midpoint of the offering price range set forth on the front cover of this prospectus, you will incur immediate and substantial dilution of your investment in the amount of $             per share. See “Dilution.”

Future sales of our common stock after the lock-up period has expired, or the perception that such sales may occur, could depress our common stock price.

After this offering, we will have              shares of common stock outstanding. This includes the shares of common stock we are selling in this offering, which may generally be resold in the public market immediately after this offering. We expect that the remaining shares of common stock, representing     % of our total outstanding shares of common stock following this offering, will become available for resale in the public market as set forth under the heading “Shares Eligible for Future Sale.” All of our directors and executive officers, and the holders of substantially all of our common stock, have signed lock-up agreements for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. Morgan Stanley & Co. LLC may, in its sole discretion and without notice, release all or any portion of the common stock subject to lock-up agreements. There are no agreements, understandings or intentions, tacit or explicit, to release any of the common stock subject to lock-up agreements prior to the expiration of the lock-up period. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them, and we will enter into a registration rights agreement with substantially all our stockholders in connection with this offering. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities.

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act of 1933, or the Securities Act, the shares of common stock reserved for issuance in respect of incentive awards to our directors and certain of our employees. This would result in approximately              shares of common stock underlying options vested as of the date of this prospectus being available for resale into the public markets after the expiration of lock-up agreements to which substantially all of those shares are subject.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividend on our capital stock. We do not intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain all future earnings, if any, to finance our business. The payment of any future dividends, if any, will be determined by our Board of Directors in light of conditions then existing, including our earnings, financial condition and capital requirements, business conditions, corporate law requirements and other factors. See “Dividend Policy.”

Certain non-U.S. investors may be subject to U.S. income tax with respect to gain on dispositions of our common stock if we are or become a U.S. real property holding corporation.

Based on our estimates of the current relative fair market values of our U.S. real property interests and other assets, we believe that we are not currently a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes. However, both because the determination of the value of our mineral assets is uncertain and requires the use of subjective estimates, and because the relative fair market values of our assets will likely fluctuate over time (based on, for example, the results of the exploration and development of our properties), there can be no assurance that we are not, or will not become, a USRPHC. If we are or have been a USRPHC, certain non-U.S. investors will generally be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock. However, for so long as our common stock is regularly traded on an established securities market (such as the NYSE), a non-U.S. investor will not recognize taxable gain on a sale of our common stock under the rules applicable to USRPHCs unless the investor actually or constructively owns more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, its holding period for our common stock. See “U.S. Federal Tax Considerations for Non-U.S. Holders of Common Stock—Gain on Disposition of Common Stock.”

Electrum, Liberty Metals & Mining and their respective affiliates will continue to have substantial control over us after this offering, which could delay or prevent a change of corporate control or result in the entrenchment of management and/or the Board of Directors.

After this offering, Electrum, together with its affiliates and related persons, will beneficially own, in the aggregate, approximately     % of our outstanding common stock (approximately     % if the underwriters’ over-allotment option is exercised in full). In addition, following this offering, Liberty Metals & Mining will beneficially own, in the aggregate, approximately     % of our outstanding common stock (approximately     % if the underwriters’ over-allotment option is exercised in full). In connection with this offering, we will enter into a stockholders agreement with Electrum and Liberty Metals & Mining pursuant to which Electrum and Liberty Metals & Mining will have certain director nomination rights. The stockholders agreements will also provide that Electrum approval must be obtained prior to us engaging in certain actions. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” As a result, Electrum will have the ability to control the management and affairs of our Company and will have control over the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets.

Our concentration of ownership and stockholders agreement may harm the market price of our common stock by, among other things:

•	delaying, deferring or preventing a change of control, even at a per share price that is in excess of the then-current price of our common stock;

•	impeding a merger, consolidation, takeover or other business combination involving us, even at a per share price that is in excess of the then-current price of our common stock; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per share price that is in excess of the then current price of our common stock.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The

Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

We will remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any                  before that time, we would cease to be an “emerging growth company” as of the following January 31.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We may be required, pursuant to Section 404 of the Sarbanes–Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC and the date we are no longer an “emerging growth company” as defined in the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. We will remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any                  before that time, we would cease to be an “emerging growth company” as of the following January 31. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our Amended and Restated Certificate of Incorporation and stockholders agreement contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Our Amended and Restated Certificate of Incorporation and stockholders agreement provides for the allocation of certain corporate opportunities between us and Electrum and Liberty Metals & Mining. Under these provisions, neither Electrum or Liberty Metals & Mining, their affiliates and subsidiaries, nor any of their officers, directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. For instance, a director of our Company who is not employed by us and also serves as a director, officer or employee of Electrum or Liberty Metals & Mining or any of their subsidiaries or affiliates may pursue certain acquisition or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our financial performance, financial position and results of operations if attractive corporate opportunities are allocated by Electrum or Liberty Metals & Mining to themselves or their subsidiaries or affiliates instead of to us. The terms of our Amended and Restated Certificate of Incorporation are more fully described in “Description of Capital Stock” and the terms of our stockholders agreement are more fully described in “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

If securities or industry analysts downgrade recommendations regarding our stock, the price and trading volume of our stock could decline.

The research and reports that securities or industry analysts publish about us or our business may vary widely and may not predict accurate results, but will likely have an affect on the trading price of our common stock. If one or more of the analysts that cover us downgrade recommendations regarding our stock, or if our results of operations do not meet their expectations, our stock price could decline rapidly and such decline could be material.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Those statements include, but are not limited to, statements with respect to our expected costs and timing for the further exploration and development of the Sunshine Mine property in Big Creek, Idaho (including the timing for completion of a feasibility study at the Sunshine Mine property) or of the Los Gatos Project in Mexico (including the timing for completion of a pre-feasibility study for the Cerro Los Gatos, Esther and Amapola zones of the Los Gatos Project) or of our other prospective properties, estimated calculations of mineralized material at the Sunshine Mine property, our quality assurance/quality control protocols for our exploration drilling campaign at the Sunshine Mine property, our business strategy, expected cost savings, our prospects, plans and objectives, industry trends, our requirements for additional capital, government regulation, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, synergies of potential future acquisitions, expected actions of third parties, and limitations of insurance coverage. These statements may be under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Silver Industry Overview,” “Business” and in other sections of this prospectus. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our industry.

All forward-looking statements speak only as of the date on which they are made. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions concerning future events that are difficult to predict. Therefore, actual future events or results may differ materially from these statements. We believe that the factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include the following:

•	our status as an exploration company that has no operating history;

•	our dependence on our two principal projects for our future operating revenue, neither of which currently has proven or probable reserves;

•	our mineralized material calculations at the Sunshine Mine property and the Los Gatos Project are only estimates and are based principally on historic data;

•	historical production at the Sunshine Mine property may not be indicative of potential future development;

•	actual capital costs, operating costs, production and economic returns may differ significantly from those that we have anticipated;

•	land reclamation and mine closure may be burdensome and costly;

•	we will require additional financing in the future to bring the Sunshine Mine property into sustained commercial production and to develop a mine at the Los Gatos Project;

•	exposure to all of the risks associated with establishing new mining operations, if the development of one or more of our mineral projects is found to be economically feasible;

•	significant risk and hazards associated with mining operations;

•	competition within our industry;

•	title to some of our mineral properties may be uncertain or defective;

•	our exposure to losses because of our hedging activities or our decision not to hedge;

•	our insurance may not provide adequate coverage;

•	our inability to retain key members of management;

•	increased demand for, and cost of, exploration, development and construction services and equipment in recent years;

•	changes in the price of silver;

•

our failure to identify attractive acquisition candidates or joint ventures with strategic partners or inability to successfully integrate acquired mineral properties or successfully manage joint ventures;

•	claims and legal proceedings against us;

•	extensive regulation by the U.S. and Mexican governments as well as state and local governments;

•	our Mexican operations are subject to additional political, economic and other uncertainties not generally associated with domestic operations;

•	the requirements that we obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process; and

•	our exposure to material costs, liabilities and obligations as a result of environmental laws and regulations (including changes thereto) and permits.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus. These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be material, may cause our actual future results to be materially different than those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We do not undertake any obligation to make any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING

THE PRELIMINARY ECONOMIC ASSESSMENT

The preliminary economic assessment set forth in the Sunshine Mine Technical Report and Preliminary Economic Assessment has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, all mineral resource estimates included in the preliminary economic assessment have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The term “mineral resource” is defined in and required to be disclosed by NI 43-101; however, this term is not a defined term under Industry Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of a mineral resource will ever be converted into reserves. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors should understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $             million, or approximately $             million if the underwriters exercise their option in full to purchase additional shares, assuming an initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from the offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to allocate the proceeds as follows:

Sunshine Mine property
Refurbishment, construction and development	$	million	%
Surface and underground exploration	$	million	%
Feasibility study	$	million	%

Sunshine Mine property Total	$	million	%

Los Gatos Project
Exploratory drilling and decline development	$	million	%
Technical expenses, including a pre-feasibility study	$	million	%

Los Gatos Project Total	$	million	%

General Corporate Purposes(1)	$	million	%

Total	$	million	100%

(1)	General corporate purposes could include, without limitation, general and administrative expenses, potential dispute and royalty settlements, working capital funding, additional exploration expense, upgrades to infrastructure at the Sunshine Mine property and other capital investment at our existing properties or through acquisitions.

Our objectives with respect to the use of proceeds at the Sunshine Mine property are to upgrade and develop portions of the mine, re-establish access to developed portions of the resource, complete a feasibility study, construct a new mill, refinery and other buildings and infrastructure that will produce silver-bearing concentrates and doré and define additional mineralized material. Our objectives with respect to the Los Gatos Project are to begin an exploration decline at the Los Gatos Project, resume exploration and in-fill drilling and complete a pre-feasibility study at the Cerros Los Gatos, Esther and Amapola zones.

While we currently anticipate that we will use the net proceeds of this offering as described above, we may reallocate the net proceeds from time to time depending upon market and other conditions in effect at the time. Pending their application, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities or short-term deposits or shares of money market mutual funds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. Any determination to pay dividends to holders of our common stock in the future will be at the discretion of our Board of Directors and will depend upon such factors as our earnings levels, capital requirements, requirements under the DGCL and other factors as our Board of Directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2012

•	on an actual basis; and

•

on an as adjusted basis to reflect the sale by us of              shares of common stock pursuant to this offering, assuming an initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. Unless otherwise stated, all dollar amounts expressed below are in thousands, except for per share amounts.

	September 30, 2012
	Actual	As Adjusted
Cash and cash equivalents	$66,761	$

Stockholders’ equity:
Common Stock, $0.001 par value per share, 100,000,000 shares authorized, actual; shares authorized, as adjusted; 58,810,113 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	$59	$
Paid-in capital	242,959
Accumulated Deficit	(130,089)
Unrealized gains on investments, net of tax	(29)

Total stockholders’ equity	$112,900	$

Total capitalization	$112,900	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total stockholders’ equity and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include:

•	157,948 shares of common stock issuable upon the exercise of options granted in 2009;

•

1,494,682 shares of common stock issuable upon the exercise of options granted to directors, executives and employees on October 30, 2012. See “Executive and Director Compensation—Stock Option Grants’’ and “Executive and Director Compensation—Director Compensation;” and

•	additional shares of common stock reserved for further issuance under our stock option plans.

DILUTION

Our consolidated net tangible book value as of September 30, 2012 was $(            ) or $(            ) per share of common stock. Consolidated net tangible book value per share represents consolidated tangible assets, less consolidated liabilities, divided by the aggregate number of shares of common stock outstanding. After giving effect to the sale by us of the shares of common stock in this offering, at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, our consolidated net tangible book value as of September 30, 2012 would have been $             or $             per share. This represents an immediate increase in consolidated net tangible book value to existing stockholders of $             per share and an immediate dilution to new investors purchasing shares in this offering of $             per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the consolidated net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Consolidated net tangible book value per share as of September 30, 2012	$
Increase in consolidated net tangible book value per share attributable to new investors

Consolidated net tangible book value per share after this offering
Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), would increase (decrease) our pro forma consolidated net tangible book value per share after this offering by $             and the dilution per share to new investors purchasing shares in this offering by $            , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ over-allotment option to purchase common stock is exercised in full, our consolidated net tangible book value per share after giving effect to this offering would be $            , and the dilution per share in net tangible book value to new investors purchasing shares in this offering would be $            .

The following table sets forth, as of September 30, 2012, the number of shares of common stock purchased from the Company, the total consideration paid, or to be paid, to the Company and the average price per share paid, or to be paid, by existing stockholders and by new investors purchasing shares in this offering, at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by the Company:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New Investors

Total		100%		$	100%		$

If the underwriters’ over-allotment option to purchase common stock is exercised in full, the number of shares of common stock held by existing stockholders would decrease to     % of the total number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors would increase to     % of the total number of shares of common stock outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $             million, $             million and $            , respectively, in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing tables excludes 157,948 shares of common stock issuable upon the exercise of options granted in 2009 and 1,494,682 shares of common stock issuable upon the exercise of options granted to directors, executives and employees on October 30, 2012. See “Executive and Director Compensation—Stock Option Grants” and “Executive and Director Compensation—Director Compensation.” To the extent these options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

We prepared the selected consolidated financial data using our consolidated financial statements for each of the periods presented. The selected consolidated financial data for each fiscal year in the three-year period ended December 31, 2011 and the balance sheet data as of December 31, 2011 and 2010 was derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

The selected consolidated financial data for the period from April 24, 2006 (Inception) to September 30, 2012 and as of and for the nine months ended September 30, 2012 and for the nine months ended September 30, 2011 was derived from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus. In our opinion, such unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Results as of and for the nine months ended September 30, 2012 are not necessarily indicative of results that may be expected for the entire year.

We were formed on February 2, 2011 when our predecessor, Precious Metals Opportunities LLC, converted to a Delaware corporation. On March 1, 2011, Los Gatos Ltd. merged with and into us. In accordance with U.S. GAAP, all financial results have been prepared as if the combination of the companies under common control (Precious Metals Opportunities LLC and Los Gatos Ltd.) had occurred prior to the earliest period presented. Accordingly, the financial results have been prepared on the following basis:

•	the April 24, 2006 (Inception) to December 31, 2007, 2008 and 2009 results of operations are derived solely from the activities of Los Gatos Ltd.;

•	the 2010 results of operations reflect the combined activities of Precious Metals Opportunities LLC and Los Gatos Ltd.; and

•

the 2011 results of operations reflect the combined activities of Precious Metals Opportunities LLC and Los Gatos Ltd. through February 28, 2011; subsequent to this date, the results of operations reflect the consolidated activities of Sunshine Silver.

As a result of our acquisition of the Sunshine Mine in May 2010, we believe that period-over-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as a good indicator of our future performance.

You should read this financial data in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year ended December 31,					Period from April 24, 2006 (Inception) to December 31, 2011	Nine months ended September 30,		Period from April 24, 2006 (Inception) to September 30, 2012
	2011	2010	2009	2008	2007		2012	2011
	(in thousands)
Statements of Loss Data:
Expenses:
Exploration	$19,259	$14,638	$9,765	$2,718	$926	$46,788	$16,016	$13,797	$62,804
Pre-development	6,779	1,783	—	—	—	9,313	21,618	3,085	30,931
General and administrative	13,873	5,483	818	415	112	20,780	9,345	10,078	30,125
Amortization	1,372	773	6	—	—	2,152	1,414	982	3,566

Total expenses	41,283	22,677	10,589	3,133	1,038	79,033	48,393	27,942	127,426
Net other expense	437	1,891	597	24	24	2,974	(281)	317	2,693

Loss before income tax benefit	(41,720)	(24,568)	(11,186)	(3,157)	(1,062)	(82,007)	(48,112)	(28,259)	(130,119)
Income tax benefit	—	30	—	—	—	30	—	—	30

Net loss	$(41,720)	$(24,538)	$(11,186)	$(3,157)	$(1,062)	$(81,977)	(48,112)	(28,259)	(130,089)

Cash Flow Data:
Net cash used by operating activities	$(36,791)	$(21,479)	$(10,876)	$(2,866)	$(1,199)	$(73,553)	$(46,714)	$(26,137)	$(120,267)
Net cash used by investing activities	$(12,334)	$(30,856)	$(31)	$(4)	$(1)	$(43,226)	$(4,976)	$(11,202)	$(48,202)
Net cash provided by (used by) financing activities	$164,661	$54,592	$11,885	$3,250	$950	$235,951	$(721)	$165,455	$235,230

	December 31,					September 30, 2012
	2011	2010	2009	2008	2007
	(in thousands)
						(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$119,172	$3,636	$1,379	$401	$21	$66,761
Working capital	$119,651	$4,485	$1,689	$(241)	$(409)	$68,920
Total assets	$166,370	$36,076	$2,610	$709	$187	$117,865
Related-party debt	—	$31,000	$15,990	$4,298	$968	—
Total shareholders’ equity (deficit)	$159,745	$2,663	$(14,270)	$(4,533)	$(1,376)	$112,900

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. These forward-looking statements involve risks and uncertainties. You should review “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by these forward-looking statements. Unless otherwise stated, all dollar amounts expressed below are in thousands, except for share and per share amounts.

Overview

Sunshine Silver Mines Corporation is a U.S.-based precious metals exploration and development company with the objective of becoming a premier silver producer. We are currently focused on the advancement of our two principal projects:

•

The Sunshine Mine, located in Idaho, is one of the highest-grade known primary-silver deposits worldwide, with an estimated 2,880,312 tonnes of mineralized material at an average grade of 781.7 grams/Tonne (inclusive of expected mining dilution). In December 2012, an independent preliminary economic assessment was completed on the Sunshine Mine, indicating a robust silver project.

•

The Los Gatos Project, located in Chihuahua, Mexico, is comprised of a 149,083 hectare land position, constituting a new mining region. The Los Gatos Project consists of three identified silver discoveries, the Cerro Los Gatos zone, the Esther zone and the Amapola zone, and 10 other priority targets. In December 2012, an independent technical report completed on the Company’s primary zones of focus at the Los Gatos Project estimated that the Cerro Los Gatos deposit contains 5,270,000 tonnes of mineralized material at an average grade of 179 grams/Tonne, 2.0% lead and 4.2% zinc; the Esther deposit contains 620,000 tonnes of mineralized material at an average grade of 113 grams/Tonne, 0.6% lead and 1.7% zinc; and the Amapola deposit contains 480,000 tonnes of mineralized material at an average grade of 101 grams/Tonne, 0.1% lead and 0.2% zinc (estimates are undiluted in-situ).

We were formed on February 2, 2011 when our predecessor, Precious Metals Opportunities LLC, converted to a Delaware corporation. On March 1, 2011, Los Gatos Ltd. merged with and into us. Prior to the merger, Los Gatos Ltd. eliminated all of its outstanding related-party debt through the issuance of preferred shares, which were subsequently exchanged for shares of our common stock in connection with the merger. In connection with the merger, outstanding ordinary shares of Los Gatos Ltd. and options to purchase ordinary shares of Los Gatos Ltd. were also converted into shares of our common stock and options to purchase shares of our common stock, respectively. The assets and liabilities of each predecessor company are presented at historical cost as this transaction was reported for accounting purposes as a combination of companies (Los Gatos Ltd. and Precious Metals Opportunities LLC) under common control. In accordance with U.S. GAAP, common control exists between the predecessor Sunshine and Los Gatos entities as both entities were primarily owned by certain trusts under the control of one individual. In accordance with U.S. GAAP, all financial reports have been prepared as if the combination of the companies under common control had occurred prior to the earliest period presented.

Our entire source of funds to date has been proceeds from financing activities. From March 1, 2011 to June 1, 2011, we received proceeds of $163,733 through private placements of our common stock to investors. We have not received any additional funding subsequent to June 1, 2011.

We have not yet generated any operating revenue. We anticipate that we will continue to incur significant operating costs without realizing any revenues at the Sunshine Mine until at least late 2014 or the Los Gatos

Project for the foreseeable future. We believe that the anticipated net proceeds from this offering and our existing cash and cash equivalents will provide adequate funds for ongoing operations, further exploration in the United States and Mexico, planned capital expenditures and working capital to fund mine development, a new processing facility for commercial production of silver-bearing concentrate and a new refinery to bring the Sunshine Mine into sustained commercial production. However, we may elect to seek additional funding prior to bringing the Sunshine Mine into sustained commercial production. We expect that we will require additional funds at a later date to develop a mine at the Los Gatos Project, which depending upon the circumstances may be in the form of equity, debt, joint venture funding or some combination thereof. There can be no assurance that additional funds will be available to us on acceptable terms or at all.

Principal Projects

Sunshine Mine

The Sunshine Mine is located within the Coeur d’Alene Mining District in Idaho. In May 2010, we acquired from Sterling the majority of the operating facilities and equipment at the Sunshine Mine, including a lease on the Sunshine Mine that included a purchase option for title to the Sunshine Mine. In July 2010, we closed the purchase option in the lease to obtain title to the Sunshine Mine and acquired the remaining operating facilities and equipment. The total consideration paid in cash was comprised of (i) $23,500 for the net assets acquired and liabilities assumed and (ii) $5,750 for the right, title and interest acquired in connection with the purchase option. Our consolidated land position at the Sunshine Mine property consists of approximately 3,901 hectares.

We are undertaking significant exploration and re-development of the Sunshine Mine property. Since acquiring the Sunshine Mine, we have successfully completed or are currently working on the following significant exploration and re-development activities at the Sunshine Mine property:

•	acquired additional surface rights;

•	repaired surface facilities and equipment, including the Jewell hoists, compressed air, water and pumping systems;

•	ongoing repairs to the Jewell shaft;

•	commissioned the Silver Summit hoist and completed work to enable rehabilitation of the Silver Summit shaft;

•	re-established utility services to the Sunshine Mine ramp, enabling commencement of improvements required for ventilation and re-access to mining blocks;

•	completed a drill hole database review for areas of immediate exploration and began compiling the entire historical geologic database to create a three dimensional model of the resources;

•	designed a new development plan to re-establish access in the upper and lower mine levels for exploration and development;

•	completed an independent technical report in accordance with NI 43-101 and the requirements of Industry Guide 7;

•	completed an NI 43-101 compliant preliminary economic assessment to determine the costs to re-commission and operate the Sunshine Mine as a sustainable and efficient silver producer;

•	defined additional mineralized material through surface and underground exploration;

•	advanced the excavation of the Sterling Tunnel decline to access upper level ore blocks for future mining; and

•	completed repairs and improvements to the Silver Summit headframe and Consil adit.

Our objectives at the Sunshine Mine property through 2013 and 2014 are to:

•	continue to define additional mineralized material through expanded surface and underground exploration;

•	complete the upgrading of the Jewell shaft;

•	upgrade the Silver Summit shaft to provide a secondary access to certain underground levels;

•	complete a feasibility study;

•	develop sufficient stope access to return the mine to production;

•	commence mining in the upper portions of the mine;

•	complete the construction of a new modern ore processing facility that will produce silver-bearing concentrates; and

•	upgrade other existing infrastructure and re-establish access to developed portions of the resource.

The Sunshine Mine property will require significant time and capital before this property returns to full-capacity production.

In February 2012, air monitoring equipment detected an underground fire at the 3100 level of the Sunshine Mine. All mine personnel were safely evacuated, and the federal Mine Safety and Health Administration was notified. The fire was extinguished in March 2012, access to the upper levels of the mine was reestablished in April 2012 and access to the lower levels of the mine was reestablished in June 2012. Subsequent to regaining access to the lower levels of the mine, we determined that the fire did not enter the main shafts or cause any significant damage to the infrastructure of the Sunshine Mine. As a result, we believe the fire will not significantly impact our refurbishment activities or future mine operations. Through September 30, 2012, we have incurred $1,500 of direct costs related to the remediation of the Sunshine Mine fire. We do not expect to incur any significant additional cost related to the fire remediation.

Los Gatos Project

The Los Gatos Project is located approximately 120 kilometers south of the state capital of Chihuahua City, in Northern Mexico and, to date, consists of three identified silver discoveries, the Cerro Los Gatos, Esther and Amapola zones, and 10 other priority targets over 100 kilometers of outcropping quartz and calcite veins. The area is characterized by a predominant silver-lead-zinc epithermal mineralization.

Prior to our initial acquisition of exploration concession rights in 2006, very limited historical prospecting and exploration activities had been conducted at the Los Gatos Project. We were able to acquire concessions covering approximately 149,083 hectares, and through our exploration, we have discovered a virgin silver region containing high-grade epithermal vein style mineralization throughout our Los Gatos concession package.

In 2008, we negotiated surface access rights with local ranch owners and obtained environmental permits for drilling. Environmental baseline data collection (climate, water, vegetation, air and social) began in May 2010 in anticipation of future development activities at the Los Gatos Project. Geological work continued with detailed surface mapping, sampling and prospecting of new zones. In 2011 and 2012, we acquired additional surface access rights to continue and expand our drilling activities at the Los Gatos Project. Data on flora, fauna, water, air, climate, security and social impacts are generally collected on a regular basis and we intend to integrate this data into future social, environmental and technical studies for the Los Gatos Project.

To date, our primary areas of focus have been defining and extending mineralization along the Cerro Los Gatos, Esther and Amapola zones. The Cerro Los Gatos zone extends more than 2,500 meters along strike. The Esther zone extends more than 800 meters along strike. The Amapola zone extends more than 2,000 meters along strike and remains open along strike in both directions. As of August 2012, we have completed 345 drill holes in the Los Gatos Project totaling 160,445 meters.

In 2012, we completed an independent technical report in accordance with NI 43-101 and the requirements of Industry Guide 7 for the combined Cerro Los Gatos, Esther and Amapola zones.

Our objectives at the Los Gatos Project through 2013 and 2014 are to:

•	expand our exploration drilling program;

•	conduct social, environmental and technical work on the property with the objective of completing a pre-feasibility study on the Cerro Los Gatos, Esther and Amapola zones;

•	perform additional in-fill drilling to further define mineralization at the Cerro Los Gatos, Esther and Amapola zones; and

•	acquire additional prospective mineral and surface rights.

The Los Gatos Project will require significant time and capital before the Project is brought into production.

Achievement of our objectives at the Sunshine Mine property and the Los Gatos Project is subject to a number of risks and uncertainties, several of which are beyond our control. We cannot assure you that we will successfully achieve our objectives at the Sunshine Mine property or the Los Gatos Project. See “Risk Factors.”

Operating Expenses

Exploration Expenses

We conduct exploration activities on patented and unpatented mining claims in the United States and under mining concessions in Mexico. We expect our exploration expenses to increase significantly as we continue to expand our exploration activities at the Sunshine Mine property, the Los Gatos Project and our other exploration properties. As access to the underground platforms at the Sunshine Mine is achieved, our exploration drilling costs will further increase. Our exploration expenses primarily consist of drilling costs, lease concession payments, assay costs and other geological and support costs at the Sunshine Mine property, the Los Gatos Project and our other exploration properties.

Pre-development Expenses

Our pre-development expenses primarily relate to mining infrastructure improvements, preliminary economic assessment and scoping studies and care and maintenance activities. Our mining infrastructure improvement expenses include shaft repair, decline excavation and other underground development costs. Our care and maintenance expenses include facility and surface repair, utility costs and mine-dewatering costs at the Sunshine Mine.

General and Administrative Expenses

Our general and administrative expenses consist of salaries and benefits, stock compensation, professional and consultant fees, insurance and other general administration costs. Our general and administrative expenses are expected to increase significantly as we prepare to operate as a public company. We expect higher costs related to salaries, benefits, stock compensation, legal fees, compliance and corporate governance, accounting and audit expenses, stock exchange listing fees, transfer agent and other stockholder-related fees, directors and officers’ and other insurance costs, and other administrative costs.

In May 2011, we opened a corporate office in Denver, Colorado, moved many advisory and shared-service functions performed in New York to Denver, and began establishing a senior executive team primarily based in

Denver. We expect higher costs related to compensation and benefits, rent and occupancy, and other administrative costs as we continue to add to our senior executive team and hire additional corporate employees. Additionally, we expect to incur higher costs from equity-based compensation plans.

Income Taxes

As we have incurred substantial losses from our exploration and pre-development activities, we may receive further benefits in the form of deferred tax assets that can reduce our future income tax liabilities, if it is more likely than not the benefit will be realized before expiration. We have not recognized these potential benefits in our financial statements and have fully reserved for such net deferred tax assets, as we believe it is more likely than not that the benefit of these net deferred tax assets will not be realized before expiration. At December 31, 2011, we recorded a full valuation allowance of $30,732 against these net deferred tax assets. In addition, due to our net losses since inception, we have not paid income taxes to date and therefore there has been no impact on our income tax expense of operating as a Delaware corporation compared to the legal structures of our predecessor entities.

Royalties

We conduct exploration activities on patented and unpatented mining claims at the Sunshine Mine property and under mining concessions at the Los Gatos Project. We are required to make mineral and concession lease payments to various entities to secure the appropriate claims or surface rights. For the fiscal year ended December 31, 2011, we paid $386 for such royalties. Certain of these agreements also have royalty payments that are triggered when we begin producing and selling metal-bearing concentrate. As we are not in production, there are currently no instances where we are paying any royalty based upon production and sales. See “Business—The Sunshine Mine Property—Royalties,” “Business—The Los Gatos Project—Location of the Los Gatos Project” and note 6 to our December 31, 2011 audited consolidated financial statements.

Comparability of Periods

As a result of our acquisition of the Sunshine Mine in May 2010, we believe that period-over-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as a good indicator of our future performance. Prior to our acquisition of the Sunshine Mine in May 2010, our operating results were derived solely from the activities of Los Gatos Ltd. and Precious Metals Opportunities LLC. We commenced activities at the Sunshine Mine after our purchase of the Sunshine Mine net assets out of bankruptcy from Sterling in May 2010. This acquisition was accounted for as a business combination and the Company applied purchase accounting to the assets acquired and liabilities assumed.

Results of Operations

The following table presents certain information relating to our operating results for the years ended December 31, 2011, 2010 and 2009, and for the nine months ended September 30, 2012 and 2011. In accordance with U.S. GAAP, all financial reports have been prepared as if the combination of the companies under common control occurred prior to the earliest period presented. Accordingly, the financial results have been prepared on the following basis:

•	the 2009 results of operations are derived solely from the activities of Los Gatos Ltd.;

•	the 2010 results of operations reflect the combined activities of Precious Metals Opportunities LLC and Los Gatos Ltd.; and

•

the 2011 results of operations reflect the combined activities of Precious Metals Opportunities LLC and Los Gatos Ltd. through February 28, 2011; subsequent to this date, the results of operations reflect the consolidated activities of Sunshine Silver.

	Year Ended December 31,			Nine Months Ended September 30,
	2011	2010	2009	2012	2011
				(unaudited)
	(In thousands)
Statements of Loss Data:
Expenses:
Exploration	$19,259	$14,638	$9,765	$16,016	$13,797
Pre-development	6,779	1,783	—	21,618	3,085
General and administrative	13,873	5,483	818	9,345	10,078
Amortization	1,372	773	6	1,414	982

Total expenses	41,283	22,677	10,589	48,393	27,942

Other (income) expense:
Interest expense	198	1,887	360	—	198
Interest and other income	(36)	(36)	(13)	(28)	(34)
Foreign exchange (gain) / loss	275	40	250	(253)	153

Net other (income) / expense	437	1,891	597	(281)	317

Loss before income taxes	(41,720)	(24,568)	(11,186)	(48,112)	(28,259)
Income tax benefit	—	30	—	—	—

Net Loss	$(41,720)	$(24,538)	$(11,186)	$(48,112)	$(28,259)

Financial information relating to our segments is as follows:

	Nine Months Ended September 30, 2012				Nine Months Ended September 30, 2011
	U.S.	Mexico	Corporate	Total	U.S.	Mexico	Corporate	Total
	(unaudited) (in thousands)
Exploration expenses	$4,041	$11,975	$—	$16,016	$953	$12,787	$57	$13,797
Pre-development expenses	19,761	1,857	—	21,618	3,085	—	—	3,085
General and administrative expenses	2,430	409	6,506	9,345	2,461	690	6,927	10,078
Amortization	1,271	41	102	1,414	932	15	35	982
Net other (income) expense	(11)	(270)	—	(281)	(33)	350	—	317
Capital expenditures	1,629	3,366	485	5,480	1,867	8,831	484	11,182
Total assets	34,566	15,626	67,673	117,865	33,965	14,109	129,522	177,596

	Year Ended December 31, 2011				Year Ended December 31, 2010
	U.S.	Mexico	Corporate	Total	U.S.	Mexico	Corporate	Total
	(in thousands)
Exploration expenses	$2,183	$17,023	$53	$19,259	$205	$14,433	$—	$14,638
Pre-development expenses	6,247	532	—	6,779	1,783	—	—	1,783
General and administrative expenses	3,614	823	9,436	13,873	3,929	1,326	228	5,483
Amortization	1,280	23	69	1,372	760	13	—	773
Net other (income) expense	(35)	472	—	437	(7)	1,898	—	1,891
Related-party debt	—	—	—	—	—	31,000	—	31,000
Capital expenditures	3,043	8,818	491	12,352	29,464	1,366	—	30,830
Total assets	37,023	16,367	112,980	166,370	31,090	4,986	—	36,076

	Year Ended December 31, 2009
	U.S.	Mexico	Corporate	Total
	(in thousands)
Exploration expenses	$—	$9,765	$—	$9,765
General and administrative expenses	—	818	—	818
Amortization expenses	—	6	—	6
Net other expense	—	597	—	597
Related-party debt	—	15,990	—	15,990
Capital expenditures	—	31	—	31
Total assets	—	2,610	—	2,610

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011

For the nine months ended September 30, 2012, we experienced a net loss of $48,112 compared to a net loss of $28,259 for the same period in 2011. The $19,853 increase in net loss is primarily due to increases in exploration and pre-development expenses. The primary reasons for the increase is as follows:

•

Exploration expense increased $2,219 to $16,016 for the nine months ended September 30, 2012 compared to $13,797 in the comparable period of 2011. Exploration costs at the Sunshine Mine increased due to increased surface and underground drilling activities and increases in personnel to support the drilling activities. Exploration costs for our Mexico operations increased due to our expanded drilling (both resource width and depth expansion and in-fill) at the Los Gatos Project and expanded drilling at various other targets.

•

Pre-development expense increased $18,533 to $21,618 for the nine months ended September 30, 2012 compared to $3,085 for the nine months ended September 30, 2011. The increase is due to significant underground mining infrastructure improvements that commenced in November 2011.

•

General and administrative expense decreased by $733 to $9,345 for the nine months ended September 30, 2012 compared to $10,078 for the nine months ended September 30, 2011. The decrease was primarily due to legal, accounting and consulting costs in 2011 associated with the merger of Los Gatos Ltd. that did not recur during 2012. In addition, compensation and benefit costs increased for the nine months ended September 30, 2012 compared to the same period in 2011 due to our establishment of a Denver corporate office in May 2011.

•

Other (income) expense changed by $598 to $281 of other income for the nine months ended September 30, 2012 compared to $317 of other expense for the nine months ended September 30, 2011. The change is primarily due to an increase in foreign exchange gain (Mexican peso) and a reduction in interest expense (due to the conversion of all of our $31,000 of related-party indebtedness to shareholders’ equity in January 2011) for the nine months ended September 30, 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

For the year ended December 31, 2011, we experienced a net loss of $41,720 compared to a net loss of $24,538 for the year ended December 31, 2010. The $17,182 increase in net loss is primarily due to increases in exploration, pre-development, and general and administrative expense, partially offset by a decrease in interest expense. The primary reasons for the fluctuations are as follows:

•

Exploration expense increased $4,621 to $19,259 in 2011 compared to $14,638 in 2010 primarily due to an increase in the number of exploration drills in operation at the Sunshine Mine and the Los Gatos Project in 2011, and the retention of additional employees and consultants required to support the increased exploration at the Sunshine Mine and the Los Gatos Project.

•

Pre-development expense increased $4,996 to $6,779 in 2011 compared to $1,783 in 2010 primarily due to the May 2010 acquisition of the Sunshine Mine, an increase in employees to support the additional pre-development activities in 2011, and the commencement of mining infrastructure improvements in late 2011.

•

General and administrative expense increased $8,390 to $13,873 in 2011 compared to $5,483 in 2010. The increase was primarily due to our establishment of a corporate office in May 2011, legal, accounting and consulting costs to execute our merger with Los Gatos Ltd., raise additional equity financing and prepare for our initial public offering, offset by our acquisition of the Sunshine Mine in May 2010.

•	Amortization expense increased $599 to $1,372 in 2011 compared to $773 in 2010 primarily due to the May 2010 acquisition of the Sunshine Mine.

•

Other expense decreased $1,454 to $437 in 2011 compared to $1,891 in 2010 primarily due to a reduction in interest expense in 2011. In January 2011, all of the outstanding related-party debt was converted into preferred shares of Los Gatos Ltd.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

For the year ended December 31, 2010, we incurred a net loss of $24,538 compared to a consolidated net loss of $11,186 for the year ended December 31, 2009. The $13,352 increase in net loss is primarily due to increases in exploration, pre-development, general and administrative, and interest expense following the May 2010 acquisition of the Sunshine Mine. These increases were partially offset by increases in interest and other income and by reduced foreign exchange losses. The primary reasons for the fluctuations are as follows:

•

Exploration expense increased $4,873 to $14,638 in 2010 compared to $9,765 in 2009 primarily due to an increase in the number of exploration drills in operation at the Los Gatos Project in 2010, the expansion of the known mineralization to three veins through the additional drilling of 92 holes at the Los Gatos Project, and the retention of additional employees and consultants required to support the increased exploration at the Los Gatos Project. At the Sunshine Mine, $207 in exploration costs were also incurred in 2010 compared to nil in 2009.

•	Pre-development expense was $1,783 in 2010 compared to nil in 2009, specifically due to the May 2010 acquisition of the Sunshine Mine.

•

General and administrative expense increased $4,665 to $5,483 in 2010 compared to $818 in 2009 primarily due to increased activities of $508 in Mexico and $3,929 of general and administrative expense related to the Sunshine Mine. The 2010 costs principally include $2,106 for legal and due diligence costs related to the acquisition of the Sunshine Mine, $814 for consulting and legal costs, $611 related to advisory and shared service costs and expenses charged by Tigris Financial Group Ltd., a related-party, and compensation and benefits costs of $170. In addition, $228 of general and administrative costs were incurred at the Sunshine Mine in 2010 primarily related to other administrative costs.

•	Amortization expense increased $767 to $773 in 2010 compared to $6 in 2009 primarily due to the May 2010 acquisition of the Sunshine Mine.

•

Interest expense increased $1,527 to $1,887 in 2010 compared to $360 in 2009 primarily due to higher indebtedness levels and associated interest rates. As of December 31, 2010, total indebtedness was $31,000 as compared to $15,990 as of December 31, 2009.

•	Foreign exchange losses decreased $210 to $40 in 2010 compared to $250 in 2009 primarily due to the lower average exchange rate of the Mexican Peso to the U.S. dollar in 2010 compared to 2009.

Liquidity and Capital Resources

As of September 30, 2012, we had cash and cash equivalents of $66,761 and working capital of $68,920 compared to cash and cash equivalents of $119,172 and working capital of $119,651 as of December 31, 2011. This decrease was primarily due to a net loss of $48,112 for the nine months ended September 30, 2012.

We did not have any related-party debt as of September 30, 2012 and December 31, 2011. In January 2011, all of the $31,000 of related-party debt was converted into preferred shares of Los Gatos Ltd. Pursuant to our merger with Los Gatos Ltd., all Los Gatos Ltd. ordinary and preferred shares were converted into shares of our common stock. We have no lines of credit or other bank financing arrangements and do not anticipate additional future funding from related parties.

Our entire source of funds to date has been proceeds from financing activities. From inception through September 30, 2012, we have received net proceeds of $235,230 from these financing activities.

We believe that the anticipated net proceeds from this offering and our existing cash and cash equivalents will provide adequate funds for ongoing operations, further exploration in the United States and Mexico, planned capital expenditures and working capital to allow us to fund mine development, a new processing facility for commercial production of silver-bearing concentrates and a new refinery to bring the Sunshine Mine into sustained commercial production. However, we may elect to seek additional funding prior to bringing the

Sunshine Mine into sustained commercial production. We expect that we will require additional funds at a later date to develop a mine at the Los Gatos Project, which, depending upon the circumstances, may be in the form of equity, debt, joint venture funding or some combination thereof. There can be no assurance that additional funds will be available to us on acceptable terms or at all.

Cash Flows

The following table presents our sources and uses of cash for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2011	2010	2009	2012	2011
				(unaudited)
	(in thousands)
Net cash provided by (used by)
Operating activities	$(36,791)	$(21,479)	$(10,876)	$(46,714)	$(26,137)
Investing activities	(12,334)	(30,856)	(31)	(4,976)	(11,202)
Financing activities	164,661	54,592	11,885	(721)	165,455

Total change in cash	$115,536	$2,257	$978	$(52,411)	$128,116

Cash used by operating activities was $46,714 and $26,137 for the nine months ended September 30, 2012 and 2011, respectively. The increase in cash used by operating activities is primarily due to a net loss of $48,112 for the nine months ended September 30, 2012, compared to a net loss of $28,259 for the nine months ended September 30, 2011. Cash used by operating activities was $36,791, $21,479 and $10,876 for the years ended December 31, 2011, 2010 and 2009, respectively. The increases between 2011, 2010 and 2009 were primarily attributed to increased net losses and changes in working capital.

Cash used by investing activities was $4,976 and $11,202 for the nine months ended September 30, 2012 and 2011, respectively. The $6,226 decrease is primarily due to our reduced purchases of land and equipment for the nine months ended September 30, 2012, compared to our purchases of land, mineral rights and equipment during the nine months ended September 30, 2011. Cash used by investing activities was $12,334, $30,856 and $31 for the years ended December 31, 2011, 2010 and 2009, respectively. The decrease in 2011 compared to 2010 is primarily due to our purchase of land, mineral rights and equipment during 2011, compared to our purchase of the Sunshine Mine in 2010. The increase in 2010 compared to 2009 is attributable to our purchase of the Sunshine Mine and property, plant and equipment purchases during 2010.

Cash used by financing activities was $721 for the nine months ended September 30, 2012 and cash provided by financing activities was $165,455 for the nine months ended September 30, 2011. The cash used by financing activities in 2012 is due to our payment of deferred financing costs. The cash provided by financing activities in 2011 is primarily due to sales of common stock. Cash provided by financing activities was $164,661, $54,592 and $11,885 for the years ended December 31, 2011, 2010 and 2009, respectively. The increase in 2011 compared to 2010 is primarily due to sales of common stock during 2011. The increase in 2010 compared to 2009 is a result of capital contributions of $35,978 and related-party debt funding of $18,500 in 2010, and $11,885 of related-party debt funding in 2009.

Cash dividends are not expected to be paid in the foreseeable future. See “Dividend Policy.”

Contractual Obligations

As of December 31, 2011, we had the following contractual obligations:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Corporate office lease obligation	$623	$93	$224	$235	$71
Reclamation and remediation obligations	1,836	—	—	—	1,836
Advance royalty payments(1)(2)(3)	24,387	558	1,460	7,194	15,175

Total	$26,846	$651	$1,684	$7,429	$17,082

(1)	Does not contain product and sale royalty payments. See “—Royalties.”
(2)	The lease from Metropolitan Mines Corporation relating to certain mining claims at the Sunshine Mine property requires monthly payments of $1 until ore is produced from the Metropolitan property. This obligation has not been included in the table above as the time for commencing production is unknown.
(3)	The San Jose de Minas Finder’s Fee Agreement requires an annual payment of 5% of the exploration costs incurred by us on the concession covered by this agreement, limited to a maximum payment of $100. This obligation has not been included in the table above as the amount of future exploration costs is unknown.

Off Balance Sheet Arrangements

Other than the advanced royalty payments included in “—Contractual Obligations” above, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our stockholders.

Critical Accounting Policies

Listed below are the accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability or expense that is being reported.

Mineral Properties and Carrying Value of Long-Lived Assets

Mineral property acquisition costs are recorded at cost and are deferred until the viability of the property is determined. Exploration, mineral property evaluation, option payments, related acquisition costs for mineral properties acquired under option agreements, general overhead, administrative and holding costs to maintain a property on a care and maintenance basis are expensed in the period they are incurred. When proven and probable reserves are determined for a property, subsequent development costs on the property are capitalized. If a project were to be put into production, capitalized development costs would be depleted on the units of production basis determined by the proven and probable reserves for that project.

Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization other than proven and probable reserves and other material that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The term “recoverable minerals” refers to the estimated amount of silver or other commodities that will be obtained after taking into account losses during mining, ore processing and treatment and ultimate sale. Estimates of recoverable minerals from such exploration stage mineral interests are risk-adjusted based on management’s relative confidence in such materials. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups.

We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on estimated quantities of recoverable minerals, expected silver and other commodity prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans. No impairment tests have been required during the periods presented.

Various factors could impact our ability to achieve our forecasted production schedules from proven and probable reserves. Additionally, production, capital and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material could ultimately be mined economically. Assets classified as exploration potential have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the still lower level of geological confidence and economic modeling.

Reclamation Obligations

Reclamation obligations are recognized when incurred and are initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. Reclamation obligations are based on when the spending for an existing environmental disturbance will occur. We review, on at least an annual basis, the reclamation obligation at the Sunshine Mine site in accordance with guidance for accounting for asset retirement obligations.

Accounting for reclamation obligations requires management to make estimates unique to the Sunshine Mine of the future costs we will incur to complete the reclamation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation work required. Any such increases in future costs could materially impact the amounts charged to earnings for reclamation.

Income and Mining Taxes

We recognize the expected future tax benefit from deferred tax assets when the tax benefit is considered to be more likely than not of being realized. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in the United States and Mexico. Refer above to “—Mineral Properties and Carrying Value of Long-Lived Assets” for a discussion of the factors that could cause future cash flows to differ from estimates. To the extent that future cash flows and taxable income differ significantly from estimates, our ability to realize deferred tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which we operate could limit our ability to obtain the future tax benefits represented by our deferred tax assets recorded at the reporting date.

Our properties involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and Mexico tax audits. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues, if any, in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If an estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Stock-Based Compensation

Our stock based compensation includes stock options granted to employees and various individuals and entities on our former Advisory Board.

The following table sets forth information for our option grants from January 1, 2010 through September 30, 2012:

Grant Date	Options Granted	Exercise Price	Fair Value Per Share
2010	—	—	—
2011(1)(2)(3)(4)	413,600	13.83 - 27.65	13.83 - 22.69
2012	—	—	—

(1)	We granted 38,600 options on March 9, 2011 with an exercise price of $13.83 and a fair value of $13.83 per share.
(2)	We granted 125,000 options on May 4, 2011 with an exercise price of $27.65 and a fair value of $13.83 per share.
(3)	We granted 100,000 options on July 18, 2011 with an exercise price of $27.65 and a fair value of $22.69 per share.
(4)	We granted 150,000 options on August 8, 2011 with an exercise price of $27.65 and a fair value of $17.55 per share.

In addition, on June 30, 2010, Los Gatos Ltd. issued 174,949 ordinary shares (valued at $0.20 per share) for an aggregate of $2 to an employee of a related entity.

Significant Factors, Assumptions and Methodologies used in Determining Fair Value of Options

Stock-based compensation expense for options is based on the estimated fair value for each award on the grant date. We calculate the grant date fair value based on an option pricing model using estimated amounts for risk-free interest rate, dividend yield, estimated volatility of our common stock, the expected life of the awards and the fair value of the underlying common stock. In addition to the assumptions used to calculate the fair value of the options, we are required to estimate the expected forfeiture rate of the option awards, and only recognize stock-based compensation expense for those option awards expected to vest. We recognize stock-based compensation expense as a component of either exploration or general and administrative expense on a straight-line basis over the requisite service period of the award.

We calculated the fair value of options granted during the year ended December 31, 2011 using the following assumptions:

	March 9, 2011 Grant	May 4, 2011 Grant	July 18, 2011 Grant	August 8, 2011 Grant
Risk-free interest rate	2.46%	2.28%	1.43%	1.43%
Dividend Yield	—	—	—	—
Estimated volatility	87.23%	90.06%	89.75%	89.75%
Expected option life	6 years	6 years	6 years	6 years
Fair value of common stock	$13.83	$13.83	$22.69	$17.55

The risk-free interest rate assumption was based on the U.S. treasury constant maturity yield at the date of the grant over the expected life of the option. No dividends are expected to be paid. We calculated the estimated volatility based on the historical volatility of a group of peer companies’ common stock over the expected option life. The peer information was used because we were not publicly traded at the time of the grant, and therefore did not have the market trading history required to calculate a meaningful volatility factor. The computation of expected option life was determined based on a reasonable expectation of the option life prior to the option being exercised or forfeited.

We estimated a forfeiture rate of zero based upon our expectation of forfeiture for these grants.

As of September 30, 2012, there was approximately $2,755 of unrecognized stock-based compensation expense related to non-vested stock option awards that we expect to recognize over a weighted average vesting period of 1.7 years.

On October 30, 2012 the Company granted 1,494,682 options at a strike price of $13.83 per share and all of the options granted in 2011 were cancelled.

Assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding after giving effect to the 1,494,682 options granted to directors, executives and employees and the cancellation of the 2011 grants, was $        , of which $         related to options that were vested and $         related to options that were unvested. See “Executive and Director Compensation—Stock Option Grants” and “Executive and Director Compensation—Director Compensation.”

Common Stock Valuation

We estimated the fair value of our common stock in March and May 2011 based on a market value approach of our common stock. During March 2011, an unrelated party purchased 15% of our common stock for $13.83 per share. Subsequent to this purchase through September 30, 2011, investors purchased approximately 6% of our common stock for $13.83. Accordingly, based on this market data, a fair value of $13.83 per share of common stock was used in valuing the options granted in March and May 2011. We estimated the fair value of our common stock in July and August 2011 and October 2012 based on resource multiples, discounted cash flows, comparable property values, comparable public company equity values, changes in comparable public company equity values, and a discount for a lack of marketability.

Los Gatos Ltd. Ordinary Share Valuation

Stock based compensation for stock sold to or given to related parties (including their employees) and vendors has been recorded at the fair value of the shares in excess of the price paid for the stock. For the 174,949 ordinary shares sold in 2010, the fair value of the ordinary shares was determined by our Board of Directors with the assistance of management. We utilized the guidance set forth by the American Institute of Certified Public Accountants, or the AICPA, in the AICPA Technical Practice Aid when establishing the fair value of the ordinary shares at the purchase date.

The 2010 ordinary share valuation (which also required valuing the outstanding Los Gatos Ltd. preferred shares) was based on an enterprise value and option pricing model. As an active market for our Los Gatos Ltd. shares did not exist, our analysis was based on estimates of the enterprise value discussed below attributable to the ordinary shares of Los Gatos Ltd. From guidance in the AICPA Technical Practice Aid, we selected an option pricing model that treated Los Gatos Ltd.’s ordinary and preferred shares as call options on the enterprise value, with the exercise price based on the liquidation preference of the preferred shares. Given the liquidation preference of the preferred shareholders, in some cases a majority of the enterprise value was attributed to the preferred shares in the option pricing model. We calculated an estimate of share price volatility based on a sample of comparable company volatilities since Los Gatos Ltd. shares were not actively traded. Additionally, our option pricing model included discount factors of 35% and 20% for lack of marketability and control by a single shareholder, respectively. Based on the assumptions used and the model described above, a value of $0.20 per share was allocated to the ordinary shares granted to an employee of a related entity on June 30, 2010. To estimate the enterprise value, we used the following information:

•	No offers to sell or solicitations to purchase any portion of Los Gatos Ltd.’s assets or shares occurred from the period January 1, 2010 to June 30, 2010.

•

A valuation of the assets (exploration properties) held by Los Gatos Ltd. by reference to comparable sales of exploration property and the likelihood of exploration success at our Los Gatos Ltd. properties. Our valuation compiled information on transactions recently completed by companies listed on various stock exchanges and having precious-metals exploration properties in similar geographic areas and political jurisdictions; specifically Mexico. From the review of numerous transactions, a number of appropriate transactions were selected for analysis to establish a range of values for the subject properties as of June 30, 2010. The likelihood of success was determined based upon the activities performed on the various exploration concessions held by Los Gatos Ltd.

•

We obtained information on several underground silver-dominated, vein resources/deposits in Mexico that were either in production or the infrastructure was in construction. We estimated a value per silver equivalent ounce for each resource/deposit, where possible.

In addition, we considered the following subsequent events in support of our valuation:

•	A proposed transaction (with an unrelated party that was never consummated) to acquire a portion of Los Gatos Ltd.

•	The discussions and negotiations with Liberty Metals and Mining, an unrelated party, that ultimately purchased 15% of Sunshine Silver Mines Corporation in March 2011.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, see note 2 to the December 31, 2011 consolidated financial statements.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies.

As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenues are less than $1.0 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

•	the last day of its fiscal year in which it has annual gross revenue of $1.0 billion or more;

•	the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•

the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as the company (a) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (b) has been required to file annual and quarterly reports under the Securities Exchange Act of 1934 for a period of at least 12 months, and (c) has filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an emerging growth company until as late as December 31, 20    .

We are in the process of evaluating the benefits of relying on the reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

Quantitative and Qualitative Disclosures About Market Risk

Commodity Price Risk

We intend to engage in the production of silver and concentrates containing silver, lead, zinc and antimony at the Sunshine Mine and the Los Gatos Project. Accordingly, we expect the principal source of future revenue to be the sale of silver, and to a lesser extent, lead and zinc. A significant and sustained decrease in the price of these metals from current levels could have a material and negative impact on our business, financial condition and results of operations.

Foreign Currency Risk

Although most of our expenditures are in U.S. dollars, certain purchases of labor, operating supplies and capital assets are denominated in other currencies, primarily the Mexican Peso. As a result, currency exchange fluctuations may impact the costs of our operations. To reduce this risk, we maintain limited cash balances in foreign currencies and transact most of our purchases in U.S. dollars.

Concentration of Risk

We have placed nearly all of our cash investments with a single, high-quality financial institution. All cash equivalents are invested in high-quality, short-term money market instruments, including government securities, bankers’ acceptances, bank notes, certificates of deposit, commercial paper and repurchase agreements of domestic and foreign issuers. At no time have we had funds invested in asset-backed commercial paper. We have not experienced any losses on our cash investments.

SILVER INDUSTRY OVERVIEW

The Silver Market

Silver is one of the eight precious, or noble, metals; the others are gold and the six platinum-group metals. Silver occurs naturally in its solid metallic state and is commonly associated with deposits of gold, copper, lead and zinc.

As an industrial and monetary asset, silver has a dual personality that differentiates it from other precious metals. On the one hand, silver has a number of distinctive physical and chemical properties that makes it an essential component in numerous industrial applications, including its strength, malleability, conductivity, ductility, its sensitivity to and high reflectance of light, and its ability to endure extreme temperature ranges. These properties restrict its substitution in most applications.

On the other hand, silver has been used as a medium of exchange since earliest recorded history. From the time of the Roman Empire until the 19th century, most nations were on a silver standard with silver coins forming the main circulating currency. While silver is no longer widely used as circulating currency, the metal is still widely sought by investors for its store of value attributes. In particular, silver is viewed as an attractive hedge against a decrease in the value of the U.S. dollar and inflation during times of economic uncertainty.

Silver Demand

Silver has strong supply and demand fundamentals with significant demand rooted in diverse sectors. The demand for silver is driven primarily by three uses: industrial, consumer and investment. According to GFMS, in 2011, industrial, consumer and investment represented 46.8%, 37.5% and 15.8% of silver demand, respectively.

Industrial and consumer demand for silver, which is in the form of manufactured end-products has remained relatively stable over the past decade. The loss in demand attributable to photography and silverware has been absorbed by a surge in demand for coins and medallions.

With rapid population and income growth, surging demand for consumer electronics and a burgeoning housing market, China is the largest global silver marketplace fueling industrial and consumer demand for silver. According to GFMS, silver fabrication demand in China is estimated to have risen from 59.7 million ounces in 2002 to 139.9 million ounces in 2011, an increase of 134. 3%. While Chinese demand has grown substantially, we believe that it has the potential to grow further, as evidenced by its demand per capita. According to GFMS, Chinese fabrication demand per capita is only 0.10 ounces per person. In comparison, U.S. fabrication demand per capita is 0.63 ounces per person.

The table below denotes global silver supply and demand from 2002 to 2011:

World Silver Supply and Demand
MMoz
	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Supply
Mine Production	595	597	614	637	641	666	684	716	751	762
Net Government Sales	59	89	62	66	79	43	31	16	44	12
Old Silver Scrap	197	196	197	202	206	203	201	200	229	257
Producer Hedging	—	—	10	28	—	—	—	—	50	11
Implied Net Disinvestment	17	—	—	—	—	—	—	—	—	—
Total Supply	868	882	882	932	926	911	915	932	1,075	1,041
Demand
Fabrication
Industrial Applications	355	368	387	432	454	491	493	405	500	487
Photography	204	193	179	160	142	118	101	79	72	66
Jewelry	169	179	175	174	166	164	159	160	167	160
Silverware	84	84	67	68	61	59	57	59	51	46
Coins & Medals	32	36	42	40	40	40	65	79	99	118
Total Fabrication	844	860	851	874	864	871	875	782	890	877
Producer De-Hedging	25	21	—	—	7	24	9	17	—	—
Implied Net Investment	—	1	32	58	55	17	31	132	185	164
Total Demand	868	882	882	932	926	911	915	932	1,075	1,041
Source GFMS World Survey 2012

Chinese Fabrication Demand by Segment

Industrial Demand

Traditional industrial applications of silver include batteries, bearings, brazing and catalysts. Silver, which is the best conductor of electricity among all metals, is used in virtually all electronics. In addition to traditional industrial uses, increases in emerging applications for silver, such as LCD and RFID technologies, are expected to continue to augment industrial demand. Emerging applications include utilizing silver’s reflectivity as a component in solar cells to produce “green” electricity and utilizing silver’s antimicrobial properties in medical applications and in the prevention of algae build-up in water purification systems.

According to GFMS, between 2009 and 2011, industrial demand for silver rose by 20.1%, to 486.5 million ounces. A major source of the increase in industrial demand for silver was the electrical and electronics sector. Silver’s electrical and thermal conductive properties make it ideal for multiple high performance electronics and high voltage circuits, connectors and other electrical components, which are all integral parts of electronics. Such uses include switches, contacts, fuses, superconductors and printed circuit boards, which are contained in computers, mobile phones and other smart technologies. According to GFMS, silver demand from the electrical and electronics sector reached 244.6 million ounces in 2011, the second highest level on record, up 30.8% from 2009.

Accelerated growth in the solar panel market also contributed to silver industrial demand in 2010. Silver is used both as a conductor in solar cells and as a reflector in mirrors used to concentrate solar energy. Demand for silver from the solar panel industry surged in 2010, up 70% over 2009 levels, and growth continued in 2011 to over 50 million ounces according to GFMS.

The table below denotes Electrical and Electronic Fabrication demand:

Electrical Fabrication Demand

Consumer Demand

Consumer use of silver is primarily for the fabrication of jewelry, silverware and coins, which rely on silver’s lustre, resistance to tarnishing and malleability. According to GFMS, the jewelry sector accounted for 15.4% of total demand for silver in 2011, followed by coins and medals with 11.4% of total demand and silverware with 4.4% of total demand. For these uses silver is often alloyed to a small proportion of other metals, such as copper, to harden it. Sterling silver, for example, is 92.5% silver and 7.5% copper and has been the standard in many countries for silver jewelry since the 14th century. There has been a sharp uptick in Chinese consumer demand for silver, as GFMS data indicates that Chinese silverware fabrication rose by 10% in 2011 and Chinese jewelry demand continued to grow.

Historically, photographic uses represented silver’s second largest source of demand, after industrial applications. However, photographic off-take has been on a steady decline since 2001, driven by the move from silver halide to digital technology, especially in the area of consumer film. In 2011, photographic uses accounted for 6.4% of total silver demand, according to GFMS.

According to GFMS, between 2009 and 2011, consumer demand for silver rose by 3.5%, to 390.1 million ounces. Despite a marginal slowdown in demand for photography, jewelry and silverware, consumer demand for silver in 2011 was supported by an increase in demand for silver coins and medals. The fabrication of coins and medals has increased gradually for much of the past decade, but growth has accelerated since the onset of the financial crisis in 2008. According to GFMS, silver demand for coins and medals in 2011 increased 18.9% from 2010, to 118.2 million ounces.

Investment Demand

Silver has been a store of monetary value for over 4,000 years. Historically, the price of silver has shown at times a high correlation to the price of gold as a result of investment demand, and has been at times viewed as an attractive hedge against a decrease in the value of the U.S. dollar and inflation, attracting investors during times of uncertainty.

Investment demand for silver has increased significantly in the past 10 years, with the most significant investment demand coming from investment products such as bullion funds and silver ETFs. In 2011, net investment in silver was 163.9 million ounces, representing 15.8% of silver demand, according to GFMS. GFMS data indicates that investors purchased nearly 300 million ounces of silver in 2010, and strong growth in investment demand continued into 2011, as total ETF holdings reached 576 million ounces. Continued macro-economic concerns regarding the sovereign debt crisis in Europe, political problems worldwide, high unemployment in developed countries and rising inflation in developing countries were all factors that attracted investors to silver in 2011.

The graph below depicts net silver investment since 2002:

Net Silver Investment

Mexico was the world’s largest silver mining country in 2011 (152.8 million ounces), followed by Peru (109.8 million ounces), China (103.9 million ounces), Australia (55.2 million ounces) and Chile (42.1 million ounces). The graph below illustrates the world’s leading primary silver mines in 2011, based on their production:

World’s Leading Primary Silver Mines, 2011

Source: GFMS, World Survey 2011

Traditionally, another source of supply has been government sales, but governmental sales have been in decline recently. GFMS estimates that net government sales stood at 11.5 million ounces in 2011, down 74% year-on-year to the lowest level in more than a decade. By the end of 2011, total government silver stocks were estimated to have fallen to 97.0 million ounces. The chart below depicts above-ground stocks since 2002.

Above-Ground Stocks

Markets and Outlook

Over the last twenty five years, the price of silver, which proved relatively volatile in that timeframe, increased 542.6%. The price of silver averaged approximately $4.71 per ounce from 2000 through the end of 2003. Beginning in 2004, the price of silver began to appreciate, reaching a high of $48.70 per ounce in 2011.

Rising silver prices have boosted investor interest in the metal and led to a significant increase in silver’s investor base. During 2010, trading volumes at futures and options exchanges increased significantly and the dollar value of silver flows among market participants nearly doubled from 2009 levels. Investor holdings in silver remained at elevated levels during 2011, and total volumes reached a new high of 621.3 million ounces by late April. According to GFMS, a steep rally in the price of silver in 2011 was also assisted by the increase in industrial and consumer demand for silver in 2011.

A chart indicating silver prices between January 1, 1986 and November 9, 2012 is set out below. As of November 9, 2012, the price of silver was $32.60 per ounce.

Source: Bloomberg

The following chart shows the comparative return of an investment in silver versus certain other investments.

Comparative Returns to November 9, 2012

	Percentage Change
	1 Year	5 Year	10 Year
Silver	0.6%	133.7%	547.4%
Gold	16.6%	160.1%	480.7%
Oil	16.5%	76.2%	482.2%
S&P 500	(1.2%)	(11.8%)	8.6%
Nikkei	(9.9%)	(12.9%)	4.5%
FTSE	(18.2%)	(50.5%)	(18.1%)
MSCI World Index	(8.6%)	(21.0%)	17.3%
$/EUR	(0.4%)	(0.6%)	46.7%
13 Week T-Bill	0.1%	0.4%	1.7%
10 Year Bond	1.8%	3.0%	3.7%
30 Year Bond	3.1%	4.1%	4.5%

Notes: T-bills and T-bonds are average rates of return

Source: Bloomberg

In the short- to mid-term, GFMS believes that the economic backdrop for investment in silver will remain supportive as monetary policy is unlikely to significantly tighten in 2012 with ongoing economic, inflation and sovereign debt concerns. This is expected to encourage investment demand for silver and enhance industrial and consumer demand.

BUSINESS

The Company

Sunshine Silver Mines Corporation is a U.S.-based precious metals exploration and development company with the objective of becoming a premier silver producer. The Company is currently focused on the advancement of its two principal projects:

•

The Sunshine Mine, located in Idaho, is one of the highest-grade known primary-silver deposits worldwide, with an estimated 2,880,312 tonnes of mineralized material at an average grade of 781.7 grams/Tonne (inclusive of expected mining dilution). In December 2012, an independent preliminary economic assessment was completed on the Sunshine Mine, indicating a robust silver project.

•

The Los Gatos Project, located in Chihuahua, Mexico, is comprised of a 149,083 hectare land position, constituting a new mining region. The Los Gatos Project consists of three identified silver discoveries, the Cerro Los Gatos zone, the Esther zone and the Amapola zone, and 10 other priority targets. In December 2012, an independent technical report completed on the Company’s primary zones of focus at the Los Gatos Project estimated that the Cerro Los Gatos deposit contains 5,270,000 tonnes of mineralized material at an average grade of 179 grams/Tonne, 2.0% lead and 4.2% zinc; the Esther deposit contains 620,000 tonnes of mineralized material at an average grade of 113 grams/Tonne, 0.6% lead and 1.7% zinc; and the Amapola deposit contains 480,000 tonnes of mineralized material at an average grade of 101 grams/Tonne, 0.1% lead and 0.2% zinc (estimates are undiluted in-situ).

In total, as of the date of this prospectus, the Company owns or controls a portfolio of 23 exploration properties in the United States and Mexico covering an area of approximately 576,336 hectares.

Charts of the Company’s corporate structure before and after this offering are set forth below.

*	Immaterial corporate subsidiaries excluded. The after offering corporate structure chart assumes no exercise of the over-allotment option. See “Principal Stockholders.”

Principal Projects

The Sunshine Mine, acquired by the Company in the first half of 2010, is located within the mining-friendly Coeur d’Alene Mining District in Idaho. As a past-producing mine, the Sunshine Mine is estimated to have produced over 365 million ounces of silver from 1904 to 2008. In 1990, the last year the Sunshine Mine operated at full capacity, silver production from the Sunshine Mine was approximately 5.4 million ounces. In 2008, Sterling, the prior owner of the Sunshine Mine, ceased production and in early 2009 went into bankruptcy due to, we believe, among other factors, falling silver prices and inadequate capital.

The Sunshine Mine has significant existing on-site infrastructure, including an operational primary shaft, which is being modernized and upgraded, and a secondary shaft, which is being refurbished. The Company’s consolidated land position at the Sunshine Mine property currently consists of approximately 3,901 hectares. The property has an abundant water supply, is connected to the electricity grid and is accessible by paved roads. The Company has all environmental permits in place to begin surface and sub-surface operations. Construction permits will be applied for as needed as the Company begins construction activities.

The Los Gatos Project is located approximately 120 kilometers south of the state capital of Chihuahua City, in Northern Mexico and, to date, consists of three identified silver discoveries, the Cerro Los Gatos zone, the Esther zone and the Amapola zone, and 10 other priority targets with over 100 kilometers of outcropping quartz and calcite veins. The area is characterized by a predominant silver-lead-zinc epithermal mineralization.

Business Strengths and Competitive Advantages

Attractive Assets in Two of the World’s Premier Silver Regions

Sunshine Silver’s principal assets are located in two of the world’s premier silver regions. The Sunshine Mine property is located in the Coeur d’Alene Mining District in Idaho, which district is estimated to have produced over one billion ounces of silver over approximately the last century, and the Los Gatos Project is located in the Mexican Silver Belt, the world’s largest silver producing region in 2011. In addition to being located in premier silver regions, both assets possess characteristics that differentiate them from other silver projects:

Sunshine Mine Property

•

One of the highest-grade known remaining primary-silver discoveries worldwide, estimated to contain 2,880,312 tonnes of mineralized material at an average silver grade of 781.7 grams/Tonne (inclusive of expected mining dilution)

•	The recently-completed Sunshine Mine Technical Report and Preliminary Economic Assessment indicates a robust silver project

•	Silver-bearing concentrate production expected to commence in late 2014

•

Significant existing infrastructure, including an operational primary shaft that is being modernized and upgraded, a secondary shaft that is being refurbished, access to roads, power and water, and all material permits to begin mining, with the exception of applicable construction permits

•

Consolidated land position of approximately 3,901 hectares representing the ability to allow drilling access from surface locations to new areas of potential mineralization that remain highly prospective with new veins and vein extentions discovered since the 2011 exploration program began

•	Strong community support coupled with an experienced and skilled workforce

•	A prolific past-producing mine, once one of the largest silver producers in the United States, which is estimated to have produced over 365 million ounces of silver

Los Gatos Project

•	Control over and the ability to develop an emerging silver region; land position of 149,083 hectares

•

The Cerro Los Gatos deposit is estimated to contain 5,270,000 tonnes of mineralized material at an average grade of 179 grams/Tonne silver, 2.0% lead and 4.2% zinc; the Esther deposit is estimated to contain 620,000 tonnes of mineralized material at an average grade of 113 grams/Tonne silver, 0.6% lead and 1.7% zinc; and the Amapola deposit is estimated to contain 480,000 tonnes of mineralized material at an average grade of 101 grams/Tonne silver, 0.1% lead and 0.2% zinc (undiluted in-situ)

•	Widespread mineralization beyond the Cerro Los Gatos, Esther and Amapola zones, with 10 other priority targets

Sunshine Mine Historical Production and Recent Accomplishments Enhance Operating Success

Sunshine Silver believes that the significant historical production at the Sunshine Mine, combined with the recent and planned mine improvements, enhances the likelihood of operating success of the project relative to other silver development projects. However, significant time and capital investment will be required before the Sunshine Mine returns to production and the Company anticipates that it will continue to incur operating costs without realizing any revenues at the Sunshine Mine until at least 2015, including costs related to intensive underground exploration, rehabilitation and refurbishment of mine and processing infrastructure and further dewatering of underground workings.

The underground workings of the Sunshine Mine consist of multiple levels developed off the main production shaft, extending from the surface to a depth of over 1,825 meters, or more than 1,000 meters below sea level.

Since acquiring the Sunshine Mine, the Company has acquired additional surface rights and improved the existing infrastructure, repaired surface facilities and equipment and completed a number of environmental, health and safety upgrades and identified and accessed a newly discovered portion of the resource that could be mined in the near future. The Company has added experienced and highly-trained professionals to lead such improvements. The Company has accomplished the following for the Sunshine Mine:

•	Initiated and expanded exploration drilling

•	Discovered an extension of the Sunshine Vein across the Chance Fault, an extension of the Yankee Boy Split Vein and the new “10” vein

•	Retained project engineering and development managers

•	Engaged geologic resource, metallurgical, environmental, hydrologic and mine planning consultants

•	Initiated metallurgical design work for a new process plant

•	Initiated a third party concentrate marketing study for silver-bearing concentrates

•	Managed the completion of a 3D block model for the first time in the mine’s history

•	Started modernizing the Silver Summit shaft and mined two declines for exploration platforms and access within the mine

•	Completed an independent technical report in accordance with NI 43-101 and the requirements of Industry Guide 7

•	Completed a preliminary economic assessment, which indicated ore production could begin in the second quarter of 2014

Significant Exploration Potential for Additional Silver Resources

Sunshine Silver believes it has numerous opportunities to define additional mineral resources through continued exploration of its properties:

•

Sunshine Mine: Sunshine Silver has rights to approximately 3,901 hectares of exploration ground at the Sunshine Mine property. The property has numerous well-defined exploration targets, many of which are extensions of past-producing silver veins. In addition, Sunshine Silver has acquired additional surface rights to further consolidate its ownership of this mineralized trend. Despite being a prolific silver producing region, Sunshine Silver believes that the Coeur d’Alene Mining District is still highly under explored. Through application of modern exploration technologies and processes, Sunshine Silver has discovered an extension of the Sunshine Vein across the Chance fault and several other high-grade veins and vein extensions.

•

Los Gatos Project: Sunshine Silver expects to expand the Cerro Los Gatos, Esther and Amapola zones, which remain open to extensions at depth. Sunshine Silver also has identified 10 other priority targets. Sunshine Silver has only conducted drilling on 15 kilometers out of over 100 kilometers of strike length of quartz veining along the Los Gatos Project property’s 149,083 hectares.

•	Other opportunities: Sunshine Silver owns 21 other exploration properties in Mexico and Idaho, which could provide additional opportunities for resource growth.

Politically Stable and Mining-Friendly Jurisdictions

Both Idaho and Mexico are jurisdictions with a long history of successful mineral development and operations. Both are considered desirable jurisdictions in which to conduct mining operations due to stable political, tax and regulatory policies. Based on a survey published in February 2012 by the Fraser Institute, an independent research organization, Idaho and Mexico rank among the top silver mining jurisdictions worldwide in terms of the attractiveness of government policies, access to infrastructure and qualified labor availability. A number of other jurisdictions with silver production recently have had issues with local government, including substantial increases in mining taxes, government revocation of mining licenses and restrictions on foreign ownership. These have occurred in jurisdictions such as Peru, Chile, Bolivia, Poland, Russia, China and Australia.

Attractive Market Dynamics

Investment demand for silver exposure remains strong, driven in part by continued U.S. dollar weakness, ongoing economic uncertainty in Europe and political unrest in the Middle East and elsewhere. Historically, silver has been viewed as an effective hedge against a decrease in the value of the U.S. dollar and inflation, attracting investors during times of uncertainty. In addition, industrial demand for silver continues to increase, driven by new emerging applications for silver such as solar energy, medical applications and water purification, which the Company believes will enhance the strong supply and demand fundamentals of silver.

Despite this strong investment and industrial demand, the universe of primary silver companies is small, which limits investor options for silver exposure. Sunshine Silver represents an opportunity for investors to gain exposure to a primary silver company with two attractive assets.

Experienced Management Team and Board

Sunshine Silver has an experienced and growing management team with a track record of successfully identifying and developing mineral discoveries. The Company’s Executive Chairman & Chief Executive Officer, Stephen Orr, has 35 years of experience in the minerals industry principally with Homestake Mining Company, where he ultimately served as President of Homestake Canada Inc.; Barrick Gold Corporation, where he was Managing Director of Australia & Africa operations; OceanaGold Limited, where he served as Chief Executive Officer; and Ventana Gold Corp., where he was President & Chief Executive Officer. The Company’s Chief

Financial Officer, Roger Johnson, has 33 years of experience in financial management of the minerals industry with Coopers & Lybrand, as a public accountant; Kennecott Utah Copper Corporation, as Vice President, Controller; Pasminco Zinc, Inc., as Senior Vice President, Finance and Administration; and Newmont Mining Corporation, where he was Vice President, Chief Accounting Officer. The Company’s Chief Operating Officer, John Galassini, has 25 years of experience in the minerals industry with Phelps Dodge Corporation, where he ultimately served as Senior Vice President North America; Freeport McMoRan Copper & Gold, Inc., as Senior Vice President; and Kinross Gold Corporation, where he served as Regional Vice President North America. The Company’s Vice President of Exploration, Phil Pyle, has 33 years of experience in the minerals industry with Linear Gold (now Brigus), where he served as Exploration manager, and at MIM Exploration, BHP Minerals and AMAX Exploration. He served as Vice President Exploration for Los Gatos since 2008.

The Board is comprised of senior mining and financial executives who have broad domestic and international experience in mineral exploration, development and mining. The Company’s senior management and Board have in excess of 300 years of combined mining experience. Sunshine Silver believes the specialized skills and knowledge of the management team and the Board will significantly enhance Sunshine Silver’s ability to explore and develop the Sunshine Mine property and the Los Gatos Project and pursue other regional growth opportunities.

Shareholder Sponsorship

The Company and its predecessors were founded by Electrum. Electrum is a leading private equity investment firm engaged in mining exploration and development. Led by Dr. Thomas S. Kaplan, a highly-respected natural resources investor, Electrum brings together decades of combined investment and operating experience, proven execution abilities and capabilities, a broad and diverse background and a deep knowledge of the natural resources sector and mining disciplines. By maintaining a disciplined and professional approach to acquisition and value enhancement, Electrum has developed a strong track record and a multi-billion dollar asset base in the natural resource sector. Electrum holds significant stakes in public and private metals and mining companies, including NovaGold Resources Inc., Gabriel Resources Ltd., Taung Gold Limited, Tintina Resources Inc., Niocan Inc. and Sunward Resources Ltd. The Company believes that access to the specialized skills and knowledge within Electrum will significantly enhance Sunshine Silver’s ability to execute its business strategy.

Los Gatos Ltd. was founded by Electrum in April 2006. Prior to the merger of Los Gatos Ltd. with and into the Company in March 2011, Electrum principally funded the activities of Los Gatos Ltd. In addition, pursuant to a services agreement effective January 1, 2008, Tigris Financial (International) L.P. provided services consisting primarily of business and financial advice with respect to the strategic business development and corporate finance activities of Los Gatos Ltd. and its subsidiaries. This agreement was terminated on August 1, 2011. Precious Metals Opportunities LLC, our predecessor, was founded by Electrum in December 2009. Prior to the merger of Los Gatos Ltd. with and into the Company in March 2011, Electrum funded the activities of the Company. Prior to Mr. Orr and Mr. Johnson joining us in 2011, Electrum employees served as our officers and directors and were responsible for the management of all aspects of our business, including the acquisition of the Sunshine Mine and our financing activities in March through June 2011. In addition, pursuant to a services agreement, effective May 11, 2010, between Silver Opportunity Partners LLC and Tigris Financial Group, Ltd. (which has been assigned by Silver Opportunity Partners LLC to the Company), and a services agreement, effective March 1, 2011, between the Company and Tigris Financial Group, Ltd. (which was terminated on August 1, 2011), Tigris Financial Group, Ltd. has provided services to the Company and its subsidiaries, including: general business; investment, management and/or financial advice; internal bookkeeping services; general administrative services; network and communications services; supervision of outside service providers; and other services as requested from time to time. William Natbony, Chairman of Tigris Financial Group, Ltd., serves as a member of our Board of Directors.

In March 2011, Liberty Metals & Mining purchased 15% of the Company’s common stock. Liberty Metals & Mining is a wholly-owned subsidiary of Boston-headquartered, Liberty Mutual Group. As of September 30, 2012, Liberty Mutual Group had more than $71.3 billion of total invested assets. As a subsidiary of Liberty Mutual Group, Liberty Metals & Mining makes investments in the metals and mining sector for Liberty Mutual Group.

Prior to Liberty Metals & Mining’s purchase of the Company’s common stock, the Company had no business relationship with Liberty Metals & Mining. Diana Walters, President and Chief Executive Officer of Liberty Metals & Mining, serves as a member of our Board of Directors.

Following completion of the offering, Electrum and Liberty Metals & Mining will beneficially own approximately     % and     % of the Company’s outstanding common stock, respectively, assuming the over-allotment option is not exercised by the underwriters, and both Electrum and Liberty Metals & Mining will continue to have a presence on the Board.

Business Strategy

Sunshine Silver’s business strategy is focused on creating value for stakeholders through the ownership and advancement of its two principal projects, the Sunshine Mine property and the Los Gatos Project, and through the pursuit of similarly attractive silver-focused projects. Sunshine Silver expects to commence concentrate production at the Sunshine Mine in late 2014. Sunshine Silver does not expect to enter into production or generate revenue at the Los Gatos Project in the near future. The Company believes that the anticipated net proceeds from this offering and its existing cash and cash equivalents will provide adequate funds for ongoing operations, further exploration in the United States and Mexico, planned capital expenditures and working capital to fund mine development, a new processing facility for commercial production of silver-bearing concentrate and a new refinery to bring the Sunshine Mine into sustained commercial production. We expect that we will require additional funding at a later date to develop a mine at the Los Gatos Project.

We expect that we will require additional funding at a later date to construct a refinery at the Sunshine Mine, to bring the Sunshine Mine into sustained commercial production and to develop a mine at the Los Gatos Project.

Sunshine Silver plans to:

Continue Exploration and Development at the Sunshine Mine property to Convert Existing Mineralized Material to Reserves and Expand the Resource Base

Sunshine Silver intends to complete a feasibility study at the Sunshine Mine property to determine the costs to re-commission and operate the Sunshine Mine as a sustainable and efficient silver producer. Sunshine Silver expects this study will be completed within six months from the completion of this offering. In addition, the Company intends to continue with its surface and underground exploration drilling program to provide sufficient sampling to estimate grade, tonnage and location of additional potentially economic veins and deposits for future production and to upgrade mineralized material to reserves.

Re-Commission the Sunshine Mine to Long-Term Sustainable Production

Sunshine Silver intends to upgrade or replace existing infrastructure at the Sunshine Mine in connection with its modernization and rehabilitation efforts and to review process optimization alternatives. The re-commissioning of the Sunshine Mine will be designed to allow the Company to reach a safe and sustainable production rate utilizing its newly optimized facilities.

Advance Development of the Los Gatos Project and Accelerate Exploration in the Los Gatos Region

The Company plans to accelerate its exploration program at the Los Gatos region through additional drilling with the intent of identifying additional mineralized material within the established ten additional target areas. In the near term, the Company also intends to progress the most advanced exploration sites, the Cerro Los Gatos, Esther and Amapola zones, through additional in-fill and stepout drilling, beginning decline development and completion of a pre-feasibility study.

Conduct Further Exploration at Sunshine Silver’s Mexican Properties Outside the Los Gatos Region and Apply for Additional Exploration Acreage

Sunshine Silver plans to expand its exploration programs at its Mexican properties outside the Los Gatos region and continue to grow its land position. The Company owns or controls a portfolio of 19 other exploration properties in Mexico covering an area of 420,895 hectares, with significant additional hectares under application for mineral concession. These other exploration properties consist of the following:

Property	Hectares	Commodity
El Doctor	45,620	Ag
Anayeli	37,586	Ag
Jessica	27,558	Ag
Niza	8,150	Ag
San Fermin	17,100	Ag
Pablito	12,427	Ag
Ixtepeji	2,237	Ag
La Lucha	55,898	Ag
Los Charcos	61,110	Ag
Mina Grande	11,006	Ag
San Jose de Minas	8,700	Ag
Zacatlan	5,714	Ag
Los Cuates	425	Ag / Au
Santa Valeria	1,542	Ag
Silicayoapan	395	Ag
El Coronel	41,840	Ag
El Lince	42,000	Ag
El Pino	40,781	Ag
Las Coloradas	806	Ag

Total	420,895

There are also three projects underway with significant drill results, El Doctor in Oaxaca, Santa Valeria in Chihuahua and Zacatlan in Puebla. Additional drilling is planned at these projects as well as additional targets through 2013. The Company is planning sufficient drilling in an effort to outline continuous geometry of mineralization at El Doctor, Santa Valeria and Zacatlan, which could lead to initial estimates of mineralized material.

Sunshine Silver also plans to expand its exploration programs at its Idaho properties outside the Sunshine Mine property and continue to grow its land position. The Company owns or controls a portfolio of two other exploration properties in Idaho covering an area of 2,457 hectares. These other exploration properties consist of Eastern Silver Belt and Falls Creek.

Identify and Pursue Other Growth Opportunities that Add Value to Stockholders

Given the management and Board’s strong track record in exploration, development and asset integration, the Company may pursue acquisitions and joint ventures that are value accretive to its stockholders through the pursuit of similarly attractive silver-focused projects.

The Sunshine Mine Property

The technical information appearing below concerning the Sunshine Mine property, including estimates of mineralized material, was derived from the reports of Tetra Tech MM, Inc. and MTB Project Management Professionals, Inc., independent mining consultants.

Location of the Sunshine Mine Property

The Sunshine Mine property is located within the Coeur d’Alene Mining District in Northern Idaho. Most of the district’s production has come from within a 24.1 kilometer-long band from the Bunker Hill mine to the Galena mine. The Sunshine Mine is approximately in the center of the Bunker Hill and Galena Mine belt. The Sunshine Mine property includes both owned and leased properties containing 200 patented mining claims and 386 unpatented mining claims, for a mineral rights position of approximately 3,901 hectares.

The Sunshine Mine property is approximately 60 kilometers east of Coeur d’Alene along U.S. Interstate 90. The Jewell Shaft, the mine’s main shaft, is located in the Big Creek Valley at Latitude 47°, 30’, 6” North, Longitude 116°, 4’, 10” West, near the base of a steep hill that lies to the east. The Mine’s infrastructure is located in proximity to the Jewell shaft. Access to the Sunshine Mine property from Coeur d’Alene is by I-90 east to the Big Creek turnoff and then south on about 4.0 kilometers of secondary paved road to the Sunshine Mine site. The nearest town is Kellogg, Idaho, which is about 7.2 kilometers from the Mine.

Ownership and Properties

In May 2010, the Company acquired from Sterling, through Sterling’s bankruptcy proceedings, the majority of the operating facilities and equipment at the Sunshine Mine, including a lease on the Sunshine Mine that included a purchase option for title to the Sunshine Mine. In July 2010, the Company closed the purchase option in the lease to obtain title to the Sunshine Mine and acquired the remaining operating facilities and equipment.

The Sunshine Mine property also includes the Metropolitan, Chester, Bismark and Mineral Mountain properties that are leased by the Company.

The following table sets out the various property rights that comprise the Sunshine Mine property:

Property	Owner	Patent Claims	Unpatented Claims	Hectares
Sunshine	Sunshine Silver	165	118	1,746

Metropolitan	Metropolitan Mines Corporation	2	70	413

CAMP Project	Sunshine Silver (below 274 meters below sea level)	20	12	163

Chester	Chester Mining Company	6	0	43

Bismark	Chester Mining Company	3	0	25

Mineral Mountain	Mineral Mountain Mining and Milling Company	4	0	18

Sun South	Sunshine Silver	0	158	1,259

Silver Hill	Sunshine Silver	0	28	234

Total		200	386	3,901

Sunshine and CAMP Project

The Company owns 185 patented and 130 unpatented mining claims covering 1,909 hectares at the Sunshine Mine property, including the CAMP Project claims below 274 meters below sea level. This property includes the Sunshine Mine and mill, the Jewell shaft, surface facilities, a tailings impoundment area and extensive underground workings, including shafts, levels, raises and ramp systems, extending to a depth of over 1,825 meters. The property also includes the ConSil mine and mill and related buildings and equipment. Except in this paragraph and where the context otherwise requires, when describing the Sunshine Mine property in this prospectus, we include the leases set forth below.

Metropolitan

The Metropolitan property consists of 2 patented and 70 unpatented mining claims covering 413 hectares. These claims lay immediately to the south of the primary workings of the Sunshine Mine and immediately to the west of the ConSil mine. At depth the claims intersect several veins that were historically mined from the Sunshine Mine.

Other Sunshine Properties

In addition to the Sunshine, CAMP Project and Metropolitan properties, the Company leases other claims representing 13 patented claims covering 86 hectares and 186 unpatented claims covering 1,493 hectares.

Royalties

Many parts of the Sunshine Mine property are subject to royalties that are payable to parties from whom mineral rights are leased or to others who have a right to royalties on certain areas of the property. Certain of these agreements have royalty payments payable when the Company begins producing and selling metal-bearing concentrate in commercial quantities. These royalties are based on proceeds paid by smelters less certain costs, including costs incurred to transport the concentrates to the smelters, called a net smelter return, or NSR, for ore produced in the property area subject to the royalties. All royalty payment amounts below are in thousands of dollars.

Sunshine Mine

The Company is required to pay between a 0% (at a silver price below $6 per ounce) and 7% (at a silver price of $10 per ounce or higher) NSR royalty under a settlement agreement with the U.S. government and the Coeur d’Alene Indian tribe. All funds from the royalty must be used to pay for the remediation, restoration and other actions to address certain environmental damage to the Coeur d’Alene River and other natural resources located in the Idaho Silver Valley. The area subject to the royalty covers substantially all of the Sunshine Mine property, owned or leased by the Company, and extends outward within a one mile boundary of the property as set forth in the settlement agreement, which includes the leases set forth above under “—Ownership and Properties.” The Company is also required to pay between a 2% (at a silver price below $5 per ounce) and 4% (at a silver price of $7 per ounce or higher) NSR royalty to Hecla Mining Company. The area subject to this royalty surrounds the Silver Summit/ConSil Mine.

Metropolitan Mines Corporation Mining Claims

The Company’s lease with Metropolitan Mines Corporation requires the Company to pay advanced royalties of $12.0 annually until such time as ore is produced from the Metropolitan property. Upon ore production, Metropolitan Mines Corporation is to be paid either 16% or 50% of the net proceeds from the sale of materials produced from the ore processed from these claims, depending upon the location of production.

Chester Mining Company Mining Claims

The Company’s lease with Chester Mining Company, or CMC, requires the Company to pay an advance royalty of $7.2 annually until such time as an NSR royalty of 4% or royalty of 20% of net profits on ore processed is payable. The net profit royalty is in lieu of and not in addition to the advance royalty and the NSR royalty. The lease also provides CMC with the option to acquire a 20% working interest in all ores, concentrates, metals or other mineral substances produced from the property. CMC may exercise this option by releasing the Company from its obligation to pay the 20% net profits royalty and by tendering an amount of cash equal to 20% of the then-current working capital fund. The initial lease term ends in 2029 and is renewable for an additional 25 years.

Mineral Mountain Mining Claims

The Company’s lease with Mineral Mountain Mining and Milling Company, or Mineral Mountain, requires the Company to pay a royalty of $3.6 annually or a royalty of 3% of net profits, if net profits from the ore processed from these claims exceeds such amount. The lease also provides Mineral Mountain with the option to acquire a 3% working interest in all ores, concentrates, metals or other mineral substances produced from the property. Mineral Mountain may exercise this option by releasing the Company from its obligation to pay the 3% net profits royalty and by tendering an amount of cash equal to 3% of the then-current working capital fund. The initial lease term ends in 2029 and is renewable for an additional 25 years.

Infrastructure, Climate and Topography

The Sunshine Mine property has a mild, northern-U.S. climate with snow, rain and fog in the winter. The Sunshine Mine property is tied into the regional power grid, water is abundant from Big Creek, and there are sufficient sources of manpower. Adequate waste disposal areas are present at both the Jewell and the Silver Summit shaft areas. A tailings pond is located on the property. The Company expects that the capacity of the tailings pond as currently configured will be sufficient for approximately ten years after commercial production resumes and that additional capacity may be added thereafter by increasing the height of the pond dam. Ore processing facilities are located on site and will be refurbished or replaced. The topography is typical of northern Idaho’s countryside, hilly to mountainous and forested. The Sunshine Mine property is at an approximate elevation of 790 meters above sea level. The Jewell Shaft is located above the base of a very steep mountain, while the hoist room and other infrastructure facilities are located on a relatively level area of property at the mountain base. The Company is still evaluating potential smelting locations, related transportation and smelting contract terms for the Company’s future production.

Geological Setting

The Coeur d’Alene Mining District is hosted by the rocks of the Pre-Cambrian Belt super group. These sedimentary rocks were deposited approximately 1.6 billion years ago. At various times these rocks were faulted, leached, altered and re-mineralized. The Belt super group has been divided into the Pre-Ravalli group, Ravalli group, Piegan group and Missoula group. Within the District, rocks of the Pre-Ravalli, Ravalli, Missoula and Piegan groups can be found. The formations comprising the Ravalli group are, listed from oldest to youngest, the Burke, Revett, and Saint Regis Formations. The District has a history of intense faulting and folding of these rock formations. Two major east-west fault zones, the Osburn and Placer Creek faults, cut through the District.

Ore deposits in the District are localized in the 182.9 meter thick St. Regis Formation and the underlying upper members of the 914.4 meter thick Revett Formation. Four major west-northwest trending faults cut the Sunshine Mine property area, and some have been mapped for several kilometers. The faults dip steeply to the south. The main vein systems at the Sunshine Mine property include the Sunshine, Chester, Copper, Yankee Girl and West Chance veins. Mineralized silver veins are present within a zone approximately 3,810 meters long by 1,524 meters wide and over a vertical distance of 1,890 meters from the surface at 1,036.3 meters above sea level to 853.4 meters below. The mineralization is open at depth below the 1,707 meter Mine level.

The Crescent mine is immediately adjacent to the west and the Coeur d’Alene, Coeur, Galena and Caladay mines are adjacent to the east of the Sunshine Mine. Many of the productive vein structures and faults in those adjacent mines pass directly across the Company’s mineral rights position.

History of the Sunshine Mine Property

The Sunshine Mine, one of the highest-grade known remaining primary silver discoveries worldwide, is estimated to have produced over 365 million ounces of silver. In 1884, the Blake brothers staked the Yankee Lode mining claim, and various contiguous holdings were consolidated to become the Sunshine Mining Company in 1920. In 1921, operations continued and grew at the Sunshine Mine until it was at full production by the end of 1988. In 1992, Sunshine Mining Company merged into Sunshine Precious Metals, Inc., or SPMI. From 1991-2001, there was limited production at the Sunshine Mine primarily as a result of several factors, including a drop in the price of silver and the lack of regular and consistent exploration and development activities. The Mine eventually ceased production in the first quarter of 2001 and Sunshine Mining and Refining Company, or SMRC, the parent of SPMI, declared Chapter 11 bankruptcy. Sterling acquired control of the Sunshine Mine in 2003 through a lease with SPMI, which included an option to purchase the Mine. Beginning in August 2003, and followed by the initial drilling in the fall of 2004, Sterling began an exploration program, and the process of rehabilitation of the underground areas of the Mine began in 2004. The Sunshine Mine returned to production under Sterling for a short period in late 2007. In 2008, Sterling ceased production and in early 2009 went into bankruptcy, due to, we believe, among other factors, falling silver prices ($10.79 per ounce as of December 31, 2008) and inadequate capital. At that time, SNS Silver Corporation took over care and maintenance of the Mine under contract with SPMI. In May 2010, the Company acquired, through Sterling’s bankruptcy proceedings, the majority of the operating facilities and equipment at the Sunshine Mine, including the lease on the Sunshine Mine from SPMI that included a purchase option for title to the Mine. In July 2010, the Company closed the purchase option in the lease to obtain title to the Sunshine Mine and acquired the remaining operating facilities and equipment.

Exploration

The Sunshine Mine is without known reserves and the proposed program is exploratory in nature. There are 3,536 historic underground drill holes on the Sunshine Mine property. The longest underground hole is approximately 914 meters. Long underground exploration holes are required to locate structures and veins because most development, except in the West Chance deposit, has been on the vein structure themselves and thus drilling platforms for shorter holes at appropriate angles to the targets have not been available. Historic exploration was primarily constrained by legal property boundaries. Potential targets were also never explored due to limited availability of drills, lack of supporting infrastructure, lack of physical access to provide suitably located drill stations and prohibitive depths from the surface. With the consolidation of the land position, long-known but previously unexplored target areas can now be explored, although some target areas will require new drifting and new drill stations cut.

The Company is undertaking significant exploration and re-development of the Sunshine Mine property that will require significant time and capital before the property returns to production. The objectives of the current exploration program at the Sunshine Mine are to discover new high-grade veins and ore shoots in areas that already have nearby development, to explore for new large veins in unexplored or under explored areas and to systematically extend known mineralized areas. Since initiating drilling in April 2011, the Company has complete 41 drill holes totaling 15,190 meters as of June 4, 2012. The primary focus of the drilling from the Sterling Tunnel has to been to follow up on open ground within the Sunshine Vein system, while also exploring the Yankee Girl Vein. During the process a new vein structure was identified west of the Sunshine Vein system, referenced as the West Chance Link Vein. The West Chance Link Vein is a linking structure between the Sunshine Vein and West Chance Vein. Additionally, in-fill drilling open ground above the Sterling Tunnel elevation, about the Sunshine Vein, has also identified a new vein structure referenced as the South Yankee Boy Split.

Since acquiring the Sunshine Mine, the Company has successfully completed or is currently working on the following significant re-development activities at the Sunshine Mine property:

•	acquired additional surface rights;

•	repaired surface facilities and equipment, including the Jewell hoists and shaft, and compressed air, water and pumping systems;

•	ongoing repairs to the Jewell shaft;

•	commissioned the Silver Summit hoist and completed work to enable rehabilitation of the Silver Summit shaft;

•	re-established utility services to the Sunshine Mine ramp, enabling commencement of improvements required for ventilation and re-access to mining blocks;

•	completed a drill hole database review for areas of immediate exploration and began compiling the entire historical geologic database to create a three dimensional model of the resources;

•	designed a new development plan to re-establish access in the upper and lower Sunshine Mine levels for exploration and development;

•	completed an independent technical study in accordance with NI 43-101 and the requirements of Industry Guide 7;

•	completed an NI 43-101 compliant preliminary economic assessment to determine the costs to re-commission and operate the Sunshine Mine as a sustainable and efficient silver producer;

•	defined additional mineralized material through surface and underground exploration;

•	advanced the excavation of the Sterling Tunnel decline to access upper level ore blocks for future mining; and

•	completed repairs and improvements to the Silver Summit headframe and Consil adit.

The Company’s objectives at the Sunshine Mine property through 2013 and 2014 are to:

•	continue to define additional mineralized material through expanded surface and underground exploration;

•	complete the upgrading of the Jewell shaft;

•	upgrade the Silver Summit shaft to provide a secondary access to certain underground levels;

•	complete a feasibility study;

•	develop sufficient stope access to return the mine to production;

•	commence mining in the upper portions of the mine;

•	complete the construction of a new modern ore processing facility that will produce silver-bearing concentrates; and

•	upgrade other existing infrastructure and re-establish access to developed portions of the resource.

Sunshine Mine Mineralogy

Over 30 veins have been named and mined at the Sunshine Mine property. The main productive vein systems in the property include the Sunshine, Chester, Polaris, Copper, Yankee Girl, West Chance, West Chance Link and South Yankee Boy Split veins. The Sunshine Vein and Chester Vein are each estimated to have produced over 90 million ounces of silver to date. Major veins strike east-west and typically dip about 65% to the south. Locally, dips range from 45º to 90º. Vein strike lengths are up to 610 meters, with dip lengths two to three times greater than that of the strike length. Major veins are located between the regional and property-wide faults at an angle of about 25º to the bounding faults. Veins vary in width from a few inches to over nine meters, but are generally between 0.3 to 1.5 meters thick. Typically, the Sunshine Mine mineralized material consists principally of tetrahedrite and galena. Tetrahedrite occurs as very fine grains in fracture filings, veinlets or discontinuous blebs in the vein-filled faults. This silver-bearing tetrahedrite is more properly called freibergite and contains 3% to 30% silver substituting for the copper in the crystal structure. Gangue minerals are predominantly siderite with lesser amounts of quartz. Galena is present in the West Chance Vein, the Silver Syndicate Vein and the Chester Hook Vein. Other metallic minerals seen in the gangue are pyrite, arsenopyrite, and, rarely, boulangerite, bournonite, pyrargyrite and magnetite.

Sampling and Analysis

Underground chip samples are collected for daily grade control and for resource estimation. Daily samples are collected underground from drift faces, stope faces, drift backs, drift ribs and raise ribs. Samples are taken by collecting chips in a horizontal channel, left to right, across the mining face. Sampling protocol for channel samples is to collect separate samples of exposed wall rock on both sides of the apparent mineralized vein, and across the mineralized structure or vein samples are collected perpendicular to the mineralized structure. Multiple samples are taken across a face based upon changes in mineralization intensity or composition. Samples are a maximum of 5.0 feet in length. Each sample face has a referenced control distance to an established survey point. After samples are collected, the geologists carry them to the surface where they are secured, inventoried and transported to the assay lab. Drifts on the veins are generally sampled at four to six foot intervals. The analyses from the face samples taken during development and from samples taken as production mining proceeded are the primary sources of data that the Company uses to estimate mineralized material at the Sunshine Mine.

Drilling done at the Sunshine Mine for mineralized material estimation is done with diamond core drills. Core samples are collected through the vein or mineralized structure. Additional core on both sides of the mineralized zone are sampled to characterize waste dilution. No samples taken for assay are greater than five feet; large zones are broken into increments of five feet or less. When core is lost through a mineralized zone the total drill thickness of the zone is used for volume estimation. The portion of a diamond drill hole used to calculate the reserve for a given vein must be corrected to account for the true thickness of the vein at that point. The down hole length of the intercept is multiplied by the sine of the vein angle to the core axis.

It is the drill contractor’s responsibility, subject to the logging geologist’s review, to ensure correct numbering of core boxes and for drill core recovery. The core, coarse rejects and pulps are locked in a secure location and stored. Access will only be available to approved personal. Drill holes will have collar and downhole surveys. All core is digitally photographed with a standard fixed mount camera base, having all core run intervals clearly marked on each box. A standardized paper logging form and standardized rock, mineral and alteration color codes are utilized during core logging procedures. The core is logged in detail, including lithology, structure, alteration, mineralization and bedding forms. Core recovery and rock quality data are included in the log. All structures are measured in relation to the core axis.

After they are collected, core samples, rock chip, channel and select samples are placed in bags with identification tags and are tied closed at the sample site. The bags are marked externally with the same sample identification as the sample tag. The samples are placed in a designated location within the core logging facility until they are transported to the assay lab. The samples and a submittal sheet chain of custody are either transported to the lab by a Company employee, or are picked up directly by a lab representative. The sample tags in the bags and the submittal sheet indicate a unique number for each sample and the chemical elements that are to be analyzed.

Historically, core and underground samples were delivered to the sample preparation facility on-site by the geologist who logged the core or took the sample. The samples were crushed and ground and delivered to the laboratory for analyses. Company employees did all of the sample preparation, analyses and posting of results on-site. Sample preparation includes discussion with supervisors about the interval, splitting of core, sampling and delivery to the laboratory. This chain of custody maintained the sample integrity.

Samples are analyzed by American Analytical Services, a third party contractor, using Atomic absorption (AA) and induced coupled plasma techniques to determine silver, copper, lead, zinc and antimony content. AA silver values assaying over 1,134 grams per ton silver are also fire assayed for silver. The fire assay results are preferentially utilized in all calculations. American Analytical Services performs internal laboratory checks that include duplicate assays for fire and AA assays and additional duplicate assay checks for additional base metals.

Drilling

The current drill database contains approximately 3,536 underground drill holes. Historic core logs with appropriate descriptions exist with the exception of a single surface hole log book, which has been identified as “misplaced” during a past change of property ownership. The historical drill operators were competent and core recovery in the mineralized zone was generally 90% or higher.

The current drilling for exploration, delineation and development conducted at the Sunshine Mine property has been performed with diamond core drills. Down-hole surveys are attempted on all diamond drill holes. The primary survey tool is a REFLEX EZ-AQ multi-shot down-hole survey camera. Core diameters range from 2.7 to 4.8 centimeters. Core recovery is generally very good, exceeding 90 percent. Core recovery can be difficult in certain faulted or shear areas. The diamond drillers will change from wireline tools to conventional tools before encountering proven areas of loss, which significantly improves recovery. Recovery issues do not materially impact the reliability of the results.

To date three new vein structures have been defined with drilling from the Sterling Tunnel elevation. Two new silver-copper veins have been defined in the immediate hanging wall of the historic Sunshine Vein and are named the West Chance Link Vein and the South Yankee Boy Split Vein. Additionally, a new lead-silver vein, named the ”10 vein,” has been recently discovered 61 meters within the footwall of the Sunshine Vein. All veins carry economic silver-copper or lead-silver values. Drilling is continuing to define the vertical and lateral limits of the new vein structures.

Sunshine Mine Mineralized Material Estimate

This mineralized material estimation was completed by Tetra Tech in MicroMine® mining software utilizing data supplied by the Company. Utilizing drill hole and channel assays data, Tetra Tech created best fit vein surfaces and estimated mineralized material along those vein surfaces. Ordinary Kriging was used to estimate 3D points along a string type block model for 38 veins. This mineralized material estimate has been diluted to a fixed mine width of 1.98 meters and is an in situ resource estimate. A base-case cutoff has been applied but no other economic parameters have been considered. All metal recoveries are assumed to be 100%.

Assay data necessary to facilitate this mineralized material estimate was derived from three sources: drill holes, level drift channel samples and stope channel samples. Drill hole assays were provided by the Company from a collated drill hole database, encompassing historic and modern drilling. Level drift channel sampling was digitized from historic level plan maps. Stope channel samples were digitized from historic stope production sheets. Because channel sampling was conducted across true thickness and drill holes were corrected for true thickness, all three data sources were able to be used simultaneously for resource estimation.

To be classified as mineralized material, a block was required to be estimated using data points inside a search range from 27 to 46 meters. Block estimates from this pass were classified as mineralized material if certain minimum data points were met, subject to data type availability on a vein by vein basis.

A secondary Kriging pass was made using a search ellipsoid ranging from 7.6 to 15 meters and requiring a minimum of three samples to estimate. In addition to meeting the search ellipse criteria the block estimate was required to reside within bounding strings. The bounding strings were drawn to limit block estimation along strike from previous mined out areas.

A density of 0.283 cubic meters per tonne (m3/T) is used to convert volumes to tonnage except for the West Chance Vein where a density of 0.269 m3/T was used.

The table below summarizes the mineralized material at the Sunshine Mine property as of December 2012 using a cutoff grade of 342.9 grams per Tonne (g/T). The mineralized material in the table below contains the expected mining dilution and mining losses and does not reflect in-situ grades.

Sunshine Mine Mineralized Material at a cutoff of 342.9 g/T (includes expected mining dilution and losses)
Category	Tonnes	Average Grade (g/T)
Total	2,880,312	781.7

The Company is unaware of any environmental, permitting, legal, title, taxations, socio-economic, marketing, political or other relevant factors that could materially affect this mineralized material estimate.

Preliminary Economics

The Company has prepared a preliminary economic assessment of the Sunshine Mine property. The mine plan analyses a single production scenario over a 27.5 year mine life. Overall, the results of the preliminary economic assessment indicate that the Sunshine Mine property is a robust silver project that warrants further work toward the next stage of development.

The mine plan contemplates mine ore production beginning in the second quarter of 2014, with ore production increasing to 1,000 tpd in the second half of 2016. Assuming an average life of mine silver price of $25.27/oz, the economic analysis returns a net present value at a 5% discount rate of $732.2 million (after tax). The after tax internal rate of return is 28.6% and the payback period is estimated at approximately 3.9 years after start of production.

Readers are cautioned that the preliminary economic assessment is preliminary in nature as it includes resources (including inferred mineral resources) which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the projected results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. See “Cautionary Note to United States Investors Regarding the Preliminary Economic Assessment.”

Mining

A mine plan and production schedule were completed by Mine Development Associates, or MDA, using the mineral resource estimates (with an effective date of October 2012) completed by Tetra Tech and the information pertaining to the mine plan was incorporated into the Sunshine Mine Technical Report and Preliminary Economic Assessment.

MDA completed the mine production schedule using a cutoff grade of 10 opt Ag. Alimak slusher mining is expected to be used for areas where stopes are generally less than 6.5 feet and mechanical cut and fill mining is expected to be used for areas where the stopes are generally greater than 6.5 feet. The majority of the ore and waste is expected to be delivered to the surface via the hoist in the Jewell shaft with other material coming from the Sterling tunnel.

A mine development schedule was also generated showing the estimated amount of development needed before mining can commence, and thereafter to sustain the planned mine production. Before development work can begin, the Silver Summit shaft must be rehabilitated to provide a secondary escapeway for the mine and a new ventilation system must be installed. The ventilation system requires two new vent raises and a by-pass drift on the 3100 level. It is expected that the Silver Summit rehabilitation work will be completed during the second quarter of 2014 and the ventilation system development will be completed at year-end 2016. Mining of the upper country can begin immediately.

Mine ore production is scheduled to start during the second quarter of 2014; however, this material is planned to be stockpiled until the mill start-up scheduled for the third quarter of 2014. Production from the mine is limited to the upper country stopes until the ventilation and secondary escapeways are completed by mid-year 2016. Mine production is expected to increase when the stopes are available to sustain a 1,000 tpd operation currently scheduled to occur in the second half of 2016.

Processing

Preliminary processing assumptions are based on a flow sheet in which the process plant will produce two flotation concentrates: one silver and copper, and the other lead. While the grade and mineralogical characteristics for the silver are fairly constant, there are areas of the mine where lead is more prevalent and the amount of lead feed to the concentrator can be expected to be variable over time.

The concentrates are expected to be produced from the crushing, grinding and flotation of freibergite-rich ore. The anticipated flotation system will use three rougher and scavenger systems with separate, three-stage silver cleaning and lead cleaning systems. Once the ore has been ground by the ball mill, it will proceed through the three rougher-scavenger flotation systems in series. All tailings will then depart from the third-stage scavenger and report to the tailings, thickening, filtration and disposal systems.

The concentrates are expected to be processed initially by offsite commercial refiners. In the second year of production, the silver-copper concentrates will be processed at an onsite refinery, which will produce copper cathodes and silver doré. Lead concentrate will continue to be refined by an offsite smelter.

Infrastructure

Located two and a half miles from I-90, the Sunshine Mine and surface facilities (including the tailing storage facility, or TSF, and waste rock storage facility) are situated within a narrow valley adjacent to Big Creek. Because of the age of the current infrastructure, demolition and replacement of certain facilities is planned allowing for the construction of, among other facilities, a new process plant and refinery while improving use of the available area.

Process/industrial water for the mine is available via four water rights, including three directly from Big Creek. Potable water is provided via a local water district. Power is supplied from a dedicated power line and is maintained by a local utility company. Back-up power will be provided via generators planned for installation. Surface water run-on and septic effluent are effectively and properly managed reducing the need for further treatment. Onsite fire protection is provided from water drawn directly from Big Creek. Supplemental fire protection is provided via the local fire district by the Kellogg Fire Department.

Environmental

Environmental permitting, compliance and stewardship are important considering the location and long operational history of the Sunshine Mine. With the proximity to several watersheds (including Big Creek and the South Fork of the Coeur d’Alene River (South Fork)), areas of population (four and one half miles from Kellogg, Idaho), other mining operations and the Bunker Hill Mining and Metallurgical Complex Superfund Site, maintaining protection of the environment and regulatory compliance is critical. For the purposes of the Sunshine Mine Technical Report and Preliminary Economic Assessment and to gain a better understanding of the Sunshine Mine’s environmental component, historical compliance and permitting data were reviewed and studies were conducted including:

•	historical and current monitoring and compliance reporting;

•	historical studies by prior operators;

•	surface and groundwater analyses from sources within and adjacent to the operation;

•	waste rock and mine tailings analyses from sources associated with the Sunshine and ConSil Mines; and

•	review of current permitting requirements.

Capital Costs

The total estimated initial cost to design, procure, construct and commission the facilities as described in the Sunshine Mine Technical Report and Preliminary Economic Assessment is $130.3 million. A contingency of $12.8 million has been included in the capital cost. This contingency is based on the level of definition that was used to prepare the estimate.

The total estimated life-of-mine, or LOM, sustaining capital costs are estimated to be approximately USD $215.4 million. Sustaining capital costs mainly relate to equipment replacement at end of useful life and phased expansion of facilities, such as the TSF.

The capital cost estimate has been developed to a level sufficient to assess/evaluate the project concept, various development options, and the potential overall project viability. After inclusion of the recommended contingency, the capital cost estimate is considered to have a level of accuracy in the range of plus/minus 35 percent.

Operating Costs

In connection with the Sunshine Mine Technical Report and Preliminary Economic Assessment, operating costs have been estimated for the following areas of the Sunshine Mine: mining, processing, refining, general and administrative, and mine reclamation and closure. Operating costs are estimated to average approximately $77 million per year over the estimated LOM, or 27.5 years. With an estimated throughput of 9.65 million tons of ore feed to the process plant, the average operating cost per ton of ore is estimated to be $219.39 per ton.

Life of Mine Operating Cost Summary

Description	Total LOM Cost	Average Annual Cost	LOM Cost per Ton Ore
Mining	1,287,050,608	46,801,840	133.34
Processing	238,809,316	8,683,975	24.74
Refining	380,902,297	13,850,993	39.46
General & Administration	209,552,915	7,620,106	21.71
Mine Reclamation & Closure Cost	1,350,000	**	0.14

Total Operating Cost (USD)	$2,117,665,135	$76,956,914	$219.39

LOM = 27.5 years	LOM Tons of Ore:		9,652,520

**	No Average Annual Cost indicated as cost is considered incurred after LOM in Year 26 and after.

Economic Evaluation

The results of the Sunshine Mine Technical Report and Preliminary Economic Assessment estimate an internal rate of return of 28.6% for the Sunshine Mine. Assuming a discount rate of five percent over an estimated mine life of 27.5 years, the after-tax net present value, or NPV, is estimated to be approximately $732.2 million. NPV with the same discount rate of five percent is expected to turn negative with a silver price below $15.78/oz. The results of the Sunshine Mine Technical Report and Preliminary Economic Assessment estimate payback to occur late in the fourth year of mine life, approximately 3.9 years after the start of production.

Readers are cautioned that the Sunshine Mine Technical Report and Preliminary Economic Assessment is preliminary in nature as it includes mineral resources (including inferred resources) that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the projected results will be realized. Mineral resources that are not mineral reserves have no demonstrated economic viability. See “Cautionary Note to United States Investors Regarding the Preliminary Economic Assessment.”

The Los Gatos Project

The technical information appearing below concerning the Los Gatos Project was derived from the Los Gatos Technical Report of Tetra Tech, independent mining consultants.

Location of the Los Gatos Project

The Los Gatos Project, an exploration stage property, covers approximately 149,083 hectares in the south-central part of the State of Chihuahua in Northern Mexico within the municipality of Satevó. The Project is located approximately 120 kilometers south of the state capital of Chihuahua City, approximately 100 kilometers northwest of the Parral Mining District and immediately northwest of and surrounding the town of San José del Sitio, within the municipality of Satevó.

San José del Sitio is accessible by a gravel road from the turnoff of Federal Highway 24 at the 81 kilometer marker between the cities of Chihuahua and Hidalgo de Parral. The access road can be traveled by any motorized vehicle and has regular bus and supply services to the surrounding communities. The Los Gatos Project area is accessible by a large network of dirt and gravel roads that are used by local owners to access grazing areas for cattle and local ranches. Northern areas of the Los Gatos Project are also accessible from several gravel roads connecting with Mexican Federal Highway 24 between the 60 kilometer to 81 kilometer markers. In more remote areas, the rolling topography permits easy access by foot into areas where roads do not exist.

The Los Gatos Project is made up of a series of claim titles covering approximately 149,083 hectares and a series of concession applications for a total surface area of approximately 14,788 hectares. The titled mining concessions are summarized below:

Los Gatos Project—Titled Mining Concessions
	Concession Name	Title Number	Date Granted	Hectares	Concessionaire
1	Los Gatos	231498	3/4/08	19,712	La Cuesta International
2	Los Gatos 2	228950	2/22/07	10,720	Minera Plata Real
3	Los Gatos 3	231076	1/16/08	27	Minera Plata Real
4	Mezcalera	228249	10/17/06	4,992	Minera Plata Real
5	Mezcalera 2 Fracción I	228929	2/21/07	39	Minera Plata Real
6	Mezcalera 2 Fracción II	228930	2/21/07	26	Minera Plata Real
7	Mezcalera 2 Fracción III	228931	2/21/07	29	Minera Plata Real
8	Paula Adorada	223392	12/9/04	40	Grupo Factor
9	Gavilana	237137	11/19/10	10	Minera Plata Real
10	Etna	237167	11/19/10	45,996	Minera Plata Real
11	San Luis	236908	10/5/10	16	Minera Plata Real
12	La Gavilana Fracción I	237461	12/21/10	44	Minera Plata Real
13	Los Estados Fracción I	237694	4/25/11	9	Minera Plata Real
14	Los Estados Fracción II	237695	4/25/11	44	Minera Plata Real
15	Los Gatos 4	238511	9/23/11	52,597	Minera Plata Real
16	San Luis 2	238694	10/18/11	42	Minera Plata Real
17	Los Veranos	238573	9/23/11	14,740	Minera Plata Real
18	San Luis 3	240592	5/23/12	0.01	Minera Plata Real

Total				149,083

These concessions are held by a wholly owned Mexican subsidiary of the Company, Minera Plata Real, S. de R. L. de C.V., or MPR. The concessions have a period of validity that ranges between 2054 and 2058. MPR holds the rights to the concessions of Los Gatos and Paula Adorada through exploration agreements with purchase options. These agreements have been duly recorded in the Méxican Public Registry of Mines. Details of these exploration agreements are provided below. All royalty payments below are in thousands of dollars.

Los Gatos Concession: MPR is required to make semi-annual payments to La Cuesta International (LCI) to obtain ownership of the concession, and is required to make a production royalty payment of 2% net smelter return on production from the Los Gatos concession and 0.5% net smelter return from lands within a one kilometer boundary of the Los Gatos concession. Once total royalty payments reach $10,000, the 2% net smelter return will decease to 0.5%. Once total payments have reached $15,000, the Los Gatos concession ownership will be transferred to the MPR.

MPR has negotiated an agreement in principal with LCI for a cash-out and elimination of the royalty obligation in exchange for payment to LCI of $6,750 and initial payment of US $50, which has now been paid. The balance of payment is due and the settlement complete upon the successful completion of an initial public offering by the Company that includes gross proceeds of not less than $150,000. In the event that the offering is completed following December 31, 2012, but before March 31, 2014, the payment amount shall increase 8% per annum.

Paula Adorada Concession: MPR may purchase the Paula Adorada concession from Grupo Factor for $500, according to a payment schedule. Once the final payment is made in 2013, the concession will be transferred to MPR with no further ongoing payment obligations to Grupo Factor.

MPR has also filed the following mining concession applications that have not yet been titled by the México Direccion de Minas (the Department of Mines), or DGM:

Mining Concession Applications Filed

Application Name	File Number	Hectares
Los Estados	39246	241
Atenas	39507	14,547

Total		14,788

In addition, there are several small concessions within the Los Gatos Project area that have been cancelled and not yet liberated by the DGM, which the Company intends to apply for once liberated. The Company has also arranged for permission to enter and perform exploration activities in a number of private land properties in the Project area.

Infrastructure, Climate and Topography

The Company’s present field camp is located in San José del Sitio, a community of approximately 200 persons, with electrical and water services, an elementary school and basic health services. Water resources in the region are mostly related to the Conchos River Basin, which includes the San Pedro, San Francisco de Borja and Satevó River Sub-Basins. Locally, there is significant groundwater deposits, with shallow groundwater recorded from most exploration drilling conducted by the Company. San José del Sitio is served by a 13.8-KV line, providing sufficient capacity for domestic needs but not enough for industrial needs. Larger-capacity electrical lines service the nearby city of Valle de Zaragoza, 45 kilometers to the southeast of the project area, where the 113-MW Santiago (Valle de Zaragoza) electrical sub-station is located.

The Los Gatos Project area is located in the Sierras y Llanuras del Norte Physiographic Province near the boundaries between the Gran Meseta y Cationes and the Sierras y Llanuras Tarahumara Sub Provinces. The general physiography of the Los Gatos area is characterized by low to middle rolling volcanic hills with local escarpments and flat valley floors. Altitudes vary with between 1,550 masl at the base of the Santo Toribio Creek and 1,780 masl at the top of the Los Gatos Hill, one of the highest peaks of the Los Gatos Project area. Vegetation is characterized by a semi-desert landscape, with typical low brush vegetation in the slopes, including lechuguilla, sotol, yucca, sage, bear grass and other types of indigenous grasses. Larger brush and trees are common along the main watercourses, with the presence of oak, cypress, poplar, huizache and mesquite, among others.

The climate in the area is typical of desert areas of northwest Mexico, extreme semi-acid. Exploration and mining activities at the Los Gatos Project are seldom interrupted by adverse weather conditions, with the exception of short-lived storms producing floods and damage to access roads.

There are a limited number of qualified workers on site, however, technical workers (miners, electricians, mechanics, computer technicians, etc.) can be found in the area and at Parral, 88 kilometers southeast, including heavy equipment and specialized operators. Primary and secondary-level technical schools are available in Valle de Zaragoza, and all levels of schooling are available in Parral and/or Chihuahua, each 2.5 hours away.

Geological Setting

The Los Gatos Project is located in the transition zone between the Sierra Madre Occidental volcanic province of western Mexico and the Mesozoic Chihuahua basin to the east. It is also located in the general union of the Sierra Madre Occidental, Chihuahua, and Parral tectonostratigraphic terranes.

The area is largely characterized by a thick sequence of Tertiary volcanic rocks that are generally dissected by a strong north-northwest bearing fault system that divides the area into the plateau and barranca sections and are subdivided in two major units, the Lower Volcanic Group and Upper Volcanic Group. The area is one of the largest known epithermal, precious-metal metallogenic provinces and is host to several well known gold-silver producing mining districts in Mexico, such as Concheño, Batopilas, San Dimas-Tayoltita and Ocampo.

The dominant rocks of the Los Gatos Project area are thick accumulations of intermediate tuffs and lavas, with lesser felsic rocks, and Upper Cretaceous (Cenomanian) to Lower Paleocene aged sandstones, shales and limestones correlative with the Mezcalera formation, locally metamorphosed to phyllites, quartzites and marbles near areas of igneous activity. Rocks of this oldest sedimentary sequence occur within a small horst block located to the northwest of the Cerro Los Gatos system, with prominent high-angle fault boundaries on the north and south, parallel to the regional trend of faulting. Intruding and deposited on the entire section are locally important rhyolite flows, flow domes and dikes, usually strongly silicified, that have all of the varied textures expected with the development of flow domes, including autobreccias, flow banding and intrusive/extrusive transitions. Each of the rocks in the section contains observable hydrothermal alteration that suggests that mineralization in the area probably occurred late in the history of the development of the volcanic section. It is important to stress, however, that economic grades of mineralization have only thus far been identified in the andesite and dacite sections.

History of the Los Gatos Project

The Los Gatos Project has been the subject of very limited historical prospecting and mineral exploration, including the development of shallow workings and preliminary exploration activities by Consejo de Recursos Minerales (now SGM) at the Esther, Gavilana (Paula) and San Luis zones with references to the occurrence of silver, lead and zinc. As a result, the Los Gatos Project will require significant time and capital before the Project may be brought into production. The Company’s surface work has not uncovered any evidence of past modern prospecting activities in the area. The Los Gatos Project was initially recognized by reconnaissance activities by La Cuesta International Inc. in 2005 and later offered to Los Gatos Ltd. (parent of MPR). An initial letter of agreement for exploration work on the Los Gatos Project was negotiated and a final contract ratified in April 2006 between MPR and La Cuesta International S. A. de C.V. (Mexican subsidiary of La Cuesta International Inc.). Only minor field work was conducted during 2006-2007 on the Los Gatos Project during the waiting period for the initial concession to be titled, and formal exploration activities and drilling were conducted by MPR from 2008.

Exploration

The Los Gatos Project is without known reserves and is exploratory in nature. The Los Gatos Project consists of three identified silver discoveries, the Cerro Los Gatos, the Esther and the Amapola zones, and 10 other identified prospects with over 100 kilometers of outcropping quartz and calcite veins.

In 2008, MPR initiated its first phase of exploration in the Los Gatos Project area with a program of surface geological mapping and rock sampling covering approximately 60% of the original Los Gatos concession within the core of the claim block. This work, conducted through a local Mexico-based consulting group, Grupo Azta, identified in excess of 100 kilometers of strike length of quartz and calcite veins, many of which contained lead, zinc and silver mineralization. Of the 1,217 rock samples taken from surface outcrops of vein and wall rocks, 200 samples contained values in excess of 10 grams of silver per tonne.

From June 2008 to October 2008, environmental permits were obtained, proposed drill areas were re-mapped and re-sampled, surface access rights were negotiated with local ranches, and drill access roads were constructed. In January 2009 and September 2009, reports and corresponding notices of activity were submitted to the Environmental Attorney Protection Agency to cover the development of access roads and drill sites to drill 50 holes, along with a request to increase the number of drill holes to 250. Based on a report filed December 5, 2011, the number of drill holes permitted on the Los Gatos Project was extended to 600 drill holes. Environmental baseline data collection began in May 2010 for the development of future environmental studies required for the project. Data on flora, fauna, water, air, climate, security and social impacts are generally collected on a routine basis for integration into future environmental studies required for the Los Gatos Project.

Detailed soil geochemistry programs have been conducted over the Esther zone and the area between the Cerro Los Gatos and Esther zones. Results of the sampling identified new veins in the Esther zone and revealed four separate structures between the Esther and Cerro Los Gatos zones.

Detailed topographic mapping has been created using Photosat, a Canadian contractor. The topography was created at one meter, five meter, 10 meter and 50 meter contours from Geoeye® satellite coverage captured exclusively for the survey. Survey control points were established on the surface, with coordinates by total station in order to guarantee the accuracy of the survey.

A detailed 3D Induced Polarization survey was conducted during July 2010 using SJ Geophysics, a contractor from Canada. Lines were initially spaced at 100 meters with stations every 25 meters, and later tightened to 50 meters by 25 meters. Results of the survey suggest a correlation between vein mineralization at the Cerro Los Gatos zone and zones of high chargeability and low resistivity. In addition, the vein mineralization at the Esther zone suggests a similar relationship of high chargeability and low resistivity. The first holes to test the trends of mineralization from these surveys have successfully extended mineralization in both zones. As a result of the good correlation with mineralization, extensions of the surveys began in November 2010 in both the Cerro Los Gatos and Esther zones. Additionally, data is being collected in the Amapola and San Agustin zones to determine the signature of mineralization in these new areas for drilling.

Drilling

As of August 2012, 345 drill holes had been completed by MPR for a total of 161,092 meters.

Drill sites are selected based on surface vein outcrops and geometric projections into the subsurface, as well as geochemical, geophysical and geological targets. Drilling is conducted using a wire line rig with diamond core capabilities. Holes begin with HQ size and are reduced, if necessary, to NQ and very rarely BQ, if difficult drilling conditions are encountered. Holes are surveyed with a Flexit EZ trac device at 50 meter intervals as the holes are completed. Surveys of drill hole surface locations are completed by a local contract topographer using a Topcon Total Station GTS-236W. All information pertinent to the drilling is stored in a master database in Microsoft Access®. TetraTech has reviewed the drilling information to be used for modeling and found the database to be reasonably free of errors and appropriate for use in this report.

In addition to the drilling conducted at the Cerro Los Gatos, Esther and Amapola zones, MPR has conducted limited exploration drilling programs in ten other areas which include Cieneguita, San Luis, Paula Adorada, San Agustin, Mezcalera, Torunos, Rodeo, Boca de Leon, Eva and El Lince. While anomalous levels of mineralization have been identified in each of these ten zones, drilling data is too limited to speculate as to the presence of economic quantities of mineralization. Additional drilling will be required in each area to delineate the mineralization identified.

The Company’s objectives at the Los Gatos Project through 2013 are to:

•	expand the exploration drilling program;

•	conduct social, environmental and technical work on the property with the objective of completing a pre-feasibility study on the Cerro Los Gatos, Esther and Amapola zones;

•	perform additional in-fill drilling to further define mineralization at the Cerro Los Gatos, Esther and Amapola zones; and

•	continue to expand its interest in prospective mineral and surface rights.

Los Gatos Project Mineralogy

The Los Gatos Project hosts a series of quartz, quartz-calcite and calcite veins in at least eight separate vein systems that are exposed along a strike length of approximately 12 kilometers and an outcrop belt width of approximately five kilometers. Vein width is generally in the order of one meter, but local wide zones up to eight meters in outcrop and true vein widths in excess of 30 meters have been identified by diamond drilling. Structurally, the veins form two sets, with north and northwest strikes and mostly steep dips. West/northwest trending fault and fracture zones probably reflect reactivated basement structures, whereas many of the north/northwest trending faults probably are associated with basin-and-range extension. Epithermal mineralization is associated with both phases of extension, so both trends have exploration potential; however, the basement architecture has overall control on the distribution of magmatic centers and hydrothermal systems.

Mineralization at the Los Gatos Project is characterized by silver, lead, zinc and copper sulphides and their oxides, along with fluorite, manganese, barite and traces of gold associated with quartz and calcite veins. The veins vary in orientation from west-northwest to northwest to north-northwest to north-northeast and vary in thickness from one meter to eight meters outcrop, but with much greater true width at depth based upon diamond drilling. Study of the veins in hand specimen and thin section suggests that they are epithermal in origin and are likely of intermediate sulfidation composition, showing vein textures and gangue mineralogy that indicate a relatively high-level hydrothermal system in the boiling environment. Breccia with clasts of vein quartz indicates a protracted hydrothermal system during multiple faulting events, a positive sign for economic epithermal veins. It has been interpreted that mineralized shoots may extend relatively far down dip, possibly to at least 230 meters.

Cerro Los Gatos is the most persistent vein system, with a general northwest trend dipping to the east, a mapped extension in the order of ten kilometers, and widths of as much as eight meters and local associated veining up to 50 meters wide. Banded quartz veins and breccias are cemented by quartz, calcite and abundant manganese oxides (in surface outcrops). A study based on geological characteristics and silver-lead-zinc (arsenic-antimony-mercury) anomalous sections of the vein resulted in the discovery of the Los Gatos sub-horizontal mineralized horizon hosting the steeply to shallowly dipping mineralized-shoots at depth. Mineralization of interest is seen for approximately 2,500 meters in length and for an estimated average vertical extension in the order of 200 meters. The reported average drilled true width of the structure is in the order of 8.9 meters. It has been interpreted that the top of the mineralized horizon at Los Gatos is generally located at an elevation of 1,300 meters above sea level (masl) to 1,350 masl.

Original exploration activities at the Esther vein system indicated the presence of a narrow quartz vein, less than one meter, with minor veining and silicification and noticeable lack of calcite. However, the presence of a small high-grade mineralized-shoot, probably 60 meters deep, attracted interest in the area. Drilling of this area also resulted in the discovery of the Esther mineralized-shoot, which has a known length of 800 meters for the main mineralized-shoot, as well as up to 1,200 meters of additional mineralized vein. The height of the mineralized interval is indicated by two drill holes to be in the order of 100 meters; most mineral intersections range in the order of two meters to eight meters, with a probable average slightly over three meters. It has been interpreted that the top of the favorable horizon at Esther is generally located about 120 meters below the surface.

Sampling and Analysis

MPR has carried out sampling campaigns that have included surface, limited underground and core samples. Samples were taken by local crews under the supervision of either a geologist of MPR or one of their contractors. Sampling intervals were, in most cases, two meters, with local variations depending on vein geology, to a minimum of 0.8 meters where structures were found. Detailed sampling was carried out at intervals directed by geological criteria, with priority given to testing high-grade zones in the vein structures and attention also given to identifying possible mineralization in the wall rock and quartz stockwork veining.

MPR established a sampling protocol, which was followed through the drilling campaign, that in summary includes: supervision by MPR personnel, with the verification of core handling, recovery, core accommodation and depth recording by the contractor; and core collection, measurement, core recovery, photographing, specific gravity, geotechnical information and sampling interval selection by MPR geologists.

Detailed logging of the sample intervals is conducted once the core samples are sawed, with detailed descriptions and estimations of mineralogy and mineral content, hydrothermal alteration, veining and fracturing. Assay intervals are divided in two equal parts by diamond saw, with most sampling conducted on two meter intervals, except for specific vein intervals. Vein intervals are selected for more detailed sampling, with a minimum of 0.8 meters per interval in the sample and a maximum of two meters.

Samples are collected in standard plastic sample bags and tagged with a unique sample number recorded for each interval. Samples are grouped by drill hole and transported by pickup truck to the ALS Chemex laboratories sample receiving location in Chihuahua City, Mexico. From the time the core samples leave the drill site to the time the samples are delivered to ALS Chemex, they are escorted and under the supervision of personnel from MPR.

Samples are dried, crushed and pulverized by ALS Chemex in Chihuahua City. Assay orders are delivered to the lab, and a copy of the receipt obtained is filed and registered in MPR’s database. Sample pulps are then shipped by ALS Chemex to their laboratory in Vancouver, Canada for ICP analyses of silver, base metals and trace elements using a four-acid digestion technique. Gold assays are also completed using fire assay-AA preparation on 30-gram splits of the sample material.

ALS Chemex has developed and implemented at each of its locations a Quality Management System (QMS) designed to ensure the production of consistently reliable data. As a result, the lab has received, including its sample preparation section in Guadalajara, the ISO 9001:2000 QMS registration from QMI. The ALS Laboratory Vancouver branch has also been accredited as conforming to requirements of Canadian regulations in this matter.

MPR has set up a Quality Assurance/Quality Control (QA/QC) program to monitor the drilling program at the Los Gatos Project, including the use of: (1) blanks (barren silica sand or barren andesitic flow material inserted wherever the geologist deems appropriate, but no less than one for every 40 samples focused on areas of higher metal values, which could lead to contamination); (2) standards are added every 20th sample (MPR has purchased 12 different standards from Rocklabs Ltd.); and (3) duplicates are also analyzed every 50 samples (each batch) by placing two sample tickets in the same sample bag and having the lab generate two pulps of the same sample for analysis.

It is believed that core sampling is representative of mineralized intersections, with minor variations due to irregularities in mineralization, and that the QA/QC programs established by MPR and the sampling process follow industry standards and are adequate for mineral resource estimates.

A review was made of available information derived from previous exploration work. This information included geological and sampling reports, drill logs, as well as assay results. Verification consisted of a general review of geological characteristics of the main mineralized areas, shown by the MPR field checking of geological maps in all areas and of sampling procedures by MPR as well as a review of all vein intersections and discussions of detailed sample handling, sampling and security procedures established by MPR. The original locations of samples reviewed were located, although most require re-painting. Tetra Tech verified several drill hole location monuments with a handheld global positioning system.

Tetra Tech has conducted sample verification with samples from the Cerro Los Gatos and Amapola areas. 36 samples from Cerro Los Gatos and 16 samples from Amapola were chosen. Care was taken to select a fair distribution of samples based on the deposit. Core samples were split in MPR’s sample preparation facilities in San Jose del Sitio from the remaining core halves. Tetra Tech has concluded that based on the results of the verification, MPR’s sampling can be considered reliable.

Los Gatos Mineralized Material Estimate

All blocks in this estimate have been delineated by appropriately spaced drilling. Grade and tonnage has been estimated within a digital three-dimensional block model using the Kirging method. Mineralized material has been estimated for three individual deposit areas: Cerro Los Gatos, Esther and Amapola.

The Tonne and grade estimates in the block model are based on drill hole assay sample intervals. The vein widths are constrained by three-tensional solids and have not been diluted.

To be classified as mineralized material, a block was required to be estimated using data points inside a search ellipsoid ranging from 125 to 130 meters. The search ellipsoid long axis was determined using variogram analysis. In addition to the search ellipsoid range, samples were required to be sourced from at least two drill holes per estimate and have a relative Kriging error of less than 1.04 for Amapola, 1.25 for Esther and 1.45 for Cerro Los Gatos.

Density of each block was determined from measured density samples within the mineralized zones and Kriged as a block attribute.

The table below summarizes the mineralized material at the Los Gatos Project as of December 2012 using a cutoff grade of 50 grams per Tonne (g/T) equivalent Ag (EqAg). The mineralized material in the table below reflects in-situ grades. EqAg g/T was calculated from the five year trailing average prices of Ag, Au, Cu, Pb and Zn as of September 30, 2012 using Ag at $22.3/Troy Ounce (Toz), Au at $1214.81/Toz, Cu at $3.29 per pound (lbs), Pb at $0.97/lbs and Zn at $0.91/lbs.

Deposit	Tonnes	Average Grade Ag (g/T)	Average Grade Pb (%)	Average Grade Zn (%)
Cerro Los Gatos	5,270,000	179	2.0%	4.2%
Esther	620,000	113	0.6%	1.7%
Amapola	480,000	101	0.1%	0.2%

Other Mexican Properties

The Company owns or controls a portfolio of 19 other exploration properties in Mexico covering an area of 420,895 hectares, with significant additional hectares under application for mineral concession. There are three projects underway with significant drill results, El Doctor in Oaxaca, Santa Valeria in Chihuahua and Zacatlan in Puebla. Additional drilling is planned at these projects as well as additional targets through 2013. The Company is planning sufficient drilling in an effort to outline continuous geometry of mineralization at El Doctor, Santa Valeria and Zacatlan which could lead to initial estimates of mineralized material. All these properties are without known reserves and are exploratory in nature.

Recent Developments

Exploration drilling at the Sunshine Mine property in Idaho from accessible underground workings has resulted in the discovery of a new deeper vein referred to as the “10 vein” and a mineralized extension to the Sunshine vein in a previously unexplored area. Results from recent drilling are as follows:

Hole	From (meters)	To (meters)	Thickness (meters)	Ag (g/t)	Cu (%)	Pb (%)	Vein
ST2627	226.37	227.74	1.37	227.0	0.1	0.0	Sunshine
ST2627	293.75	294.75	1.0	495.0	0.65	0.51	10
ST2628	262.13	262.98	0.85	1379.0	0.99	0.0	Sunshine
ST2628	332.41	334.91	2.5	554.0	0.25	6.7	10
ST2629	206.58	208.88	2.3	2445.0	0.76	0.02	Sunshine

Hole	From (meters)	To (meters)	Thickness (meters)	Ag (g/t)	Cu (%)	Pb (%)	Vein
ST2629	265.42	266.37	0.95	220.0	0.09	0.45	10
ST2630	216.18	217.66	1.48	2334.6	0.10	0.01	Sunshine
ST2630	278.35	280.45	2.10	45.0	0.01	1.27	10
ST2631	228.96	229.11	0.15	2191.0	1.00	0.16	Sunshine
ST2631	294.73	295.86	1.13	1234.0	0.1	57.4	10
ST2632	241.49	242.37	0.88	303.0	0.1	0.0	Sunshine
ST2634	220.64	221.55	0.91	252.0	0.07	0.00	Sunshine
ST2635	225.64	225.85	0.21	316.0	0.09	0.08	Sunshine
ST2635	284.91	288.51	3.60	250.0	0.07	6.90	10
ST2636	213.05	213.75	0.70	183.0	0.03	1.89	Sunshine
ST2637	245.9	247.4	1.50	429.0	0.23	0.02	Sunshine
ST2637	250.0	250.9	0.90	1422.0	1.00	0.08	Sunshine
ST2637	312.5	315.5	3.00	74.0	0.01	2.39	10

Hole ST2633 did not detect significant mineralization.

Additional drilling is now focused on the exploration decline from the Sterling tunnel to further delineate mineralization encountered in both the upward vertical extension of the Sunshine vein and the newly discovered 10 vein.

This new drilling has taken place from a station along an exploration decline from the Sterling tunnel to help better define mineralization in the “upper country” zones of the Sunshine Mine. Mineralization had been suggested in upward vertical extensions of the Sunshine vein, but drilling in this area was limited historically due to the lack of appropriately positioned drill stations. The advancement of the exploration decline from the Sterling tunnel has permitted access, with the drills able to penetrate the Sunshine vein extension in a roughly perpendicular fashion. The new 10 vein has been discovered for the first time approximately 70 meters below and parallel to the Sunshine vein, with a higher lead content than the Sunshine vein.

Competition

There is aggressive competition within the silver industry. The Company competes in efforts to obtain financing to explore and develop its projects with other silver companies such as Coeur d’Alene Mines Corporation and Hecla Mining Company, as well as other mineral miners including Stillwater Mining Company and Kinross Gold Corporation, some of whom currently have greater resources than the Company does. In the future, the Company may compete with such companies to acquire additional properties.

In addition, the Company also encounters competition for the hiring of key personnel. The mining industry is currently facing a shortage of experienced mining professionals, particularly with respect to experienced mine construction and mine management personnel. This competition affects the Company’s operations at the Sunshine Mine property and the Los Gatos Project. Larger regional companies such as Coeur d’Alene Mines Corporation, Hecla Mining Company, Stillwater Mining Company and Kinross Gold Corporation in the Pacific Northwest can offer better employment terms as compared to smaller companies such as the Company.

The Company also competes for mine service companies, in particular drilling companies. Potential suppliers may choose to provide better terms and scheduling to larger companies in the industry due to the scale and scope of their operations.

Environmental, Health and Safety Matters

The Company is subject to stringent and complex environmental laws, regulations and permits in the various jurisdictions in which it operates. These requirements are a significant consideration for the Company as its operations involve, or may in the future involve, among other things, the removal, extraction and processing of natural resources, emission and discharge of materials into the environment, remediation of soil and groundwater contamination, reclamation and closure of waste impoundments and other properties, and handling, storage, transport and disposal of wastes and hazardous materials. Compliance with these laws, regulations and permits can require substantial capital or operating costs or otherwise delay, limit or prohibit the Company’s development or future operation of its properties. These laws, regulations and permits, and the enforcement and interpretation thereof, change frequently and generally have become more stringent over time. If the Company violates these environmental requirements it may be subject to litigation, fines or other sanctions, including the revocation of permits and suspension of operations. Pursuant to such requirements the Company also may be subject to inspections or reviews by governmental authorities.

Permits and Approvals

Numerous environmental permits and approvals are required for the Company’s current and future operations. Many of these permits are subject to renewal from time to time and can impose strict conditions, requirements or obligations on, or otherwise delay or prohibit, certain activities.

In particular, the Company is subject to permitting requirements in connection with water discharges at the Sunshine Mine. The Company operates under a National Pollutant Discharge Elimination System, or NPDES, permit that expired in 1996 but has been administratively extended. The Company applied to the U.S. Environmental Protection Agency for a renewal of its NPDES permit in July 2007 and is awaiting a response. The NPDES permit covers, among other matters, the waste streams from mining and ore concentrating operations at the Sunshine Mine and drainage water from discontinued mining operations. Beginning in the 1990s, the predecessor began allowing the lower mined-out levels of the mine to flood, which resulted in elevated iron and manganese concentrations in the mine water. In the future, more stringent limits could be imposed under the NPDES permit, whether as part of the permit renewal process or otherwise. The Company believes that it will incur significant costs to upgrade the existing wastewater treatment facility to meet more stringent permit limits, including those relating to total dissolved solids.

To obtain, maintain and renew its environmental permits, the Company may be required to conduct environmental studies and collect and present to governmental authorities data pertaining to the potential impact that its current or future operations may have upon the environment. For example, in order to commence underground exploration activities at the Los Gatos Project, the Company will need to submit an environmental analysis to the applicable governmental authorities. In May 2010, the Company began collection of the environmental baseline data for the Los Gatos Project. The Company expects that data collected on flora, fauna, water, air, climate, security and social impacts will be integrated into future environmental studies required for the Los Gatos Project.

The Company will require additional permits and approvals to conduct future exploration, development and processing activities, including at both the Sunshine Mine property and the Los Gatos Project. Any failure to obtain, maintain or renew required permits, or other permitting delays or conditions, may delay, limit or prohibit its current or future operations.

Hazardous Substances and Waste Management

The Company could be liable for environmental contamination at or from its or its predecessors’ currently or formerly owned or operated properties or third-party waste disposal sites. Certain environmental laws impose joint and several strict liability for releases of hazardous substances at such properties or sites, without regard to fault or the legality of the original conduct. In addition to potentially significant investigation and remediation costs, such matters can give rise to claims from governmental authorities and other third parties for fines or penalties, natural resource damages, personal injury and property damage.

In connection with the Sunshine Mine, the Company is involved in the Bunker Hill Superfund Site. Pursuant to a 2001 Consent Decree that resolved certain liabilities arising under the U.S. Comprehensive Environmental

Response, Compensation and Liability Act relating to the Bunker Hill site, the Company is required to pay to the U.S. government and the Coeur d’Alene Indian tribe between a 0% (at a silver price below $6 per ounce) and 7% (at a silver price of $10 per ounce or higher) NSR royalty. This Consent Decree did not resolve all liabilities associated with the Bunker Hill site, including any liability for contamination at or migrating from the Company’s owned, leased or operated properties, which are located within the Bunker Hill Superfund Site. In addition, the U.S. Department of Justice has notified the Company that it believes that the Company is not entitled to the liability protections under the Consent Decree. The Company may incur additional costs, liabilities or obligations in connection with the Bunker Hill site.

The tailings pond at the Sunshine Mine currently receives mine water and process water discharges from the Company’s operations, as well as similar discharges from the nearby Crescent Mine. The Company expects that the capacity of the tailings pond as currently configured will be sufficient for approximately ten years after commercial production resumes and that additional capacity may be added thereafter by increasing the height of the pond dam.

The Company is required to maintain financial assurances for certain future closure obligations, including with respect to the tailings pond at the Sunshine Mine. As of September 30, 2012, the Company has recorded an asset retirement obligation of approximately $847 reflecting the estimated present value of future closure obligations.

Mine Health and Safety Laws

The Federal Mine Safety and Health Act of 1977 and the Occupational Safety and Health Act of 1970 impose stringent safety and health standards on all aspects of mining operations at the Sunshine Mine property. Also, Idaho has state programs for mine safety and health regulation and enforcement. In addition, the Company’s Mexican properties are subject to regulation by the Political Constitution of the Mexican United States, and are subject to various legislation in Mexico, including the Mining Law, the Federal Law of Waters, the Federal Labor Law, the Federal Law of Firearms and Explosives, the General Law on Ecological Balance and Environmental Protection and the Federal Law on Metrology Standards. Mining, environmental and labor authorities may inspect the Company’s operations on a regular basis and issue various citations and orders when they believe a violation has occurred under the relevant statute. Regulations and the results of inspections, whether in the United States or Mexico, may have a significant effect on the Company’s operating costs.

Legislative and regulatory bodies at the federal and state levels, including MSHA and OSHA, have recently promulgated or proposed various new statutes, regulations and policies relating to mine safety and mine emergency issues. Although some new laws, regulations and policies are in place, these legislative and regulatory efforts are still ongoing. At this time, it is not possible to predict the full effect that the new or proposed statutes, regulations and policies will have on the Company’s operating costs, but it may increase its costs and those of its competitors.

Other Environmental Laws

The Company is required to comply with numerous other foreign, federal, state and local environmental laws, regulations and permits in addition to those previously discussed. These additional requirements include, for example, the U.S. Emergency Planning and Community Right-to-Know Act and Resource Conservation and Recovery Act and various permits regulating road construction and drilling at the Company’s Los Gatos, El Doctor, Mina Grande and Zacatlan zones.

Facilities and Employees

As discussed above, the Company owns and leases land at the Sunshine Mine property, the Los Gatos Project and the Company’s other exploration properties in Mexico. The Company also leases its executive office space at 370 17th Street, Suite 3800, Denver, Colorado, which lease expires April 30, 2012, subject to a renewal option.

As of September 30, 2012, the Company had 57 full-time employees in the United States and 85 full-time employees in Mexico. The Company also has a services agreement, which will continue following the offering, with The Electrum Group LLC and several consultants providing additional management, accounting and financial services. See “Certain Relationships and Related Party Transactions.” The Company believes that its employee relations are good, and plans to continue to hire employees as its operations expand. The Company expects the number of employees to increase following the offering as it increases its exploration efforts and prepares to operate as a public company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Expenses—Exploration Expenses.”

Legal Proceedings

From time to time, the Company may become subject to various legal proceedings that are incidental to the ordinary conduct of its business. Although the Company cannot accurately predict the amount of any liability that may ultimately arise with respect to any of these matters, it makes provision for potential liabilities when it deems them probable and reasonably estimable. These provisions are based on current information and legal advice and may be adjusted from time to time according to developments.

Stonehill Capital Management LLC and Highwood Partners, LP, or the Lenders, as debtors-in-possession, or DIP, lenders to SPMI, a prior owner of the Sunshine Mine, have asserted a mortgage claim against certain of the property at the Sunshine Mine that the Company acquired from SPMI in June 2010. The DIP financing loan was made in connection with SPMI’s bankruptcy in 2000, in the amount of $5 million, but the Lenders claim that they were owed $71.2 million as of March 31, 2011, including accrued interest and penalties, and further, that this amount continues to accrue interest at a compounded rate of 25%. Additionally, they are seeking an award of their attorneys’ fees and costs. The Company filed a complaint in the District Court of Shoshone County, Idaho, on September 23, 2010 to declare the alleged mortgage unenforceable. The Lenders filed an action before the same court to enforce the mortgage. The two actions have been consolidated. Following the conclusion of pre-trial discovery, the Company and the Lenders submitted motions for summary judgment, which were argued before the Court on April 17, 2012. The Court issued a written order on the motions on April 19, 2012, or the Order. In its Order, the Court partially denied and partially granted each parties’ motions, holding that the Lenders’ mortgage was generally enforceable but that the Lenders were obligated, under a prior 2003 agreement with SPMI and certain of its affiliates, to release their mortgage and other liens upon receipt of an amount, or the Net Proceeds, to be determined by the Court in a subsequent hearing. For the purpose of avoiding the cost and delay inherent in conducting a further hearing and to progress the case toward a final court judgment, the Parties have stipulated that the Net Proceeds owed are $2.725 million. At a status conference held on October 5, 2012, the Court refused the Lenders’ request to certify the Order as a final order, in light of certain remaining issues between the Lenders and another party. These issues do not involve the Company’s property. A hearing to resolve all such remaining issues was scheduled for November 7, 2012, but the parties involved engaged in settlement talks and requested an adjournment of the hearing until their settlement was complete. Following such settlement, the Court is expected to enter its final judgment after which both parties have the right to appeal the Court’s April 19, 2012 summary judgment order. A hearing to determine the possible award of attorneys’ fees and costs was held in this case on November 19, 2012, at which time the Court held that no party was entitled to its attorneys’ fees and costs. The Company intends to defend vigorously against the claims and does not believe that this matter is likely to have a material adverse effect on its operations or financial condition. Litigation is inherently unpredictable, however, and while the Company believes it has valid arguments and defenses should the matter be reviewed on appeal, there can be no assurance as to the ultimate outcome of this action.

The Company is from time to time involved in various legal proceedings related to its business. Except in the above-described proceeding, management does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect of the Company’s financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding the executive officers, directors and director nominees of Sunshine Silver, as of the date of this prospectus:

Name	Age	Position
Stephen Orr	57	Executive Chairman and Chief Executive Officer
Roger Johnson	55	Chief Financial Officer
John Galassini	49	Chief Operating Officer
Philip Pyle	56	Vice President Exploration
Jeffrey Reeser	46	General Counsel
John Ellis	77	Director
Marc Faber	66	Director
Wayne Kirk	69	Director
William Natbony	61	Director
Michael S. Parrett	61	Director
David Peat	60	Director
Diana Walters	49	Director

Biographical Information

Stephen Orr has served as our Executive Chairman since May 2011 and Chief Executive Officer since June 2011. Mr. Orr has 35 years of experience in the mining industry, including international commercial experience at both executive and operational levels. Most recently, Mr. Orr was President, Director and Chief Executive Officer at Ventana Gold Corp., a Vancouver-based mineral exploration and development company. Prior to joining Ventana Gold Corp. in September 2009, Mr. Orr was a Director and Chief Executive Officer of OceanaGold Limited, a position he held for five years, where under his leadership OceanaGold built and commissioned two new mines in New Zealand and increased production by 90%. Prior to that time, Mr. Orr was Vice President of North American Operations, then Managing Director of Australia and Africa operations, for Barrick Gold Corporation. Before joining Barrick, he spent 20 years with Homestake Mining Company in a number of increasingly senior positions, including President and Chief Executive Officer for Homestake Canada Inc. Since June 2010, Mr. Orr has been a Director of GoldQuest Mining Corp. Mr. Orr’s more than 30 years of experience in the international mining industry at both executive and operational levels renders him qualified to be one of our Directors. Mr. Orr is a resident of Vancouver, British Columbia, Canada.

Roger Johnson was appointed Chief Financial Officer in March 2011. Mr. Johnson previously served in a number of senior roles for Newmont Mining Corporation from 2003-2011, most recently as Vice President and Chief Accounting Officer from 2008-2011. Mr. Johnson also served as Senior Vice President, Finance and Administration at Pasminco Zinc, Inc. in 2002 and 2003. He also served in a number of senior roles, including as Vice President, Controller, for Kennecott Utah Copper Corporation, a major business unit of Rio Tinto plc, from 1989-2002. Prior to joining Rio Tinto, Mr. Johnson practiced public accounting for ten years with Coopers & Lybrand (now PricewaterhouseCoopers LLP). Mr. Johnson is a Certified Public Accountant. He has two degrees from the University of Utah, a Masters of Professional Accountancy and a B.S. in Accounting. Mr. Johnson is a resident of Denver, Colorado.

John Galassini was appointed Chief Operation Officer in August 2011. Mr. Galassini served as Regional Vice President, North American Operations for Kinross Gold Corporation from 2009 to 2011. In this role, he was responsible for all of the company’s exploration and mining operations in North America. Prior to joining Kinross Gold Corporation, Mr. Galassini had a 22-year career with Phelps Dodge (now Freeport McMoRan). He held various positions of increasing responsibility, including assignments with Phelps Dodge in Arizona, New Mexico and Chile. In 2006 he was named Senior Vice-President, North America, and in 2007 was appointed

Senior Vice-President, Americas. Mr. Galassini served on the Board of Directors for the National Mining Association, and is a member of the Society for Mining, Metallurgy, and Exploration, or SME. He is past chairman of the Morenci Section of SME, and in 2006 he was named Distinguished Alumnus at the College of Engineering at New Mexico State University. Mr. Galassini received his Bachelor of Science degree in chemical engineering from New Mexico State University. Mr. Galassini is a resident of Denver, Colorado.

Philip Pyle was appointed Vice President Exploration in June 2011. Mr. Pyle has served as Vice President – Exploration for Los Gatos Ltd. since June 2008. Mr. Pyle previously served in the role of Exploration Manager for Linear Gold Corp. (now Brigus Gold Corp.) from September 2003 to June 2008. Mr. Pyle served as Exploration manager for MIM Exploration Pty Ltd. from June 1997 to September 2003. Mr. Pyle served as Exploration Manager for BHP Minerals International Exploration Inc. from 1985 to 1997. He also served as a geologist for AMAX Exploration Inc. from 1979 to 1985. Mr. Pyle is a resident of Houston, Texas.

Jeffrey Reeser was appointed General Counsel in July 2011. Mr. Reeser previously served as Vice President and Corporate Secretary of Newmont Mining Corporation between 2007-2011. Prior to joining Newmont, Mr. Reeser was legal director at Sun Microsystems, a Fortune 500 technology company, where he was lead counsel responsible for establishing and managing legal support for the company’s global joint ventures and technical services organizations. Prior to this, Mr. Reeser practiced law for seven years as a partner and associate at the law firms of Baker & Hostetler, LLP, and Parcel, Mauro, Hultin & Spaanstra, P.C., where he focused on mining law and corporate matters for various regional and multinational natural resources companies. He holds two degrees from the University of Colorado, a J.D. from the School of Law and a B.S. (with honors) in business finance. Mr Reeser is a resident of Denver, Colorado.

John Ellis has served as a member of our Board of Directors since September 2011. Mr. Ellis is a professional engineer registered in British Columbia. He has worked in senior management positions in the mining industry for the past 45 years, including the past 11 years as a consultant. He was a Director of the Mining Association of Manitoba, the Mining Association of Canada and the National Mining Association. He has served as Director of Anglogold North America Inc., Hudson Bay Mining and Smelting Company, Inc., Inspiration Resources Corp., Cashman Equipment Co., Queenstake Resources, Ltd., Lunden L.C., Mexivada Mining Corp., Canadian Potash Corp. and Royal Coal Corp. Mr. Ellis was Chairman and CEO of Anglogold North America Inc., Independence Mining Company, Inc., Hudson Bay Mining and Smelting Co., Limited and was Senior Vice-President of Inspiration Resources Corp., Inspiration Copper Co. and Inspiration Coal Inc. He was also Vice-President of Operations for CVRD-Inco PTI Indonesia and Managing Director CVRD-Inco for Voisey’s Bay Nickel Company. For the past 11 years he has consulted for AngloGold Ashanti Limited, CVRD-Inco, Queenstake Resources, Ltd., BHP Billiton Ltd., Century Aluminum Company, NovaGold Resources Inc. and a number of other companies. Mr. Ellis graduated from Haileybury School of Mines and from Montana University of Science and Technology with a degree in Metallurgy. Mr. Ellis’ academic training in the field of metallurgy, plus his many years of experience in the mining industry, in both technical and managerial positions, render him qualified to serve as one of our Directors. Mr. Ellis is a resident of Spring Creek, Nevada.

Marc Faber has served as a member of our Board of Directors since September 2011. Dr. Faber has over 35 years of experience in the finance industry and is the Managing Director of Marc Faber Ltd., an investment advisory and fund management firm. He is an advisor to a number of private investment funds and serves as a Director of Sprott Inc. and NovaGold Resources Inc. Dr. Faber publishes a widely read monthly investment newsletter entitled The Gloom, Boom & Doom Report and is the author of several books including Tomorrow’s Gold—Asia’s Age of Discovery. A renowned commentator on global market trends and developments, he is also a regular contributor to several leading financial publications around the world, including Barron’s, where he is a member of the Barron’s Roundtable. Dr. Faber received his Ph.D. in Economics magna cum laude from the University of Zurich. Through his many years of experience in the finance and investment management industry, Dr. Faber provides our Board of Directors with financial analysis, risk management and strategic expertise, which render him qualified to serve as one of our Directors. Mr. Faber is a resident of Chiangmai, Thailand.

Wayne Kirk has served as a member of our Board of Directors since September 2011. Mr. Kirk currently holds directorships and is the Chairman of the Nominating and Corporate Governance Committees at each of Anooraq Resources Corporation, Gabriel Resources Ltd., Northern Dynasty Minerals Ltd. and Taseko Mines Ltd. He is also Chairman of the Corporate Governance and Nominating Committee and Compensation Committee of Electrum Ltd. Mr. Kirk spent 26 years specializing in corporate and business law, including mergers and acquisitions, securities law and mining, with the firm of Thelen, Marrin Johnson & Bridges in San Francisco, California. From 1992-2001, he was Vice President, General Counsel and Corporate Secretary for Homestake Mining Company, which was acquired by Barrick Gold Corporation in December 2001. From 2002 until his retirement in 2004, Mr. Kirk was Special Counsel at Thelen Reid & Priest LLP, where he specialized in corporate and business law, including public company corporate governance. Mr. Kirk was a director of Great Basin Gold Ltd. within one year prior to such company becoming bankrupt. Mr. Kirk holds a B.A. in Economics from the University of California-Berkeley and an LL.B. from Harvard Law School. Mr. Kirk’s legal training and experience as a seasoned corporate and business lawyer, as well as his expertise in public company corporate governance, render him qualified to serve as one of our Directors. Mr. Kirk is a resident of Orcas, Washington.

William Natbony has served as a member of our Board of Directors since June 2011. Mr. Natbony is Chairman and Chief Executive Office of Tigris Group Inc. and, from May 2007 to December 2012, was the Chief Executive Officer of Tigris Financial Group, Ltd. Prior to joining Tigris, Mr. Natbony was a senior partner at the international law firm of Katten Muchin Rosenman LLP. Mr. Natbony serves on the Advisory Board of the Mount Sinai Department of Medicine and is a member of the Board of Directors of Panthera Corp. and The Orianne Society, charities that are leaders in their areas of conservation and environmental preservation. Mr. Natbony received a B.A., cum laude, from Queens College of the City University of New York, a J.D. from NYU School of Law and an LL.M. (in Taxation) from NYU School of Law. He was a Research fellow at Yale Law School and Professor at New York Law School. Mr. Natbony brings to our Board of Directors his eclectic mix of experience as a chairman of a financial services company, a senior partner of an international law firm and a board member of numerous organizations in both private and public sectors, which renders him qualified to be one of our Directors. Mr. Natbony is a resident of Old Westbury, New York.

Michael S. Parrett has served as a member of our Board of Directors since September 2011. Mr. Parrett has served as a member of the Board of Directors of Pengrowth Corporation since 2004 and of Stillwater Mining Company since 2009. In June 2011, he was appointed Chairman of Mongolia Minerals Corporation, a private corporation. He was on the Board of Directors of Gabriel Resources Ltd. from 2003-2010 and was Chairman from December 2005 through 2010. From 2003 until 2008, Mr. Parrett was a Director and Trustee of Fording Canadian Coal Trust. During 2002-2003 and the first quarter of 2004, Mr. Parrett served as a financial consultant to Stillwater Mining Company. From 1990-2001 he was, at various times, Chief Financial Officer, President of Rio Algom Mining Corp. and Chief Executive of BHP Billiton Base Metals. From 1983-1989 Mr. Parrett performed various financial functions, including Controller, Chief Financial Officer, Treasurer, Controller Marketing and Director Internal Audit at Falconbridge Limited. Mr. Parrett is a chartered accountant and received his B.A. from York University. Mr. Parrett’s accounting background, plus his past executive roles in and his services on the boards of various mining companies, render him qualified to serve as one of our Directors. Mr. Parrett is a resident of Aurora, Ontario, Canada.

David Peat has served as a member of our Board of Directors since September 2011. Mr. Peat has over 25 years of experience in financial leadership in support of mining corporations. Since 2006, he has been a Director and Chairman of the Audit Committee of Brigus Gold Corp. He has also been a Director and Chairman of the Audit Committee of Gabriel Resources Ltd., since 2010. Mr. Peat was Acting Chief Financial Officer of Gabriel Resources Ltd. from December 10, 2010 through March 9, 2011. Mr. Peat was Vice President and Chief Financial Officer of Frontera Copper Corporation from 2006-2009, Vice President and Global Controller of Newmont Mining Corporation from 2002-2004, and Vice President of Finance and Chief Financial Officer of Homestake Mining Company from 1999-2002. Mr. Peat started his career with Price Waterhouse in Toronto and he has been a member of the Institute of Chartered Accountants of Ontario since 1978. He received his B.Com., Honors in Business Administration from the University of Windsor in 1976 and a B.A., Economics from the

University of Western Ontario in 1975. Mr. Peat’s academic training in business and economics and his extensive experience in corporate finance and accounting render him qualified to serve as one of our Directors. Mr. Peat is a resident of Fernandina Beach, Florida.

Diana Walters has served as a member of our Board of Directors since June 2011, and was designated by Liberty Metals & Mining and elected to our Board of Directors based on a stockholders agreement which will terminate immediately prior to the closing of this offering. Ms. Walters is the President and Chief Executive Officer of Liberty Metals & Mining and has over 20 years of experience in management positions with energy and mining companies. Liberty Metals & Mining is a wholly-owned subsidiary of Liberty Mutual Group, and makes investments in the metals and mining sector. Before joining Liberty Mutual Group, Ms. Walters was a Managing Partner of Eland Partners, LLC, a natural resources advisory firm from 2007-2010. Prior to that, Ms. Walters was Managing Director for the Global Investment Banking Resources and Energy Group of HSBC Securities (USA) Inc. in New York from 2004-2007. From 1987-2007, Ms. Walters held various management positions in financial institutions in New York and Texas where her major emphasis was corporate finance origination and execution for international and independent energy and mining companies. Ms. Walters currently serves as an independent Director of Allana Potash Corp. Ms. Walters graduated from the University of Texas at Austin with a B.A. in Plan II and an M.A. in Energy and Mineral Resources. Ms. Walters’ academic training in energy and mineral resources, her many years of experience in management positions with energy and mining companies and her prior leadership roles in various financial institutions render her qualified to serve as one of our Directors. Ms. Walters is a resident of North Salem, New York.

Board Composition

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that our Board of Directors shall consist of not less than three directors and not more than              directors, and the number of directors may be changed only by resolution adopted by the affirmative vote of a majority of the entire Board of Directors. Upon the conclusion of this offering, we will have nine directors: Stephen Orr, John Ellis, Marc Faber, Wayne Kirk, William Natbony, Michael S. Parrett, David Peat and Diana Walters.

Initially, our Board of Directors will consist of a single class of directors each serving one year terms. Once Electrum no longer beneficially owns more than 50% of our outstanding shares of common stock, our Board of Directors will be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms (other than directors that may be elected by holders of our preferred shares, if any). Following this offering, Electrum will hold     % of our outstanding shares of common stock, and Liberty Metals & Mining will hold     % of our outstanding common stock. Electrum and Liberty Metals & Mining will have certain director nomination rights pursuant to a stockholders agreement that we intend to enter into in connection with this offering, and Electrum will otherwise have control over the outcome of director elections due to its holding of     % of our outstanding shares of common stock following this offering. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

We have determined that each of             ,             ,             ,             ,             ,              and              will be an independent director within the meaning of the applicable rules of the SEC and NYSE and that each of             ,              and              is also an independent director under Rule 10A-3 under the Exchange Act for the purpose of Audit Committee membership. In addition, our board has determined that              is a financial expert within the meaning of the applicable rules of the SEC and NYSE.

Board Committees

The Executive Committee will consist of Stephen Orr (chair), William Natbony and Diana Walters. The Executive Committee will operate pursuant to a charter approved by the Board of Directors. The Executive Committee has and may exercise all of the powers and authority of the Board of Directors, subject to such limitations as the Board of Directors and/or applicable law may from time to time impose.

The Audit Committee will consist of David Peat (chair), Wayne Kirk and Michael Parrett, and will be comprised entirely of independent directors. The Audit Committee will operate pursuant to a charter approved by the Board of Directors. The Audit Committee will approve the engagement of our independent public auditor and the scope of the audit to be undertaken by such auditor. In connection with our Annual Report on Form 10-K, the Audit Committee shall also review with management and the independent auditor the financial information to be included therein. In addition, the Audit Committee will review all proposed related person transactions for the purpose of recommending to the disinterested members of the Board of Directors that the transaction should be ratified and approved. See “Certain Relationships and Related Party Transactions.”

The Compensation and Nominating Committee will consist of Wayne Kirk (chair), Marc Faber and                                 , and will be comprised entirely of independent directors. The Compensation and Nominating Committee will operate pursuant to a charter approved by the Board of Directors. The Compensation and Nominating Committee will determine and approve the level of compensation for the Chief Executive Officer and Chairman. The Compensation and Nominating Committee will also recommend and advise the Board of Directors with respect to the compensation of directors and other executive officers. The Compensation and Nominating Committee will make recommendations to the Board of Directors regarding the establishment and terms of our employee equity-based incentive plans and will administer such plans. The Compensation and Nominating Committee will identify and nominate members for election to the Board of Directors and develop and recommend to the Board of Directors corporate governance principles applicable to us. The Compensation and Nominating Committee will also oversee the annual evaluation of the Board of Directors’ performance.

The Technical Committee will consist of John Ellis (chair), Michael Parrett and Stephen Orr. The Technical Committee will operate pursuant to a charter approved by the Board of Directors. The Technical Committee will be responsible for the review of environmental, health and safety performance of the Company, and mineralized material, resource and reserve reporting.

The Finance Committee will consist of William Natbony (chair), Marc Faber and Diana Walters. The Finance Committee will operate pursuant to a charter approved by the Board of Directors. The Finance Committee will be responsible for assisting the Board of Directors in its oversight of the major investments and financial risk management programs, policies and processes of the Company.

Code of Business Conduct and Ethics

Prior to the closing of this offering, our Board of Directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code to an employee may be granted only by the Chief Executive Officer, Chief Financial Officer or General Counsel. Only the Board of Directors or a designated committee of the Board of Directors may provide waivers involving any of our directors or executive officers. All waivers granted to our directors and executive officers will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

EXECUTIVE AND DIRECTOR COMPENSATION

Our named executive officers, or NEOs, which consist of our principal executive officer and the two other most highly compensated executive officers, are:

•	Stephen Orr, our Executive Chairman and Chief Executive Officer

•	Roger P. Johnson, our Chief Financial Officer

•	John Galassini, our Chief Operating Officer

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by each NEO in 2011.

2011 Summary Compensation Table

Name and Principal Position(a)	Year(b)	Salary ($) (c)(1)	Bonus ($) (d)		Option Awards ($) (f)(2)	Non-Equity Incentive Plan Compensation ($) (g) (3)	All Other Compensation ($) (i)		Total ($) (j)
Stephen Orr Executive Chairman and Chief Executive Officer	2011	332,877	—		1,122,500	297,000	50,000	(5)	1,802,377

Roger P. Johnson Chief Financial Officer	2011	270,600	600,000	(4)	392,300	242,000	13,200	(6)	1,518,100

John Galassini Chief Operating Officer	2011	140,000	—		1,779,000	131,000	3,403	(7)	2,053,403

(1)	This column reflects each NEO’s current base salary, prorated for performance year 2011 from the date employment was commenced.
(2)	This column reflects the grant date fair value of stock options granted to each NEO in 2011, determined in accordance with FASB ASC Topic 718. These options have been cancelled, and new option grants have been made. See “— Stock Option Grants.”
(3)	This column reflects the annual bonus amounts received by the NEOs with respect to the 2011 performance year (prorated based on the date employment was commenced).
(4)	This figure represents a one-time bonus Mr. Johnson received when he commenced employment with us as compensation for forgoing his stock options from his prior employer.
(5)	This figure represents a one-time reimbursement Mr. Orr received when he commenced employment with us for temporary living expenses.
(6)	This figure estimates the Company’s matching contributions to Mr. Johnson’s 401(k) account in 2011.
(7)	This figure is the Company’s matching contribution to Mr. Galassini’ s 401(k) account in 2011.

Employment Agreements with Named Executive Officers

Employment Agreement with Mr. Orr

We entered into an employment agreement with Mr. Orr, dated as of May 3, 2011. He commenced employment as our Executive Chairman effective as of May 4, 2011 and has been our Chief Executive Officer since June 2011.

Base Salary. Mr. Orr receives an annual base salary of $500,000, which will be subject to review on an annual basis and may be adjusted in accordance with the procedures set forth by the Compensation and Nominating Committee.

Stock Options. Upon commencement of his employment with us, Mr. Orr was granted an option to purchase 125,000 shares of our common stock. On May 1, 2012, Mr. Orr was granted an option to purchase an additional 125,000 shares of our common stock. These options have been cancelled, and new option grants have been made. See “—Stock Option Grants.”

Benefits and Perquisites. Mr. Orr will be entitled to participate in the various employee benefits plans that are, from time to time, made generally available to our employees.

Confidentiality and Non-Solicitation. Mr. Orr has agreed to maintain the confidentiality of our information and not to use or allow or help another to use or access such information at any time during or after his employment with us. Mr. Orr has also agreed not to solicit any of our employees, consultants or service providers during his employment and for one year after termination of his employment.

Termination and Change in Control. Payments and benefits to which Mr. Orr will be entitled upon termination of his employment, whether or not in connection with a change in control, are discussed below under “—Potential Payments Upon Termination or Change in Control.”

Employment Agreement with Mr. Johnson

We entered into an employment agreement with Mr. Johnson, dated as of February 28, 2011, and he commenced employment as our Chief Financial Officer effective as of March 9, 2011.

Base Salary. Mr. Johnson receives an annual base salary of $330,000 (increased to $350,000 as of April 1, 2012), which will be subject to review on an annual basis and may be adjusted in accordance with the procedures set forth by the Compensation and Nominating Committee.

One-Time Bonus. Upon commencement of his employment with us, Mr. Johnson received a one-time bonus of $600,000 as compensation for forgoing his stock options from his prior employer.

Annual Bonus. Mr. Johnson will be eligible to participate in a bonus plan pursuant to which he will be entitled to receive an annual target bonus equal to 67% (decreased to 50% as of April 1, 2012) of his base salary upon achievement by him and the Company of certain targets determined by the Compensation and Nominating Committee. The amount of target bonus may range from 33% of base salary to 100% of base salary in any given year as determined by the Compensation and Nominating Committee, and the amount of annual bonus actually paid (if any) will depend on the actual performance of the Company and Mr. Johnson as determined by the Compensation and Nominating Committee.

Stock Options. Upon commencement of his employment with us, Mr. Johnson was granted an initial option to purchase 35,000 shares of our common stock and a regular option to purchase 3,600 shares of our common stock. On February 1, 2012, he was granted an option to purchase an additional 3,600 shares of our common stock. These options have been cancelled, and new option grants have been made. See “—Stock Option Grants.”

Benefits and Perquisites. Mr. Johnson will be entitled to participate in the various employee benefits plans that are, from time to time, made generally available to our employees.

Confidentiality and Non-Solicitation. Mr. Johnson has agreed to maintain the confidentiality of our information and not to use or allow or help another to use or access such information at any time during or after his employment with us. Mr. Johnson has also agreed not to solicit any of our employees, consultants or service providers during his employment and for one year after termination of his employment.

Termination and Change in Control. Payments and benefits to which Mr. Johnson will be entitled upon termination of his employment, whether or not in connection with a change in control, are discussed below under “—Potential Payments Upon Termination or Change in Control.”

Employment Agreement with Mr. Galassini

We entered into an employment agreement with Mr. Galassini, dated as of July 7, 2011, and he commenced employment as our Chief Operating Officer effective as of August 8, 2011.

Base Salary. Mr. Galassini receives an annual base salary of $350,000, which will be subject to review on an annual basis and may be adjusted in accordance with the procedures set forth by the Compensation and Nominating Committee.

Annual Bonus. Mr. Galassini will be eligible to participate in a bonus plan pursuant to which, at the end of 2011, he will be entitled to receive an annual target bonus in the amount of 50% of his base salary and up to 100% of his base salary upon achievement by him and the Company of certain targets determined by the Compensation and Nominating Committee. The amount of annual bonus actually paid (if any) will depend on the actual performance of the Company and Mr. Galassini as determined by the Compensation and Nominating Committee.

Stock Options. Upon commencement of his employment with us, Mr. Galassini was granted an option to purchase 150,000 shares of our common stock. These options have been cancelled, and new option grants have been made. See “—Stock Option Grants.”

Benefits and Perquisites. Mr. Galassini will be entitled to participate in the various employee benefits plans that are, from time to time, made generally available to our employees.

Confidentiality and Non-Solicitation. Mr. Galassini has agreed to maintain the confidentiality of our information and not to use or allow or help another to use or access such information at any time during or after his employment with us. Mr. Galassini has also agreed not to solicit any of our employees, consultants or service providers during his employment and for one year after termination of his employment.

Termination and Change in Control. Payments and benefits to which Mr. Galassini will be entitled upon termination of his employment, whether or not in connection with a change in control, are discussed below under “—Potential Payments Upon Termination or Change in Control.”

2011 Annual Bonus

Under the terms of their employment agreements, the NEOs are eligible to receive an annual bonus with a target amount of 50% of their base salary and a maximum payout of 100% of their base salary, depending on the achievement of certain performance metrics set by the Compensation and Nominating Committee. Because 2011 was our initial year of incorporation, during which our management team was hired throughout the year and the Board was not constituted until September 2011, no performance metrics were defined for any of the NEOs with respect to their 2011 annual bonus. Nonetheless, the Board recognized that there were significant achievements by the NEOs in 2011, which are described below:

•	Appointed and managed an investment banking syndicate for the initial public offering and dual listing of the Company

•	Prepared and filed with the SEC a Form S-1 Registration Statement and amendments thereto

•	Prepared and submitted to the Ontario Securities Commission a prospectus for an initial public offering

•

Built a highly experienced and dynamic executive management team consisting of a Chairman and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice President Exploration, General Counsel and Vice President, Investor Relations

•	Constituted a Board of Directors consisting of nine highly experienced and respected members

•	Increased the Company’s management team with highly experienced and respected individuals

•	Prepared an updated NI 43-101 technical report for the Sunshine Mine

•	Prepared updated NI 43-101 technical report for the Los Gatos Project

•	Increased mineral rights by 82% at the Los Gatos Project and purchased all but two of the desired surface rights tenements

•	Acquired additional silver projects in the Coeur D’ Alene Valley in Idaho

•	Initiated and expanded exploration drilling at the Sunshine Mine

•	Discovered the extension of the Sunshine Vein across the Chance Fault

•	Expanded exploration drilling at the Los Gatos Project

•	Retained project engineering and development managers for the Sunshine Mine and Los Gatos Project

•	Retained geologic resource, metallurgical, environmental, hydrologic and mine planning consultants for the Sunshine Mine and Los Gatos Project engineering and development

•	Conducted the first phase of metallurgical testing at the Los Gatos Project

•	Initiated metallurgical design work for a new process plant at the Sunshine Mine

•	Initiated a third party concentrate marketing study for the Sunshine Mine concentrate

•	Initiated design of a conceptual mine plan for the Cerro Los Gatos zone at the Los Gatos Project

•	Completed a valuation model for the Sunshine Mine based on the initial mine plan and third party input from our project consultants

•	Developed a best-fit set of Los Gatos peer projects for purposes of benchmarking the Los Gatos Project market value

•	Started refurbishing the Silver Summit shaft and mined two declines for exploration platforms and access within the Sunshine Mine

•	Designed an exploration and access decline into the Cerro Los Gatos zone at the Los Gatos Project

Based on these achievements by our NEOs in 2011, the Board approved a final payment of annual bonus in the amount of 90% of the maximum payout under the terms of the NEOs’ employment agreements, prorated based on the date each NEO commenced employment with us in 2011.

For the 2012 annual bonus, the Board has set performance metrics for each of our executive officers in the following categories: shareholder value, market penetration, capital management, project development, exploration and resource management, asset management and safety. We have also reserved the ability to pay 2012 annual bonuses in the form of equity.

Stock Option Grants

On October 30, 2012, the Board approved the grant of 1,380,250 options to our employees, including the NEOs, in exchange for the cancellation of all outstanding options previously granted by us. The first half of the new options was granted on October 30, 2012, with an exercise price of $13.83, which is no less than the fair market value of our common stock on October 30, 2012. The second half of the new options will be granted on the initial public offering pricing date, if, no later than January 31, 2013, the Board has approved the initial public offering or has determined that such offering is likely to be effective within a reasonable time following that date, or on January 31, 2013, if the Board has not approved the initial public offering or determined that such offering will likely be effective within a reasonable time following that date.

The number of shares of our common stock and vesting schedule underlying the October 30, 2012 option awards granted to the NEOs are as follows:

NEO	Shares Underlying Options	Vesting Schedule	Vesting Start Date
Stephen Orr	450,000	25% per year over four years	July 1, 2011
	150,000	25% per year over four years	December 15, 2011
Roger P. Johnson	108,750	25% per year over four years	July 1, 2011
	30,000	25% per year over four years	December 15, 2011
John Galassini	172,500	25% per year over four years	July 1, 2011
	45,000	25% per year over four years	December 15, 2011

Outstanding Equity Awards at Fiscal Year-End

The table below provides information on the holdings of equity awards (which are comprised of only stock options) by the NEOs as of December 31, 2011.

2011 Outstanding Equity Awards at Fiscal Year-End Option Awards

	Option Awards(5)
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#) (c)		Option Exercise Price ($) (e)	Option Expiration Date (f)
Stephen Orr	—	125,000	(1)	27.650	5/3/2021

Roger P. Johnson	—	35,000	(2)	13.825	3/8/2021
	—	3,600	(3)	13.825	3/8/2021

John Galassini	—	150,000	(4)	27.650	8/7/2021

(1)	This represents the option granted to Mr. Orr when he commenced employment with us. One-third of this option will vest on May 4 of each of 2012, 2013 and 2014.
(2)	This represents the initial option granted to Mr. Johnson when he commenced employment with us. The first half of this option will vest on March 9, 2012, and remaining half will vest on March 9, 2013.
(3)	This represents the regular option granted to Mr. Johnson when he commenced employment with us. One-third of this option will vest on March 9 of each of 2012, 2013 and 2014.
(4)	This represents the option granted to Mr. Galassini when he commenced employment with us. One-third of this option will vest on August 8 of each of 2012, 2013 and 2014.
(5)	These options have been cancelled, and new option grants have been made. See “—Stock Option Grants.”

Potential Payments Upon Termination or Change in Control

Below we describe the payments and benefits to which each NEO will be entitled if his employment is terminated (i) by him without good reason, (ii) by us for cause, (iii) by us without cause or by him for good reason (without a change in control), (iv) by us without cause or by him for good reason within one year of a change in control or (v) due to his death or disability.

Mr. Orr

Voluntary Resignation Without Good Reason. If Mr. Orr voluntarily terminates his employment without good reason, he will not be entitled to any payments or benefits. Any unvested stock options will cease vesting, and any vested stock options will remain exercisable until the earlier of (i) the date 30 days following termination and (ii) the expiration of the original option term.

Termination for Cause. If we terminate Mr. Orr’s employment for cause, he will not be entitled to any payments or benefits. Any outstanding stock options will cease to be exercisable and will be forfeited.

Termination without Cause or for Good Reason. If we terminate Mr. Orr’s employment without cause or Mr. Orr voluntarily terminates his employment for good reason, he will be entitled to: (i) 12 months of base salary and (ii) if he timely elects continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), the portion of COBRA premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to termination during the 12 months following termination, at our expense. Any unvested stock options will cease vesting, and any vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.

Termination without Cause or for Good Reason in Connection with a Change in Control. If there is a change in control and within one year of the change in control we terminate Mr. Orr’s employment without cause or Mr. Orr voluntarily terminates his employment for good reason, he will be entitled to: (i) 24 months of base salary and (ii) if he timely elects continuation coverage under COBRA, the portion of COBRA premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to termination during the 18 months following termination, at our expense. Any unvested stock options will cease vesting, and any vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.

Death or Disability. If Mr. Orr’s employment is terminated due to death or disability, he will not be entitled to any payments or benefits. Any unvested stock options will cease vesting, and any vested stock options will remain exercisable until the earlier of (i) the date one year following termination and (ii) the expiration of the original option term.

Mr. Johnson

Voluntary Resignation Without Good Reason. If Mr. Johnson voluntarily terminates his employment without good reason, he will not be entitled to any payments or benefits. Any unvested stock options will cease vesting, and any vested stock options will remain exercisable until the earlier of (i) the date 30 days following termination and (ii) the expiration of the original option term.

Termination for Cause. If we terminate Mr. Johnson’s employment for cause, he will not be entitled to any payments or benefits. Any outstanding stock options will cease to be exercisable and will be forfeited.

Termination without Cause or for Good Reason. If we terminate Mr. Johnson’s employment without cause or Mr. Johnson voluntarily terminates his employment for good reason, he will be entitled to: (i) 20 months of base salary, (ii) a prorated annual bonus determined by multiplying the annual bonus he otherwise would have been earned by a fraction, the numerator of which is the number of days that elapsed between January 1 of the year of termination and the termination date, and the denominator of which is 365, or a Pro Rata Annual Bonus, and (iii) if he timely elects continuation coverage under COBRA, the portion of COBRA premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to termination during the 12 months following termination, at our expense. Any unvested stock options will cease vesting, and any vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.

Termination without Cause or for Good Reason in Connection with a Change in Control. If there is a change in control and within one year of the change in control we terminate Mr. Johnson’s employment without cause or Mr. Johnson voluntarily terminates his employment for good reason, he will be entitled to: (i) 24 months of base salary, (ii) a Pro Rata Annual Bonus and (iii) if he timely elects continuation coverage under COBRA, the portion of COBRA premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to termination during the 18 months following termination, at our expense. Any unvested stock options will cease vesting, and any vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.

Death or Disability. If Mr. Johnson’s employment is terminated due to death or disability, he will be entitled to his Pro Rata Annual Bonus. Any unvested stock options will cease vesting, and any vested stock options will remain exercisable until the earlier of (i) the date one year following termination and (ii) the expiration of the original option term.

Mr. Galassini

Voluntary Resignation Without Good Reason. If Mr. Galassini voluntarily terminates his employment without good reason, he will not be entitled to any payments or benefits. Any unvested stock options will cease vesting, and any vested stock options will remain exercisable until the earlier of (i) the date 30 days following termination and (ii) the expiration of the original option term.

Termination for Cause. If we terminate Mr. Galassini’s employment for cause, he will not be entitled to any payments or benefits. Any outstanding stock options will cease to be exercisable and will be forfeited.

Termination without Cause or for Good Reason. If we terminate Mr. Galassini’s employment without cause or Mr. Galassini voluntarily terminates his employment for good reason, he will be entitled to: (i) 12 months of base salary, (ii) a Pro Rata Annual Bonus and (iii) if he timely elects continuation coverage under COBRA, the portion of COBRA premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to termination during the 12 months following termination, at our expense. Any unvested stock options will cease vesting, and any vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.

Termination without Cause or for Good Reason in Connection with a Change in Control. If there is a change in control and within one year of the change in control we terminate Mr. Galassini’s employment without cause or Mr. Galassini voluntarily terminates his employment for good reason, he will be entitled to: (i) 24 months of base salary, (ii) a Pro Rata Annual Bonus and (iii) if he timely elects continuation coverage under COBRA, the portion of COBRA premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to termination during the 18 months following termination, at our expense. Any unvested stock options will cease vesting, and any vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.

Death or Disability. If Mr. Galassini’s employment is terminated due to death or disability, he will be entitled to his Pro Rata Annual Bonus. Any unvested stock options will cease vesting, and any vested stock options will remain exercisable until the earlier of (i) the date one year following termination and (ii) the expiration of the original option term.

Sunshine Silver Mines Corporation Long Term Incentive Plan

We have adopted the Sunshine Silver Mines Corporation Long Term Incentive Plan, or the LTIP, which allows us to grant an array of equity-based awards to our NEOs, other employees, consultants and non-employee directors. The purpose of the LTIP is to recognize the contributions made by our employees, consultants and directors and provide these individuals with an additional incentive to use maximum efforts for the future success of the Company. Stock options granted to Messrs. Orr, Johnson and Galassini in 2011, as disclosed above, were granted under the LTIP. A total of 413,600 stock options were granted in 2011. These options have been cancelled, and new option grants have been made. See “—Stock Option Grants.”

Plan Term. The LTIP expires after ten years, unless prior to that date the maximum number of shares available for issuance under the LTIP has been issued or our Board of Directors terminates the LTIP.

Authorized Shares. Subject to adjustment as described below, 7,000,000 shares of our common stock are available for awards to be granted under the LTIP. The number of shares that may be issued pursuant to stock awards (i.e., awards in the form of shares of our common stock, including restricted stock and share-settled restricted stock units which may be issued in tandem) may not exceed 7,000,000, and the number of shares that may be issued pursuant to incentive stock options may not exceed 7,000,000. Following the time at which the Company becomes subject to the deduction limitations of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, no employee of the Company may receive under the LTIP in any calendar year stock options and stock appreciation rights that relate to more than 200,000 shares, stock awards that relate to more than 200,000 shares or cash awards or cash-settled restricted stock units having a value determined on the grant date in excess of $5,000,000. If a stock option or stock appreciation right expires or otherwise terminates without having been exercised in full, or if any shares subject to a stock award are forfeited, the shares for which the stock option or stock appreciation right was not exercised or the shares so forfeited will again be available for issuance under the LTIP.

Administration. Our Board of Directors administers the LTIP and may also designate a committee composed of two or more non-employee directors to administer the LTIP. Any such committee so designated by our Board of Directors to administer the LTIP will comply with the legal requirements (if any) relating to the administration of the types of awards granted under the LTIP imposed by applicable corporate and securities laws, the Code and any stock exchange or national market system on which our common stock is then listed or traded. Our Board of Directors (or the designated committee) has authority to select individuals to whom awards are granted, determine the types of awards and terms and conditions of awards (including applicable vesting periods), and construe and interpret the LTIP and awards under it.

Types of Awards. The LTIP provides for grants of stock options, stock appreciation rights, stock awards, cash awards and performance awards.

•

Stock Options. A stock option is a contractual right to purchase shares at a future date at a specified exercise price. Generally, the per share exercise price of a stock option will be determined by our Board of Directors (or the designated committee) but may not be less than the closing price of a share of our common stock on the grant date. No stock option will be exercisable more than ten years from the grant date. Stock options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Code.

•

Stock Appreciation Rights. A stock appreciation right is a contractual right to receive, in cash or shares, an amount equal to the appreciation of a specified number of shares of our common stock from the grant date. Any stock appreciation right will be granted subject to the same terms and conditions as apply to stock options, as described above.

•

Stock Awards. A stock award is an award in the form of shares of our common stock, including restricted stock and share-settled restricted stock units. Our Board of Directors (or the designated committee) will determine the terms, conditions and limitations applicable to any stock award, including vesting or other restrictions.

•	Cash Awards. A cash award is an award denominated in cash.

•

Performance Awards. A performance award is an award that is subject to the attainment of one or more performance goals, which will be set by our Board of Directors (or the designated committee). Our Board of Directors (or the designated committee) will also determine the terms, conditions and limitations applicable to any performance award. Performance awards that are intended to qualify as qualified performance-based compensation under Section 162(m) of the Code will be paid, vested or otherwise deliverable solely on the account of the attainment of one or more pre-established, objective performance goals, which will include revenue and income measures, expense measures, operating measures, cash flow measures, liquidity measures, leverage measures, market measures, return measures, corporate value measures and other measures such as those relating to acquisitions or dispositions.

Eligibility. Our employees, consultants and non-employee directors are eligible to receive awards under the LTIP, except that incentive stock options may only be granted to our employees.

Adjustments. In the event of any subdivision or consolidation of outstanding shares of our common stock, declaration of a dividend payable in shares of our common stock or other stock split, our Board of Directors (or the designated committee) will proportionately adjust the terms of any outstanding awards and the number of shares issuable under the LTIP. In the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting our common stock or any distribution to holders of our common stock of securities or property (other than normal cash dividends or dividends payable in our common stock), our Board of Directors (or the designated committee) will proportionately adjust the terms of any outstanding awards and the number of shares issuable under the LTIP to the extent necessary to maintain the proportionate interest of the award holders and preserve, without exceeding, the value of such awards. In addition, in the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, our Board of Directors may make such adjustments to awards or other provisions for the disposition of awards as it deems equitable, and will be authorized to provide for the substitution or assumption of awards, the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, awards, or the cash-out of awards.

Termination of Service and Change in Control. Upon a participant’s termination of service, any unexercised, unvested or unpaid awards will be treated as set forth in the applicable award agreement. In the event of a change in control where stock options or stock appreciation rights are not continued, assumed (or substituted) by the Company (or surviving corporation or ultimate parent corporation in a change in control), unless otherwise provided in an applicable award agreement, our Board of Directors (or the designated committee) may provide for full or partial vesting or cash-out of any outstanding stock options or stock appreciation rights. Our Board of Directors (or the designated committee) may also provide in the applicable award agreement the terms and conditions that relate to the lapse of any restrictions on shares subject to any stock awards in the event of a change in control.

Amendment and Termination. Our Board of Directors (or the designated committee) has the right to amend award agreements issued to a participant, subject to the participant’s consent if such amendment is not favorable to the participant. Our Board of Directors may amend, suspend or terminate the LTIP, but no such amendment or termination will be made which would adversely affect any outstanding awards without the written consent of the affected participants. In addition, to the extent necessary to comply with Section 422 of the Code, Section 16b-3 of the Exchange Act or any other applicable law or regulation, including the requirements of any stock exchange or national market system on which our common stock is then listed, the Company will obtain shareholder approval of any plan amendment or termination.

Sunshine Silver Mines Corporation Annual Incentive Plan

We have adopted the Sunshine Silver Mines Corporation Annual Incentive Plan, under which our NEOs and other employees are eligible to receive annual cash bonuses. The purpose of the plan is to incentivize our executives and other employees to attain annual performance objectives, thereby furthering our best interests and those of our shareholders.

Eligibility. Each of our employees is eligible to receive an annual cash bonus under the plan for each fiscal year. Each employee who is employed for less than a full fiscal year will be eligible for a pro rata bonus for the year.

Executive Officer Bonuses. For each fiscal year, the Compensation and Nominating Committee will:

•	identify each executive officer who is eligible for an annual cash bonus under the plan;

•

establish objective criteria for determining the bonus payable to each executive officer based on his or her base salary, a specified target bonus percentage, specified key performance indicators, individual performance goals and/or any other objective criteria that the Compensation and Nominating Committee deems appropriate, including, without limitation, performance goals based on the performance measures enumerated in our LTIP and summarized above (see “—Sunshine Silver Mines Corporation Long Term Incentive Plan”); and

•

approve the actual amount of the bonus payable to each executive officer based on the attainment of the applicable objective criteria, which amount the Compensation and Nominating Committee may decrease based on such subjective criteria as the Compensation and Nominating Committee deems appropriate, including without limitation, such executive officer’s individual performance. At the discretion of the Committee, bonuses may be payable in either cash or Deferred Stock Units of equal value.

Staff Bonuses. For each fiscal year, the Compensation and Nominating Committee will approve a bonus pool for employees who are not executive officers. The amount of the bonus pool will be based on the employees’ base salaries, specified target bonus percentages, specified key performance indicators, individual performance goals and/or any other objective criteria that the Compensation and Nominating Committee deems appropriate, including, without limitation, performance goals based on the performance measures enumerated in our LTIP and summarized above (see “—Sunshine Silver Mines Corporation Long Term Incentive Plan”). The aggregate amount of the employees’ bonuses for a fiscal year may not exceed the amount of the bonus pool approved by the Compensation and Nominating Committee for the year.

Maximum Annual Bonus. The plan specifies that the maximum amount of annual cash bonus that can be paid under the plan to any eligible employee for a single fiscal year will not exceed $10 million.

Amendment and Termination. The Compensation and Nominating Committee may amend or terminate the plan at any time.

Settlement of Bonus Awards. The Compensation and Nominating Committee may, in its discretion, settle bonuses paid under the plan in the form of equity.

Director Compensation

On September 7, 2011, in expectation of our initial public offering, we increased the size of our Board of Directors from three to nine members and instituted a director compensation policy. The director compensation policy as described below does not apply to Stephen Orr, our Executive Chairman and Chief Executive Officer, whose compensation is set forth above in this “Executive and Director Compensation.” Prior to September 7, 2011, our directors were not compensated by us.

Pursuant to our director compensation policy, each Board member will receive an annual cash retainer of $35,000 for Board service. Board members will also receive $1,500 for each Board and committee meeting attended (whether in person or by telephone), provided that directors who must travel inter-continentally to attend a Board or committee meeting in person will receive an additional $2,500. Directors who chair the Audit Committee and Compensation and Nominating Committee will each receive an additional annual retainer of $14,000 and directors who chair any other standing committee of the Board will each receive an additional annual retainer of $7,000. It is currently anticipated that our Board committees will not be established until the time of our initial public offering. Following our initial public offering, we intend to implement a directors’ compensation deferral plan under which our directors will be able to defer their annual cash retainers and receive such deferred retainers in shares of our common stock.

In addition, on October 30, 2012, each director was approved to receive (i) as an initial grant, an option to purchase a number of shares of our common stock with a Black-Scholes value of $100,000, (ii) for services performed prior to the 2012 annual meeting of stockholders, an option to purchase a number of shares of our common stock with a Black-Scholes value of $100,000 and (iii) for services performed during the period from October 30, 2012 until the 2013 annual meeting of stockholders, an option to purchase a number of shares of our common stock with a Black-Scholes value of $100,000 multiplied by a fraction, the numerator of which will be the number of months from October 30, 2012 to the date of our next scheduled annual meeting of stockholders in 2013 and the denominator of which will be 12. The first half of these options was granted on October 30, 2012, with an exercise price of $13.83, which is no less than the fair market value of our common stock on October 30, 2012. The second half of these options will be granted on the initial public offering pricing date, if, no later than January 31, 2013, the Board has approved the initial public offering or has determined that such offering is likely to be effective within a reasonable time following that date, or on January 30, 2013, if the Board has not approved the initial public offering or determined that such offering will likely be effective within a reasonable time following that date.

The number of shares of our common stock and vesting schedule underlying the October 30, 2012 option awards granted to the directors are as follows:

Director	Shares Underlying Options	Vesting Schedule	Vesting Start Date
John Ellis	5,537	Immediately Vested	—
	5,537	Immediately Vested	—
	3,230	8 1/3% per month over one year	October 30, 2012
Marc Faber	5,537	Immediately Vested	—
	5,537	Immediately Vested	—
	3,230	8 1/3% per month over one year	October 30, 2012
Wayne Kirk	5,537	Immediately Vested	—
	5,537	Immediately Vested	—
	3,230	8 1/3% per month over one year	October 30, 2012
William Natbony	5,537	Immediately Vested	—
	5,537	Immediately Vested	—
	3,230	8 1/3% per month over one year	October 30, 2012
Michael S. Parrett	5,537	Immediately Vested	—
	5,537	Immediately Vested	—
	3,230	8 1/3% per month over one year	October 30, 2012
David Peat	5,537	Immediately Vested	—
	5,537	Immediately Vested	—
	3,230	8 1/3% per month over one year	October 30, 2012
Robert A. Quartermann	5,537	Immediately Vested	—
	5,537	Immediately Vested	—
	3,230	8 1/3% per month over one year	October 30, 2012
Diana Walters	5,537	Immediately Vested	—
	5,537	Immediately Vested	—
	3,230	8 1/3% per month over one year	October 30, 2012

Beginning at the annual meeting of stockholders in 2013 and at each annual meeting of shareholders thereafter, each director will be granted an option to purchase a number of shares of our common stock with a Black-Scholes value of $100,000. The exercise of such option will be the fair market value of our common stock on the date of grant.

2011 Director Compensation

Name (a) (1)	Fees Earned or Paid in Cash ($) (b)(2)	Total ($) (h)(2)
John Ellis	16,167	16,167
Marc Faber	20,667	20,667
Wayne Kirk	22,167	22,167
William Natbony	17,667	17,667
Michael S. Parrett	19,167	19,167
David Peat	19,167	19,167
Robert A. Quartermain(3)	20,667	20,667
Diana Walters	17,667	17,667

(1)	Compensation for Stephen Orr, our Executive Chairman and Chief Executive Officer, is not reflected herein as such compensation is fully reflected in “—2011 Summary Compensation Table” above.
(2)	The amount in this column reflects the prorated amount since September 7, 2011, plus any additional prorated annual amounts for chairs of the Audit Committee and Compensation and Nominating Committee and fees for Board and committee meetings during 2011.
(3)	Robert A. Quartermain served as a director during 2011 and resigned from the Board effective December 13, 2012. Mr. Quartermain resigned in order to meet the increasing time commitments required in his role as President and Chief Executive Officer of Pretium Resources, a gold mining company. Mr. Quartermain will continue to serve the Company in an advisory capacity.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of the transactions we have engaged in since January 1, 2008 with our directors and officers and beneficial owners of more than five percent of our voting securities and their affiliates.

Formation and Merger

On February 22, 2011, Los Gatos Ltd. entered into an Agreement and Plan of Merger and Amalgamation, or the Merger Plan, with Sunshine Silver. Both entities were indirectly majority-owned by trusts primarily for the benefit of members of the immediate family of Dr. Kaplan. Pursuant to the Merger Plan, Los Gatos Ltd. merged and was amalgamated with and into Sunshine Silver and the separate corporate existence of Los Gatos Ltd. ceased. Each outstanding preferred share and each issued and outstanding ordinary share of Los Gatos Ltd. was converted into approximately 0.15517 shares of our common stock. In addition, as a result of the Merger Plan, existing outstanding options to purchase one share of Los Gatos Ltd. ordinary shares were converted into an option to purchase approximately 0.15517 shares of our common stock at an exercise price of $2.32 per share.

Capital Contributions and Equity Financings

During the period from October 2, 2009 through December 31, 2009, individuals associated with various related entities purchased 11,425,956 ordinary shares of Los Gatos Ltd. at a price of $0.01 per share (including Philip Pyle, our Vice President Exploration, who purchased 603,015 ordinary shares and Mr. Natbony, our Director, who purchased 3,180,879 ordinary shares). In addition, Los Gatos Ltd. issued 12,000,000 shares to related individuals in payment for services. In June 2011, in consideration for Mr. Pyle accepting employment with Sunshine Silver, we amended his share purchase agreement so that the shares subject to a repurchase option may, in the event of his termination, be repurchased at the option of CGT Management Ltd., or CGT, for 100% of their fair market value.

In July 2011, certain employees and consultants of Tigris Financial Group, Ltd., or Tigris Ltd., a stockholder of the Company, and Electrum Ltd., an affiliate of the Company, agreed to enter into lock-up agreements restricting their ability to sell shares for a period of 180 days following the date of this prospectus. In consideration for the entry into such lock-up agreements, we agreed to amend share purchase agreements and share award agreements between the Company, Tigris Financial (International) L.P., or Tigris L.P., and such employees and consultants.

Pursuant to such amendments, shares held by employees of Tigris Ltd., including shares held by a trust of which our Director, Mr. Natbony, is the trustee, will no longer be subject to transfer restrictions or a repurchase option following expiration of the lock-ups. Additionally, pursuant to such amendments (i) 60% of the shares held by each employee of Electrum Ltd. and each consultant of Tigris Ltd. will no longer be subject to transfer restrictions or a repurchase option following expiration of the lock-ups and (ii) 40% of the shares held by each employee of Electrum Ltd. and each consultant of Tigris Ltd. will be subject to transfer restrictions and a repurchase option until July 1, 2012; reducing to 20% of the shares starting on July 1, 2012 and, commencing on July 1, 2013, no such shares will be subject to restrictions.

In the past, Los Gatos Ltd. maintained loan agreements and advances with CGT, one of our stockholders, and GRAT Holdings LLC (the parent of a current shareholder). See footnote 8 to our audited and unaudited consolidated financial statements. During 2009, Los Gatos Ltd. issued 1,383,682 ordinary shares and 53,901,115 preferred shares to CGT in satisfaction of $553,000 of such indebtedness. During 2009, Los Gatos Ltd. also settled $527,000 due to CGT through the issuance of 52,715,203 preferred shares. During 2010, Los Gatos Ltd. reduced related-party debt to CGT by $5.4 million as consideration for the exercise of 14,934,227 options in lieu of the stated exercise price of such options. In January 2011, the $31.2 million principal and accrued interest outstanding under these loan arrangements was exchanged for 14,542,512 preferred shares of Los Gatos Ltd. and the obligations were cancelled.

Effective as of May 11, 2010, the two members of Electrum Silver Holdings LLC’s parent, who at the time were direct members of Precious Metals Opportunities LLC, transferred 2% each of their respective interests in Precious Metals Opportunities LLC (totaling 4%) to Tigris Ltd., one of our existing stockholders.

During the years ended December 31, 2011 and 2010, the members of Precious Metals Opportunities LLC, which included the current members of Electrum Silver Holdings LLC’s parent and Tigris Ltd., contributed $1.0 million and $36.0 million, over the respective time periods, as capital contributions to Precious Metals Opportunities LLC. On February 2, 2011, these capital contributions were converted into an aggregate of 20,000,000 shares of our common stock when Precious Metals Opportunities LLC converted to a Delaware corporation and became Sunshine Silver.

On March 8, 2011, we sold 8,318,264 shares of our common stock at a price of $13.825 per share for a total consideration of $115.0 million to Liberty Metals & Mining (pricing terms were agreed upon in December 2010). In connection with this sale, we entered into a stockholders agreement with certain of our stockholders, which provides certain rights to such holders of our stock, including a preemptive right in favor of Liberty Metals & Mining. The preemptive right does not apply to this offering. In accordance with its terms, the stockholders agreement, including Liberty Metals & Mining’s preemptive right, will terminate in connection with the closing of this offering. On June 1, 2011, Liberty Metals & Mining exercised its preemptive right pursuant to the stockholders agreement, purchasing an additional 527,313 shares of our common stock for total consideration of $7.3 million. Upon the purchase, Liberty Metals & Mining owned 15% of our outstanding common stock.

Between April and May 2011, we sold a total of 95,000 shares of our common stock at a price per share of $13.825 to Ozorrus Investments Limited, an entity affiliated with Stephen Orr, our Executive Chairman and Chief Executive Officer. In connection with the sales, we and the Electrum parties entered into a letter agreement and a subscription agreement with each of the stockholders. The agreements provide the stockholder with certain rights and restrictions with respect to the shares, and certain of the terms of the agreements will terminate in connection with the closing of this offering.

On May 2, 2011, certain of our existing Electrum stockholders sold a total of 37,257 shares of our common stock at a price per share of $13.825 to certain key employees of Tigris Ltd. and Electrum party affiliates, including to our current Director Mr. Natbony. In connection with the stock transfers, the transferees entered into letter agreements with us and the Electrum parties which contain certain rights and restrictions with respect to the shares. Certain of the terms of the letter agreements will terminate in connection with the closing of this offering.

Services Agreements

Effective January 1, 2008, Los Gatos Ltd. entered into a services agreement with Tigris L.P., one of our stockholders. The agreement was not negotiated on an arm’s-length basis and was entered into prior to us adopting our related party transaction policy. Pursuant to the agreement, Tigris L.P. agreed to provide Los Gatos Ltd. assistance with services, consisting primarily of business and financial advice with respect to the strategic business development and corporate finance activities of Los Gatos Ltd. and its subsidiaries. The services agreement included rights of termination with or without cause upon 30 days’ prior written notice by either party. The agreement included indemnification provisions by Los Gatos Ltd. in favor of Tigris L.P., its affiliates, and each of their officers, directors, employees, partners, shareholders and related persons against all claims, losses, damages, liabilities and expenses (including reasonable attorney’s fees) incurred by Tigris L.P. arising out of or related to the performance by Tigris L.P. of the services pursuant to the agreement. This agreement was terminated on August 1, 2011.

Effective May 11, 2010, Silver Opportunity Partners LLC, or SOP, a wholly-owned subsidiary of Precious Metals Opportunities LLC entered into a services agreement with Tigris Ltd., one of our stockholders. The agreement was not negotiated on an arm’s-length basis and was entered into prior to us adopting our related party transaction policy. Pursuant to the agreement, Tigris Ltd. agreed to provide SOP assistance with services, including: general business; investment, management and/or financial advice; internal bookkeeping services; general administrative services; network and communications services; supervision of outside service providers; and such other services as SOP and Tigris Ltd. may agree to from time to time. The agreement included indemnification provisions by SOP in favor of Tigris Ltd. and its owners, affiliates, officers, directors, employees, agents and representatives against all claims, losses, damages, liabilities and expenses (including reasonable attorney’s fees) incurred by Tigris Ltd. arising out of or related to the performance by Tigris Ltd. of the services pursuant to the agreement. On August 1, 2011, this agreement was assigned to Sunshine Silver Mines Corporation, which replaced SOP as a party, and the agreement was revised so that it can be terminated only upon the mutual consent of the parties. This agreement was terminated on December 31, 2011.

Effective March 1, 2011, we entered into a services agreement with Tigris Ltd. The agreement was not negotiated on an arm’s-length basis and was entered into prior to us adopting our related party transaction policy. Pursuant to the agreement, Tigris Ltd. agreed to provide us assistance with services, including: general business; investment, management and/or financial advice; internal bookkeeping services; general administrative services; network and communications services; supervision of outside service providers; and such other services as we and Tigris Ltd. may agree to from time to time. We agreed to pay Tigris Ltd. at cost for any out-of-pocket expenses incurred by them. Tigris Ltd. is not entitled to any additional, or other forms of, consideration for its services. The services agreement included rights of termination with or without cause upon 30 days’ prior written notice by either party. The agreement included indemnification provisions by us in favor of Tigris Ltd. and its owners, affiliates, officers, directors, employees, agents and representatives against all claims, losses, damages, liabilities and expenses (including reasonable attorney’s fees) incurred by Tigris Ltd. arising out of or related to the performance by Tigris Ltd. of the services pursuant to the agreement. This agreement was terminated on August 1, 2011.

Pursuant to these services agreements, the Company paid $1,003,000, $1,000,000 and $375,000 for the years ending December 31, 2011, 2010 and 2009, respectively. In addition, pursuant to the services agreement between Los Gatos Ltd. and Tigris L.P., on October 2, 2009 Los Gatos Ltd. made a one-time grant to Tigris L.P. of 4,771,318 ordinary shares (valued at $48,000) in the capital of Los Gatos Ltd., free of any restrictions on transferability.

Effective January 1, 2012, we entered into a services agreement with The Electrum Group LLC. The agreement was not negotiated on an arm’s-length basis and was entered into prior to us adopting our related party transaction policy. Pursuant to the agreement, The Electrum Group LLC agreed to provide us assistance with services, including: strategic business advice, preparation and review of banking and investor presentations, financial modeling, and assistance with identification and selection of executives and senior staff and such other services as we and The Electrum Group LLC may agree to from time to time. The agreement included indemnification provisions by us in favor of The Electrum Group LLC and its owners, affiliates, officers, directors, employees, agents and representatives against all claims, losses, damages, liabilities and expenses (including reasonable attorney’s fees) incurred by The Electrum Group LLC arising out of or related to the performance by The Electrum Group LLC of the services pursuant to the agreement. We agreed to pay $500,000 per annum for services under the agreement. Effective July 1, 2012, payments under this agreement were indefinitely suspended and the payments will not accrue during the suspension period.

Exploration Activity

From time to time, we have receivables from or payables to other related parties under common control of Electrum in the normal course of our exploration activities. These typically represent expenditures incurred by one party but paid by another. These amounts are settled by cash payment. As of December 31, 2011, 2010 and 2009 total receivables outstanding from these activities were approximately $51,000, $30,000 and $0, respectively, and total payables outstanding from these activities were approximately $48,000, $9,000 and $39,000, respectively.

On July 31, 2012 our board of directors approved the sale of our membership interest in Calico Exploration LLC, or Calico, including all associated right, title and interest in mining claims and other properties held by Calico to an affiliate of The Electrum Group LLC. We had previously acquired the Calico rights from The Electrum Group LLC pursuant to an assignment of The Electrum Group LLC’s rights to acquire an interest in a group of exploration properties and mining claims under a prospecting agreement that The Electrum Group LLC has with La Cuesta International Inc. The transfer was effective as of October 1, 2012. The consideration to be paid by The Electrum Group LLC will be all costs incurred by us in connection with the formation of Calico and acquisition of the exploration properties held by Calico. We estimate that this amount will be approximately $400,000.

Stockholders Agreement

Prior to the consummation of this offering, we will enter into a stockholders agreement with Electrum and Liberty Metals & Mining pursuant to which Electrum and Liberty Metals & Mining have the right to nominate members of our Board of Directors. Upon the consummation of this offering, Electrum will have the right to nominate: (a) a majority of members of our Board of Directors so long as Electrum beneficially owns in the aggregate at least 35% of the then outstanding shares of our common stock and (b) one member of our Board of Directors so long as Electrum beneficially owns in the aggregate (x) less than 35% of the then outstanding shares of our common stock and (y) at least 5% of the then outstanding shares of our common stock. Liberty Metals & Mining will have the right to nominate one member of our Board of Directors for as long as they own at least 5% of the then outstanding shares of our common stock. The nominees of Electrum and Liberty Metals & Mining will need to be approved by the Board of Directors and elected at the annual meeting of stockholders. See “Management—Board Composition.”

The stockholders agreement will also provide that for so long as Electrum owns at least 35% of the then outstanding shares of our common stock, certain actions by us will require the approval of Electrum in addition to any other vote by our Board or stockholders. The actions requiring Electrum approval include:

•	change of control transactions,

•	the acquisition or sale of any asset or any joint venture investment in excess of $100 million,

•	the incurrence of indebtedness in excess of $100 million,

•	making any loan, advance or capital contribution in excess of $100 million,

•	equity issuances in excess of $100 million,

•	hiring or removing the executive chairman, chief executive officer, chief financial officer or chief operating officer,

•	liquidation, reorganization or bankruptcy proceedings involving us or our material subsidiaries, and

•	approval of the capital expenditure budget for any fiscal year.

In addition, we have agreed to indemnify Electrum and Liberty Metals & Mining from any losses arising directly or indirectly out of Electrum’s and Liberty Metals & Mining’s actual, alleged or deemed control or ability to influence control of us or the actual or alleged act or omission of Electrum’s and Liberty Metals & Mining’s director nominees, including any act or omission in connection with this offering.

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into a registration rights agreement with Electrum, Liberty Metals & Mining and substantially all our other existing stockholders. Pursuant to the registration rights agreement, Electrum and Liberty Metals and Mining may require us to file a registration statement under the Securities Act with respect to their shares following the expiration of the lock-up period described under “Shares Eligible for Future Shareholders—Lock-Up Agreements.” We are not obligated to effect more than three demand registrations within a 12 month period. All stockholders under the registration rights agreement are entitled to piggyback registration rights with respect to any registration initiated by us or another stockholder or stockholders after the consummation of this offering and will continue to hold this right until they transfer their shares.

Indemnity Agreements

In connection with this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Statement of Policy on Related Person Transactions

Prior to the closing of this offering we will adopt a related party transaction policy designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure, approval and resolution of any real or potential conflicts of interest that may exist from time to time. This policy will provide, among other things, that all related party transactions will be ratified and approved by disinterested members of our Board of Directors after receiving a recommendation from the Audit Committee that the transaction is fair, reasonable and within our policy. In making its recommendation, the Audit Committee will consider each related person transaction in light of all relevant factors, including without limitation the benefits of the transaction to us, the terms of the transaction and whether they are arm’s length and in the ordinary course of our business, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction, and other facts and circumstances that bear on the materiality of the related person transaction under applicable law and NYSE standards.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of December 18, 2012, by:

•	each person whom we know to own beneficially more than 5% of our common stock;

•	each of our directors and named executive officers individually; and

•	all of our directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes shares issuable pursuant to stock options that are exercisable within 60 days of December 18, 2012. Shares issuable pursuant to stock options are deemed outstanding for purposes of computing the percentage ownership of the person holding such options but are not outstanding for purposes of computing the percentage ownership of any other person. The percentage of beneficial ownership for the following table is based on 58,810,113 shares of common stock outstanding as of December 18, 2012, and              shares of common stock outstanding after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares. Unless otherwise indicated, the address for each listed stockholder is: c/o Sunshine Silver Mines Corporation, 370 17th Street, Suite 3800, Denver, CO, 80202. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number	Percent	Number	Percent
Executive Officers and Directors:
Stephen Orr(1)	225,000	*
Roger Johnson(2)	34,687	*
John Galassini(3)	54,375	*
Philip Pyle (4)	119,072	*
Jeffrey Reeser(5)	24,375	*
John Ellis(6)	11,343	*
Marc Faber(6)	11,343	*
Wayne Kirk(6)	11,343	*
William Natbony(6)(7)(8)(10)	508,547	*
Michael S. Parrett(6)	11,343	*
David Peat(6)	11,343	*
Diana Walters(6)	11,343	*
All executive officers and directors as a group (12 persons)	1,034,114	1.76%

Greater than 5% Stockholders:
Electrum:
CGT Management Ltd.(10)	21,009,506	35.7%
Electrum Silver Holdings LLC(8)	19,200,000	32.6%
Tigris Group of Companies(9)	1,473,124	2.5%

Total	41,682,630	70.8%
Liberty Metals & Mining Holdings, LLC(11)	8,845,577	15.0%

*	Represents beneficial ownership of less than 1%.
(1)	Consists of 75,000 shares of our common stock held by Ozorrus Investments Limited, in which Stephen Orr is a beneficiary. Does not include 450,000 shares of our common stock issued pursuant to employee stock options that are not exercisable within 60 days. See “Executive and Director Compensation—Stock Option Grants.” The address for Ozorrus Investments Limited is 84 Hales Oven Avenue, Mount Eden, Auckland, New Zealand 1041.

(2)	Does not include 104,062 shares of our common stock issued pursuant to employee stock options that are not exercisable within 60 days.
(3)	Does not include 163,125 shares of our common stock issued pursuant to employee stock options that are not exercisable within 60 days.
(4)	Does not include 76,500 shares of our common stock issued pursuant to employee stock options that are not exercisable within 60 days.
(5)	Does not include 73,125 shares of our common stock issued pursuant to employee stock options that are not exercisable within 60 days.
(6)	Does not include an option to purchase 2,961 shares of our common stock to be granted to each of our Directors. See “Executive and Director Compensation—Director Compensation.”
(7)

Consists of 497,204 shares of common stock held by trusts, of which Mr. Natbony is the sole trustee and over which shares Mr. Natbony holds sole voting and dispositive power. Mr. Natbony is a member of our Board of Directors. Mr. Natbony’s address is 535 Madison Avenue, 12th Floor, New York, NY 10022.

(8)

Mr. Natbony is the manager of Electrum Silver Holdings LLC and GRAT Holdings LLC, which principally owns and controls Electrum Silver Holdings LLC. GRAT Holdings LLC is owned by trusts for the benefit of members of the family of Dr. Thomas Kaplan, of which trusts Mr. Natbony is the trustee. Dr. Kaplan and his wife may be deemed to have beneficial ownership of such shares. Mr. Natbony disclaims beneficial ownership of the shares held by Electrum Silver Holdings LLC, except to the extent of his pecuniary interest therein. The address for each of Electrum Silver Holdings LLC and GRAT Holdings LLC is 535 Madison Avenue, 12th Floor, New York, NY 10022.

(9)

Consists of 765,637 shares held by Tigris Financial Group Ltd. and 707,487 shares held by Tigris Financial (International) L.P. Tigris Financial Group Ltd. is owned and controlled by Dr. Kaplan, who is deemed the beneficial owner of such shares as a result of his indirect voting and dispositive powers over such shares. Mr. Natbony is the Chairman of Tigris Financial Group Ltd. Tigris Financial (International) L.P. is controlled by its general partner, Tigris Management Ltd., which is owned and controlled by Dr. Kaplan, who is deemed the beneficial owner of such shares as a result of his indirect voting and dispositive power over such shares. The address for Tigris Financial Group Ltd. is 535 Madison Avenue, 12th Floor, New York, NY 10022. The address for Tigris Financial (International) L.P. and Tigris Management Ltd. is 65 Front Street, Hamilton, Bermuda.

(10)	CGT Management Ltd. is owned and controlled by Butterfield Trust (Bermuda) Limited, or Butterfield, as trustee of a trust primarily for the benefit of members of the family of Dr. Thomas Kaplan. Mr. Natbony has the power to remove and replace the trustee of such trust. The directors and control persons of CGT Management Ltd. are Annette Holloway and Martin Pollack. Each of Butterfield, Mr. Natbony, Ms. Holloway and Mr. Pollack disclaims beneficial ownership of the shares held by CGT Management Ltd. except to the extent of their pecuniary interest therein. The address for CGT Management Ltd. is 65 Front Street, Hamilton, Bermuda.
(11)

Liberty Metals & Mining Holdings, LLC is an indirect wholly owned subsidiary of Liberty Mutual Holding Company Inc. The address for each of Liberty Metals & Mining Holdings, LLC and Liberty Mutual Holding Company Inc. is 175 Berkeley Street, 18th Floor, Boston, MA 02116.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Following this offering, our authorized capital stock will consist of             shares of common stock, par value $0.001 per share, and              shares of preferred stock, par value $             per share.

Common Stock

Common stock outstanding. As of September 30, 2012 there were 58,810,113 shares of common stock outstanding which were held of record by 37 stockholders. There will be             shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered hereby. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except on matters relating solely to terms of preferred stock.

Dividend rights. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our Board of Directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.

Certain Amended and Restated Certificate of Incorporation and ByLaw Provisions

Opt-Out of Section 203 of the DGCL

We have expressly elected not to be governed by the “business combination” provisions of Section 203 of the DGCL, until such time as Electrum ceases to own more than 50% of our outstanding common stock, after which we will be governed by those provisions. Section 203 prohibits a person who acquires more than 15% but less than 85% of all classes of our outstanding voting stock without the approval of our Board of Directors from merging or combining with us for a period of three years, unless the merger or combination is approved by a two-thirds vote of the shares not owned by such person. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors that will apply after Electrum ceases to own more than 50% of our outstanding common stock.

Limits on Written Consents

Prior to a transaction or series of transactions that results in Electrum ceasing to own more than 50% of our outstanding common stock, the stockholders may amend our Amended and Restated Certificate of Incorporation in any manner as permitted by the DGCL.

Following Electrum ceasing to own more than 50% of our outstanding common stock, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock.

Limits on Special Meetings

Special meetings of the stockholders may be called at any time only by the secretary at the direction of our Board of Directors pursuant to a resolution adopted by the Board of Directors or by Electrum until it ceases to own more than 50% of our outstanding common stock.

Corporate Opportunities

Our Amended and Restated Certificate of Incorporation provides that we renounce any interest in the business opportunities of Electrum and Liberty Metals & Mining and of our directors who are affiliated with Electrum or Liberty Metals & Mining, other than directors employed by us, and that neither our directors affiliated with Electrum or Liberty Metals & Mining, other than directors employed by us, nor Electrum or Liberty Metals & Mining have any obligation to offer us those opportunities. Electrum and Liberty Metals & Mining and any of our directors who are affiliated with them other than directors employed by us may, in the past, present or future, carry out and engage in any and all activities associated with any business, including, without limitation, any mining business.

Amendments to our Governing Documents

Generally, the amendment of our Amended and Restated Certificate of Incorporation requires approval by our Board of Directors and the vote of holders of more than 50% of the votes entitled to be cast by the outstanding capital stock in the election of our Board of Directors (which amount shall be raised to 66 2/3% of our outstanding capital stock following the time that Electrum ceases to own more than 50% of our outstanding common stock). Any amendment to our Amended and Restated Bylaws requires the approval of either a majority of our Board of Directors or holders of more than 50% of the votes entitled to be cast by the outstanding capital stock in the election of our Board of Directors (which amount shall be raised to 66 2/3% of our outstanding capital stock following the time that Electrum ceases to own more than 50% of our outstanding common stock).

Board of Directors

Initially, our Board of Directors will consist of a single class of directors each serving one year terms. Following Electrum ceasing to own more than 50% of our outstanding common stock, our Board of Directors will be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms (other than directors that may be elected by holders of preferred shares, if any).

Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws provide that at such date that Electrum ceases to own more than 50% of our outstanding common stock, directors may be removed only for cause and only by the affirmative vote of the holders of 66 2/3% of our outstanding voting stock, voting together as a single class, unless approved by our Board of Directors, in which case such removal for cause shall require the affirmative vote of the holders of more than 50% of our outstanding voting stock, voting together as a single class. Prior to that date, directors may be removed by holders of a majority of our outstanding voting stock, voting together as a single class. Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws provide that any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors, may be filled by vote of a majority of our directors then in office. Furthermore, our Amended and Restated Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of our Board of Directors.

Listing

The Company will list the common stock on the New York Stock Exchange under the symbol “SSMC.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is Computershare Trust Company, N.A.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a discussion of the material U.S. federal income and estate tax consequences that apply to you if you are a “non-U.S. holder,” as defined below, who beneficially owns our common stock but does not own, and has not owned, actually or constructively, more than 5% of our common stock. This discussion applies to you only if you purchase our common stock in connection with this offering and will hold our common stock as a capital asset. You are a “non-U.S. holder” if, for U.S. federal income tax purposes, you are:

•	a non-resident alien individual, other than certain former citizens and residents of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of a jurisdiction other than the United States or of any political subdivision thereof; or

•	a foreign estate or trust,

but not if you are an individual who is present in the United States for 183 days or more in the taxable year of disposition of our common stock and, certain other requirements being met, is not otherwise a resident of the United States for U.S. federal income tax purposes. If you are such an individual, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

If you are a partnership for U.S. federal income tax purposes or a partner in a partnership, the U.S. federal income tax consequences of owning and disposing of our common stock will generally depend on the status of the partner and upon the activities of the partnership. Partnerships owning common stock and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of our common stock.

This discussion is based on the Code, administrative pronouncements, judicial decisions and Treasury Regulations, all as of the date hereof, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. You should consult your tax adviser with respect to the particular tax consequences to you of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends you receive on our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you must provide an Internal Revenue Service Form W-8BEN certifying your entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to you if you provide an Internal Revenue Service Form W-8ECI certifying that the dividends are effectively connected with your conduct of a trade or business within the United States and, if required by an applicable tax treaty, is also attributable to a permanent establishment maintained by you in the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the you were a U.S. resident, subject to an applicable income tax treaty providing otherwise. If you are a non-U.S. corporation receiving effectively connected dividends, you may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

You will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless either (i) the gain is effectively connected with your conduct of a trade or business in the United States and, if required by an applicable tax treaty, is also attributable to a permanent establishment maintained by you in the United States, or (ii) the gain is subject to tax under the rules that apply to the disposition of the stock of a “U.S. real property holding corporation,” or USRPHC.

Gain that is effectively connected with your conduct of a trade or business in the United States will be subject to regular U.S. income tax as if you were a U.S. resident, subject to an applicable treaty providing otherwise. If you are a non-U.S. corporation recognizing effectively connected gain, you may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

A corporation is generally a USRPHC if 50% or more of the fair market value of its real property assets and its other assets used or held for use in a trade or business consist of U.S. real property interests, as defined in the Code and applicable regulations. Based on our estimates of the current relative fair market values of our U.S. real property interests and other assets, we believe we are not currently a USRPHC. However, both because the determination of the value of our mineral assets is uncertain and requires the use of subjective estimates, and because the relative fair market values of our assets will likely fluctuate over time (based on, for example, the results of the exploration and development of our properties), there can be no assurance that we are not, or will not become, a USRPHC. Even if we are a USRPHC, for so long as our common stock is regularly traded on an established securities market (such as the NYSE), you will not recognize taxable gain on a sale of our common stock under the rules applicable to USRPHCs unless you actually or constructively own more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, your holding period for our common stock. If our common stock was not considered to be regularly traded on an established securities market for purposes of these rules, you would be subject to U.S. federal income tax on any gain recognized on the disposition of all or a portion of our common stock in generally the same manner as described above with respect to gain that is effectively connected with the conduct of a trade or business in the United States.

Information Reporting and Backup Withholding Requirements

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on our common stock. You may have to comply with certification procedures to establish that you are not a U.S. person in order to avoid information reporting and backup withholding requirements with respect to payments of dividends or the proceeds of a sale or disposition of our common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding as well. You will be allowed a credit against your U.S. federal income tax liability, if any, for, and may be entitled to a refund of, the amount of any backup withholding from a payment of dividends to your or the gross proceeds you receive from a sale or disposition of our common stock, provided that you timely furnish the required information to the Internal Revenue Service.

Recent Legislation

Recent legislation will generally impose, effective for payments made after December 31, 2012, withholding at a rate of 30% on dividends and the gross proceeds of a disposition of common stock paid to certain foreign entities, including financial institutions, unless various information reporting and due diligence requirements are satisfied. As a result, the entity through which our common stock is held by you will affect the determination of whether withholding is required. The new withholding regime will apply in conjunction with the existing rules described in “—Dividends” and “—Information Reporting and Backup Withholding Requirements” above. You should consult your tax adviser regarding the possible implications of this legislation on your investment in our common stock.

Federal Estate Tax

If you are an individual or an entity the property of which is potentially includible in an individual Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by an individual Non-U.S. Holder and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty benefit, our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the Income Tax Regulations or, collectively, the Tax Act, generally applicable to a purchaser who acquires as beneficial owner our common stock pursuant to this offering and who, at all relevant times, for purposes of the Tax Act, (i) is, or is deemed to be, resident in Canada; (ii) deals at arm’s length with the Company; (iii) is not affiliated with the Company; (iv) is not in a relationship with us such that we would be considered a “foreign affiliate” of such purchaser; and (v) holds our common stock as capital property, or a Holder. Generally, our common stock will be capital property to a Holder provided the Holder does not acquire or hold our common stock in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is not applicable to (i) a purchaser an interest in which is a “tax shelter investment”, (ii) a purchaser that is a “financial institution” for purposes of certain rules referred to as the mark-to-market rules, or (iii) a purchaser that reports its “Canadian tax results” in a currency other than Canadian currency, each as defined in the Tax Act. Additional considerations, not discussed herein, may be applicable to a purchaser that is a corporation that is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of our common stock, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such purchasers should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the Proposed Amendments, and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any prospective purchaser or holder of our common stock. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of our common stock should consult their own tax advisors having regard to their own particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our common stock must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

Dividends

A Holder will be required to include in computing its income for a taxation year the amount of any dividends received on our common stock. In the case of a Holder that is an individual, such dividends will not be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. A Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income. The full amount of the dividends including amounts deducted for U.S. withholding tax, if any, in respect of the dividends must be included in income. To the extent U.S. withholding tax is paid in respect of dividends paid on our common stock, the amount of such tax generally will be eligible for foreign tax credit or deduction treatment subject to the detailed rules and limitations under the Tax Act.

Holders are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them having regard to their particular circumstances.

Dispositions

Generally, on a disposition or deemed disposition of a share of our common stock, a Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Holder of the share immediately before the disposition or deemed disposition.

The adjusted cost base to the Holder of a share of our common stock acquired pursuant to this offering will be determined by averaging the cost of such share with the adjusted cost base immediately before the time of acquisition of all other shares of our common stock owned by the Holder as capital property immediately before that time, if any.

Generally, a Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain, or a taxable capital gain, realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Holder is required to deduct one-half of the amount of any capital loss, or an allowable capital loss, realized in a taxation year from taxable capital gains realized by the Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years. To the extent U.S. tax is paid in respect of capital gains realized on the disposition or deemed disposition of a share of our common stock, the amount of such tax generally will be eligible for foreign tax credit treatment subject to the detailed rules and limitations under the Tax Act. Holders are advised to consult their own tax advisors with respect to the availability of a credit to them having regard to their particular circumstances.

Eligibility for Investment

On the date of issue, provided that our common stock is listed at that time on a designated stock exchange, which currently includes the New York Stock Exchange, shares of our common stock will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, or RRSPs, registered retirement income funds, or RRIFs, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts, or TFSAs. Provided the holder of a TFSA, or the annuitant of an RRSP or RRIF, as the case may be, does not have a “significant interest” (within the meaning of the Tax Act) in us, and does not have a “significant interest” (within the meaning of the Tax Act) in a corporation, partnership or trust that does not deal at arm’s length with us, such shares will not be a prohibited investment under the Tax Act for such TFSA, RRSP or RRIF.

Offshore Investment Fund Property

The rules of the Tax Act with respect to acquisition of offshore investment fund property, as would be amended by certain Proposed Amendments in Bill C-48, which received its First Reading on November 21, 2012, may, in certain circumstances, require a Holder to include an amount in income in each taxation year in respect of the acquisition and holding of our common stock, if the value of such common stock may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing, or, collectively, Investment Assets. We are of the view that our common stock should not be an offshore investment fund property.

Furthermore, in order for these rules to apply to a Holder in respect of our common stock, if, contrary to our view, it is an offshore investment fund property, it must be reasonable to conclude that one of the main reasons for the Holder acquiring or holding our common stock was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Holder.

These rules are complex and their application depends, in part, on the reasons for a Holder acquiring or holding our common stock. Holders are urged to consult their own tax advisors regarding the application and consequences of these rules in their own particular circumstances.

Foreign Property Information Reporting

In general, a Holder that is a “specified Canadian entity” for a taxation year or fiscal period and whose total cost amount of “specified foreign property” (as such terms are defined in the Tax Act) including our common stock at any time in the taxation year or fiscal period exceeds $100,000 will be required to file an information return for the taxation year or fiscal period disclosing certain prescribed information. Subject to certain exceptions, a taxpayer resident in Canada will generally be a specified Canadian entity. Our common stock will come within the definition of “specified foreign property” for the purposes of the Tax Act.

In the 2010 Federal Budget, the Minister of Finance proposed to expand the existing reporting requirements with respect to “specified foreign property” so that more detailed information is available for audit use. Revised legislation reflecting such proposal has not yet been released. The reporting rules in the Tax Act are complex and this summary does not purport to explain all circumstances in which reporting may be required. Holders should consult their own tax advisors regarding whether they must comply with these reporting requirements including any expansion thereof pursuant to the above-mentioned 2010 Federal Budget proposal.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have             shares of common stock outstanding assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of any options outstanding as of September 30, 2012. All of the shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, and certain shares sold pursuant to the directed share program. See “Underwriting.” The remaining shares of common stock outstanding are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for the exemption from registration under Rules 144 or 701 under the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.(1)
After 90 days from the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

(1)	Does not take into account shares purchased pursuant to the directed share program which may be subject to a 25 day lock-up. See “Underwriting—Directed Share Program.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this offering, subject to the terms of any lock-up agreement described below, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of such shares that does not exceed the greater of (a) 1% of the number of shares of common stock then outstanding, which will equal shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, or (b) the average weekly reported volume of trading of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

Following this offering, subject to the terms of any lock-up agreement described below, a person that is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted shares of our common stock for at least six months, may sell such shares without complying with the volume limitation, manner of sale or notice provisions described above, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell such shares without complying with the abovementioned restrictions and the current public information requirement.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or certain other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the terms of any lock-up agreement described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144, and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Stock Options

As of October 31, 2012, options to purchase a total of 1,652,630 shares of our common stock were outstanding.              of the shares subject to options are subject to lock-up agreements. After this offering, an additional             shares of our common stock will be available for future option grants under our stock plans.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our Long Term Incentive Plan. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the terms of any lock-up agreement described below.

Lock-up Agreements

We, our executive officers and directors and the holders of substantially all of our outstanding shares of common stock have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of Morgan Stanley & Co. LLC, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus, which period is subject to extension in the circumstances described in the paragraph below. At any time and without public notice, Morgan Stanley & Co. LLC may, in its sole discretion, release some or all the securities from these lock-up agreements. There are no agreements, understandings or intentions, tacit or explicit, to release any of the common stock subject to lock-up agreements prior to the expiration of the lock-up period.

Registration Rights

Prior to the consummation of this offering, we will enter into a registration rights agreement with certain of our stockholders pursuant to which we will grant certain of our stockholders and their affiliates certain registration rights with respect to our shares of common stock owned by them following the expiration of the lock-up period described above under “—Lock-up Agreements.”

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through the underwriters named below. Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, BMO Capital Markets Corp. and Citigroup Global Markets Inc. are acting as joint book-running managers of this offering and as the representatives of the underwriters. We have entered into an underwriting agreement dated                     , 2012 with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
BMO Capital Markets Corp.
Citigroup Global Markets Inc.

Total

The underwriting agreement provides for a firm commitment underwriting, and the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ over-allotment option described below. In Canada, the shares are to be taken up by the underwriters, if at all, on or before a date not later than 42 days after the date of this prospectus.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

The obligation of the underwriters under the underwriting agreement may also be terminated at their discretion upon the occurrence of certain stated events, including, without limitation: a material adverse change in our business that makes it impractical or inadvisable to proceed with the offering; a suspension or material limitation of trading generally on certain securities markets; a suspension or material limitation in trading in shares of our common stock on the New York Stock Exchange; a general moratorium on commercial banking activities or a material disruption in commercial banking or securities settlement services; and an outbreak or escalation of hostilities or acts of terrorism or any other calamity or crisis or any change in financial, political or economic conditions, in each case that makes it impractical or inadvisable to proceed with the offering.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

We have granted the underwriters an option to buy up to an aggregate of             additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. If all the shares are not sold after the underwriters have made a reasonable effort to sell the shares at the initial public offering price, the representatives may change the offering price and the other selling terms, provided that the price for the shares shall not exceed the public offering price and further provided that the compensation that is realized by the underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the shares is less than the gross proceeds paid by the underwriters to us. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of five percent of the total number of shares of common stock offered by them to accounts over which such representatives exercise discretionary authority.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to additional shares.

	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, not including the underwriting discounts and commissions, will be approximately $             million. The underwriters have agreed to reimburse us for a portion of our expenses incurred in connection with the offering.

No Sales of Similar Securities

We, our executive officers and directors and the holders of substantially all of our outstanding shares of common stock have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Morgan Stanley & Co. LLC, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus, which period is subject to extension in the circumstances described in the paragraph below. At any time and without public notice, Morgan Stanley & Co. LLC may, in its sole discretion, release some or all the securities from these lock-up agreements.

The lock-up agreement does not apply to the following transactions by us: (1) issuances of common stock upon the exercise of options (or granting or vesting of other equity incentive awards) or warrants disclosed as outstanding elsewhere in this prospectus; (2) the issuance of employee stock options (or other equity incentive awards) and subsequent issuances of common stock upon the exercise of options (or granting or vesting of other equity incentive awards) pursuant to equity incentive plans described elsewhere in this prospectus; (3) the filing of a registration statement on Form S-8 relating to the offering of securities in accordance with the terms of equity incentive plans described elsewhere in this prospectus; and (4) the issuance of common stock in connection with one or more acquisitions by the Company of, or joint ventures between the Company and, another company, or pursuant to equipment leasing arrangements, debt financings or settlement agreements by the Company, provided that the aggregate number of shares of common stock that may be issued pursuant to clause (4) shall not exceed 10% of the total number of shares of common stock outstanding after the completion of this offering and each recipient of shares of common stock issued pursuant to clause (4) agrees to be bound by the terms of a lock-up agreement.

The lock-up agreement does not apply to the following transactions by our executive officers, directors and holders of our common stock: (1) bona fide gifts; (2) dispositions to any trust for the direct or indirect benefit of the transferor or the transferor’s immediate family; (3) transfers to a wholly-owned subsidiary of the transferor or to direct or indirect stockholders, members, partners or other affiliates of the transferor, provided that the transfer does not involve a disposition for value; (4) transfers by operation of law, such as the rules of intestate succession; (5) dispositions of common stock acquired in open-market transactions after the completion of this offering; (6) transfers to any corporation, partnership or other business entity with whom the transferor shares in common an investment manager or adviser; and (7) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common stock, provided that such plan does not permit the transfer or other disposition of common stock during the lock-up period. In the case of clauses (1), (2), (3), (4) and (6) above, the transferee must also agree to be bound by the terms of a lock-up agreement.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

New York Stock Exchange

We intend to apply to have our common stock approved for listing on the New York Stock Exchange under the symbol “SSMC.” The listing will be subject to us fulfilling all of the listing requirements of the New York Stock Exchange.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. Any naked short position would form part of the underwriters’ overallocation position.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, other stock exchanges, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares.

Determination of Offering Price

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects and the history and prospects for the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities market at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial public offering price.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees, consultants and existing stockholders and other persons having a relationship with us, such as suppliers, or having a relationship with our existing stockholders. The sales will be made by Morgan Stanley Smith Barney, a selected dealer affiliated with Morgan Stanley & Co. LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any shares sold in the directed share program to our directors and executive officers will be subject to the lock-up agreements described above. Any shares sold through the directed share program to individuals other than our directors and executive officers for an aggregate purchase price greater than $1,000,000 will be subject to a 25 day lock-up and will reduce the number of shares freely tradable following this offering. See “Shares Eligible for Future Sale.”

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Notice to Investors

Notice to prospective investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

by the underwriters to fewer than 100, or, if the relevant member state has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to prospective investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the common stock.

The common stock is not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the common stock has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our common stock, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our common stock shall be deemed to be made to such recipient and no applications for our common stock will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our common stock you undertake to us that, for a period of 12 months from the date of issue of the common stock, you will not transfer any interest in the common stock to any person in Australia other than to a wholesale client.

Notice to prospective investors in Hong Kong

Our common stock may not be offered or sold in Hong Kong by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common stock which is or is intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Japan

Our common stock has not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and our common stock will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and, in Singapore, the offer and sale of our common stock is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common stock may not be circulated or distributed, nor may our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our common stock is suitable for them.

Where our common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

•

to an institutional investor, for corporations under Section 274 of the SFA, or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

•	where no consideration is given for the transfer; or

•	where the transfer is by operation of law.

In addition, investors in Singapore should note that the common stock acquired by them is subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their common stock.

Notice to prospective investors in Switzerland

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, or the CO, and the common stock will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the common stock may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe for the shares with a view to distribution.

Notice to prospective investors in the United Kingdom

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain matters with respect to Canadian law will be passed upon for us by Osler, Hoskin & Harcourt LLP and for the underwriters by Stikeman Elliott LLP.

EXPERTS

The consolidated financial statements of Sunshine Silver Mines Corporation (formerly Los Gatos Ltd.) as of December 31, 2009 (not presented separately herein) and for the year ended December 31, 2009 and the period from April 24, 2006 (Inception) to December 31, 2009 (not presented separately herein), appearing herein and in this registration statement, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Sunshine Silver Mines Corporation as of December 31, 2011 and 2010, and for the years then ended and information included in the cumulative from inception presentation for the period January 1, 2010 to December 31, 2011 (not separately presented herein), have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The technical information appearing in this prospectus concerning the Sunshine Mine and the Los Gatos Project, including estimates of mineralized material for the Sunshine Mine and the Los Gatos Project, was derived from the technical reports and mineralized material statement of Tetra Tech MM, Inc., independent mining consultants. As of the date hereof, Tetra Tech MM, Inc. beneficially owns none of our outstanding common shares.

Information relating to our preliminary economic assessment of the Sunshine Mine appearing in this prospectus was derived from the preliminary economic assessment report, included in the above referenced report pertaining to the Sunshine Mine prepared by Tetra Tech MM, Inc. and MTB Project Management Professionals, Inc. As of the date hereof, MTB Project Management Professionals, Inc. beneficially owns none of our outstanding common shares.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On November 19, 2010, Sunshine Silver’s Board of Directors, in contemplating an initial public offering, appointed KPMG as its independent registered public accounting firm to audit its financial statements for the fiscal year ended December 31, 2010; the financial statements for the fiscal years ended December 31, 2009 and 2008 and the period from April 24, 2006 (Inception) to December 31, 2009 were audited by WithumSmith + Brown, PC.

On November 19, 2010, Sunshine Silver’s Board of Directors dismissed WithumSmith + Brown, PC as Sunshine Silver’s independent registered public accounting firm for the periods subsequent to December 31, 2009. Sunshine Silver had no audit committee at such time.

The reports, dated June 29, 2011, of WithumSmith + Brown, PC on the financial statements for the fiscal years ended December 31, 2009 and 2008 and the period from April 24, 2006 (Inception) to December 31, 2009 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the years ended December 31, 2009 and 2008 and through the date hereof, there were no disagreements with WithumSmith+Brown, PC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to WithumSmith+Brown, PC’s satisfaction, would have caused WithumSmith+Brown, PC to make reference to the subject matter in connection with its report on Sunshine Silver’s consolidated financial statements for such years, and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K. Sunshine Silver has provided WithumSmith+Brown, PC with a copy of the foregoing statements. Attached as Exhibit 16.1 is a copy of WithumSmith+Brown, PC’s letter, dated July 7, 2011, stating its agreement with such statements.

During the fiscal years ended December 31, 2009 and 2008, we had not consulted with KPMG regarding any of the matters described in Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation  S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit to the registration statement reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We do not currently maintain a website.

GLOSSARY OF TECHNICAL TERMS

You may find the following definitions helpful in your reading of this prospectus.

“Ag” is the abbreviation for silver.

“By-Product” is a secondary metal or mineral product recovered in the milling process.

“Concentrate” is a very fine powder-like product containing the valuable metal from which most of the waste material in the ore has been eliminated.

“Development” is work carried out for the purpose of accessing a mineral deposit. In an underground mine, this work includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of over burden.

“Dewatering” is the removal of water from a mine shaft or other pre-existing underground workings by pumping or drainage as a safety measure or as a preliminary step to resumption of development or operations in the area.

“Dilution” is an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

“Drilling”

Core: with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays used in mineral exploration.

In-fill: is any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

“Exploration” is prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

“Grade” is the amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals.

“Hectare” is a metric unit of area equal to 10,000 square meters (2.471 acres).

“masl” is meters above sea level.

“Mill” is a processing facility where ore is finely ground and thereafter undergoes physical or chemical treatments to extract the valuable metals.

“Mineralized Material” is silver bearing material that has been physically delineated by one or more of a number of methods, including drilling, underground work, surface trenching and other types of sampling. This material has been found to contain a sufficient amount of mineralization of an average grade of metal or metals to have economic potential that warrants further exploration evaluation. While this material is not currently or may never be classified as ore reserves, it is reported as mineralized material only if the potential exists for reclassification into the reserves category. This material cannot be classified in the reserves category until final technical, economic and legal factors have been determined. Under the SEC’s standards, a mineral deposit does not qualify as a reserve unless it can be economically and legally extracted at the time of reserve determination and it constitutes a proven or probable reserve (as defined below).

“Ore” is rock, generally containing metallic or non-metallic minerals, that can be mined and processed at a profit.

“Ore Body” is a sufficiently large amount of ore that can be mined economically.

“Ore Reserve” is the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

“Probable Reserve” is a part of a mineralized deposit that can be extracted or produced economically and legally at the time of the reserve determination. The quantity and grade and/or quality of a probable reserve is computed from information similar to that used for a proven reserve, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

“Proven Reserve” is a portion of a mineral deposit that can be extracted or produced economically and legally at the time of the reserve determination. The quantity of a proven reserve is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and the sites for inspections, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of a proven reserve is well-established.

“Reclamation” is the process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings, leach pads and other features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

“Recovery Rate” is a term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of material recovered compared to the material originally present.

“Refining” is the final stage of metal production in which impurities are removed from the molten metal.

“Rehabilitation” is the restoration of an existing underground excavation to a safe condition for further exploration and development by removing obstructions, installing necessary ground support and repairing or replacing utility services such as compressed air lines, water lines, and electrical service.

“Silver” is a metallic element with minimum fineness of 995 parts per 1000 parts pure silver.

“Stripping Ratio” is the ratio of the number of tons of waste material to the number of tons of ore extracted at an open-pit mine.

“Tailings” is the material that remains after all economically and technically recovered precious metals have been removed from the ore during processing.

“Ton” means a short ton which is equivalent to 2,000 pounds, unless otherwise specified. We will also reference “Tonne,” which is a metric ton or 2,200 pounds. “Tonne” is referenced under the “Grade” definition.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Sunshine Silver Mines Corporation Audited Consolidated Financial Statements:

Report of KPMG LLP Independent Registered Public Accounting Firm	F-2

Report of WithumSmith + Brown, PC Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2011 and 2010	F-4

Consolidated Statements of Loss and Comprehensive Loss for the Years Ended December 31, 2011, 2010 and 2009 and the period from April 24, 2006 (Inception) to December 31, 2011	F-5

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the Years Ended December 31, 2011, 2010, 2009 and for the period from April 24, 2006 (Inception) to December 31, 2011	F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009 and the period from April 24, 2006 (Inception) to December 31, 2011	F-7

Notes to the Consolidated Financial Statements	F-8

Sunshine Silver Mines Corporation Unaudited Condensed Consolidated Financial Statements:

Condensed Consolidated Balance Sheets as of September 30, 2012 and December 31, 2011	F-31

Condensed Consolidated Statements of Loss and Comprehensive Loss for the Nine Months Ended September 30, 2012 and 2011 and the period from April 24, 2006 (Inception) to September 30, 2012	F-32

Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Nine Months Ended September 30, 2012	F-33

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2012 and 2011 and the period from April 24, 2006 (Inception) to September 30, 2012	F-34

Notes to the Condensed Consolidated Financial Statements	F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Sunshine Silver Mines Corporation:

We have audited the accompanying consolidated balance sheets of Sunshine Silver Mines Corporation (an exploration stage company) (the Company) as of December 31, 2011 and 2010, and the related consolidated statement of loss and comprehensive loss, shareholders’ equity (deficit) and cash flows for the years then ended, and the information included in the cumulative from inception presentation for the period January 1, 2010 to December 31, 2011 (not separately presented herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sunshine Silver Mines Corporation (an exploration stage company) as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, and information included in the cumulative from inception presentation for the period January 1, 2010 to December 31, 2011 (not separately presented herein), in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Denver, CO

May 17, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of Sunshine Silver Mines Corp. (formerly Los Gatos Ltd.)

We have audited the consolidated balance sheet of Sunshine Silver Mines Corporation (formerly Los Gatos Ltd.) as of December 31, 2009 (not presented separately herein), and the related consolidated statements of loss and comprehensive loss, shareholders’ equity (deficit) and cash flows for the year ended December 31, 2009 and the period from April 24, 2006 (Inception) to December 31, 2009 (not presented separately herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunshine Silver Mines Corporation (formerly Los Gatos Ltd.) as of December 31, 2009, and the consolidated results of its operations and its cash flows for the year ended December 31, 2009 and the period from April 24, 2006 (Inception) to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/    WithumSmith+Brown, PC

WithumSmith+Brown, PC

Morristown, New Jersey

June 29, 2011

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,

(In thousands, except for share and per share amounts)

	2011	2010
ASSETS
Current Assets:
Cash and cash equivalents	$119,172	$3,636
Materials and supplies inventory	803	779
Deferred financing costs	2,189	—
Other current assets	3,311	1,739

Total current assets	125,475	6,154
Non-Current Assets:
Property, plant and equipment, net	40,895	29,922

Total Assets	$166,370	$36,076

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and other accrued liabilities	$5,824	$1,669
Non-Current Liabilities:
Related-party debt	—	31,000
Reclamation obligations	801	744

Total non-current liabilities	801	31,744
Commitments and contingencies (Note 14)
Shareholders’ Equity
Preferred Shares, $0.01 par value; authorized, issued, and outstanding none and 106,616,318 shares as of December 31, 2011 and 2010, respectively	—	1,066
Ordinary Shares, $0.01 par value; none authorized, issued and outstanding at December 31, 2011; 193,383,682 shares authorized, 46,916,747 shares issued and outstanding at December 31, 2010.	—	469
Common Stock, $0.001 par value; 100,000,000 shares authorized; shares issued and outstanding 58,810,113 and none as of December 31, 2011 and 2010, respectively	59	—
Paid-in capital	241,685	41,340
Accumulated deficit	(81,977)	(40,257)
Unrealized gain (loss) on investments, net of tax	(22)	45

Total shareholders’ equity	159,745	2,663

Total Liabilities and Shareholders’ Equity	$166,370	$36,076

See accompanying notes to the consolidated financial statements.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31,

(In thousands, except for share and per share amounts)

	2011	2010	2009	Period from April 24, 2006 (Inception) to December 31, 2011
Expenses:
Exploration	$19,259	$14,638	$9,765	$46,788
Pre-development	6,779	1,783	—	$9,313
General and administrative	13,873	5,483	818	$20,780
Amortization	1,372	773	6	$2,152

Total expenses	41,283	22,677	10,589	$79,033
Other (income) expense:
Interest expense	198	1,887	360	2,542
Interest and other income	(36)	(36)	(13)	(96)
Foreign exchange loss	275	40	250	528

Net other expense	437	1,891	597	2,974

Loss before income taxes	(41,720)	(24,568)	(11,186)	(82,007)

Income tax benefit	—	30	—	30

Net loss	(41,720)	(24,538)	(11,186)	(81,977)
Other comprehensive gain (loss):
Unrealized gain (loss) on securities, net of tax	(67)	45	—	(22)

Comprehensive loss	$(41,787)	$(24,493)	$(11,186)	$(81,999)

Pro-forma financial information (unaudited)
Pro-forma net loss per share:

Basic and diluted	$(0.75)	$(0.74)	$(2.06)

Pro-forma weighted average shares outstanding:

Basic and diluted	55,911,535	32,957,239	5,436,534

See accompanying notes to the consolidated financial statements.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(In thousands, except for share amounts)

	Number			Amount			Paid-in Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Total
	Preferred Shares	Ordinary Shares	Common Stock	Preferred Shares	Ordinary Shares	Common Stock
Balance at April 24, 2006 (Inception)	—	—	—	$—	$—	$—	$—	$—	$—	$—
Issuance of ordinary shares	—	12,000	—	—	12	—	—	—	—	12
Stock subscription receivable	—	—	—	—	(12)	—	—	—	—	(12)
Net loss	—	—	—	—	—	—	—	(314)	—	(314)

Balance at December 31, 2006	—	12,000		—	—	—	—	(314)	—	(314)
Net loss	—	—	—	—	—	—	—	(1,062)	—	(1,062)

Balance at December 31, 2007	—	12,000	—	—	—	—	—	(1,376)	—	(1,376)
Net loss	—	—	—	—	—	—	—	(3,157)	—	(3,157)

Balance at December 31, 2008	—	12,000	—	—	—	—	—	(4,533)	—	(4,533)
Conversion of ordinary shares	1,200,000	(12,000)	—	—	—	—	—	—	—	—
Conversion of debt to ordinary and preferred shares	105,416,318	1,383,682	—	1,066	14	—	—	—	—	1,080
Sale of ordinary shares	—	11,425,956	—	—	114	—	—	—	—	114
Stock-based payment	—	18,997,933	—	—	190	—	—	—	—	190
Stock-based compensation	—	—	—	—	—	—	65	—	—	65
Net loss	—	—	—	—	—	—	—	(11,186)	—	(11,186)

Balance at December 31, 2009	106,616,318	31,807,571	—	1,066	318	—	65	(15,719)	—	(14,270)
Issuance of ordinary shares	—	15,109,176	—	—	151	—	5,297	—	—	5,448
Contribution of capital	—	—	—	—	—	—	35,978	—	—	35,978
Unrealized gains on investments, net of tax	—	—	—	—	—	—	—	—	45	45
Net loss	—	—	—	—	—	—	—	(24,538)	—	(24,538)

Balance at December 31, 2010	106,616,318	46,916,747	—	1,066	469	—	41,340	(40,257)	45	2,663
Issuance of preferred shares	14,542,512	—	—	146	—	—	31,052	—	—	31,198
Contribution of capital	—	—	—	—	—	—	1,000	—	—	1,000
Issuance of common stock on conversion of capital contributions	—	—	20,000,000	—	—	20	(20)	—	—	—
Conversion of ordinary and preferred shares into common stock	(121,158,830)	(46,916,747)	26,080,836	(1,212)	(469)	26	1,655	—	—	—
Issuance of common stock	—	—	12,729,277	—	—	13	165,776	—	—	165,789
Stock-based compensation	—	—	—	—	—	—	882	—	—	882
Unrealized losses on investments	—	—	—	—	—	—	—	—	(67)	(67)
Net loss	—	—	—	—	—	—	—	(41,720)	—	(41,720)

Balance at December 31, 2011	—	—	58,810,113	$—	$—	$59	$241,685	$(81,977)	$(22)	$159,745

See accompanying notes to the consolidated financial statements.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

(In thousands)

	2011	2010	2009	Period from April 24, 2006 (Inception) to December 31, 2011
OPERATING ACTIVITIES:
Net loss	$(41,720)	$(24,538)	$(11,186)	$(81,977)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization	1,372	773	6	2,152
Loss on disposal of assets	7	21	—	28
Stock issuance in payment for services rendered	—	70	255	325
Accretion expense	73	55	—	128
Income tax benefit	—	(30)	—	(30)
Stock compensation expense	882	—	—	882
Changes in operating assets and liabilities:
Other current assets	(1,468)	33	(784)	(2,522)
Receivables from related-party	(21)	(30)	—	(51)
Accounts payable and other accrued liabilities	4,069	326	487	5,246
Accrued interest on long-term debt to related-party	—	1,887	360	2,344
Materials and supplies inventory	(24)	(16)	—	(40)
Payable to related-party	39	(30)	(14)	(38)

Net cash used by operating activities	(36,791)	(21,479)	(10,876)	(73,553)

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(12,182)	(1,580)	(31)	(13,798)
Acquisitions, net	—	(29,250)	—	(29,250)
Purchase of investments	(2)	—	—	(2)
Transfers to restricted cash	(150)	(26)	—	(176)

Net cash used by investing activities	(12,334)	(30,856)	(31)	(43,226)

FINANCING ACTIVITIES:
Capital contributions	1,000	35,978	—	36,978
Stock subscription receivables	—	114	—	114
Issuance of common stock	165,789	—	—	165,789
Deferred financing costs	(1,663)	—	—	(1,663)
Contingent consideration	(465)	—	—	(465)
Related-party debt	—	18,500	11,885	35,198

Net cash provided by financing activities	164,661	54,592	11,885	235,951

Net increase in cash and cash equivalents	115,536	2,257	978	119,172
Cash and cash equivalents, beginning of period	3,636	1,379	401	—

Cash and cash equivalents, end of period	$119,172	$3,636	$1,379	$119,172

See accompanying notes to the consolidated financial statements.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share, per share and option amounts)

1.	Description of Business, Merger of Entities Under Common Control and Basis of Preparation of Financial Statements

These financial statements represent the consolidated financial position and results of operations of Sunshine Silver Mines Corporation and its subsidiaries (“Sunshine Silver” or “the Company”). Unless the content otherwise requires, references to Sunshine Silver or the Company mean the Sunshine Silver Mines Corporation consolidated companies.

On March 1, 2011, the investors in the Sunshine Silver predecessor entities individually and collectively combined the predecessor entities, which had been previously operated and reported as companies under common control. The predecessor Sunshine mine (“Predecessor Sunshine”) and Los Gatos Ltd. (“Los Gatos”) entities believed a combination of the two entities to consolidate their strategic land positions in the United States and Mexico, respectively, would position Sunshine Silver to become a significant competitor in the silver market. This transaction was reported for accounting purposes as a combination of companies under common control. In accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), common control exists between the Predecessor Sunshine and Los Gatos entities as both entities were primarily owned by certain trusts under the control of one individual. In accordance with U.S. GAAP, all financial reports have been prepared as if the combination of the companies under common control occurred prior to the earliest period presented, and certain amounts have been reclassified to conform to the combined presentation.

The consolidated financial statements herein refer to the consolidated and combined financial statements of Sunshine Silver’s Predecessor Sunshine and Los Gatos. The 2009 financial information represents the consolidated financial position and results of operations of Los Gatos, as Predecessor Sunshine did not commence operations until 2010. Accordingly, the 2010 information represents the combined financial position and results of operations of Predecessor Sunshine and Los Gatos. The 2011 information represents the combined results of operations of the predecessor entities through February 28, 2011; subsequent to this date, the financial results represent the consolidated financial information for Sunshine Silver.

Sunshine Silver

Predecessor Sunshine was formed as Precious Metals Opportunities LLC (“Precious Metals”), a Delaware limited liability company. On February 2, 2011, Precious Metals converted to a Delaware corporation, and became Sunshine Silver. The Company specializes in investing, exploring, and developing assets in the mining industry. On May 11, 2010, Predecessor Sunshine purchased the net assets of the Idaho Sunshine mine from Sterling Mining Company (“Sterling”), through its wholly-owned subsidiary, Silver Opportunity Partners LLC, (“SOP”) a Delaware limited liability company. The Sunshine mine is currently undergoing an advanced exploration drilling program, improving the mining infrastructure, and maintaining the Sunshine mine facility.

Los Gatos

Los Gatos was incorporated as a “shelf” holding company under the laws of Bermuda on April 24, 2006 for the purpose of coordinating the activities of subsidiaries exploring for deposits of precious and related metals and was substantially owned by CGT Management Ltd. (a limited liability company incorporated in Bermuda) (“CGT”). The Company intends to realize value from its Los Gatos exploration portfolio over time through selective exploration, sale or joint ventures with third parties, as determined from time to time. The Company’s primary Mexico exploration efforts are focused on the advancement of the Los Gatos project in northern Mexico, through Minera Plata Real S. de R.L. de C.V. (“MPR”), a wholly-owned subsidiary of the Company.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

1.	Description of Business, Merger of Entities Under Common Control and Basis of Preparation of Financial Statements—Continued

Due to the nature of the Company’s activities at the Sunshine Mine and Los Gatos exploration projects it is deemed to be an exploration stage company.

2.	Summary of Significant Accounting Policies

Basis of consolidation and combination

Predecessor Sunshine and Los Gatos are consolidated as discussed in note 1. All significant intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include mineral properties; environmental reclamation and closure obligations; valuation of stock and stock options; valuation allowances for deferred tax assets; and the fair value of financial instruments.

Functional currency and translation of foreign currencies

The U.S. dollar is the functional currency of the Company and it’s subsidiaries. Monetary assets and liabilities denominated in foreign currencies are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting gains or losses reported in foreign exchange (gain) loss in the computation of net loss. Non-monetary assets and liabilities are translated at historical exchange rates. Expenses and other income and expense items in foreign currencies are translated into U.S. dollars at average exchange rates, except for amortization which is translated at historical exchange rates.

Cash and cash equivalents

The Company considers all highly liquid short-term investments with a maturity of three months or less when purchased to be cash equivalents. Restricted cash consists of cash and investments which are held as collateral for a letter of credit and other extensions of credit. Restricted cash is included in other current assets.

Investments

Investment securities consist of publicly-traded equity securities. Short-term investments include investments with maturities greater than three months, but not exceeding 12 months. Long-term investments include investments with maturities greater than 12 months. The Company classifies its equity securities that have readily determinable fair values as available-for-sale securities. At December 31, 2011, the Company held $127 of short-term available for sale securities with an original cost of $119.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

2.	Summary of Significant Accounting Policies—Continued

A decline in the market value of any available-for-sale below cost deemed to be other than temporary results in an impairment charge in the computation of net loss. To determine if an impairment is other than temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected.

Materials and supplies inventory

The Company’s materials and supplies are valued at the lower of cost or market. Cost is determined using the average cost method for all inventories and includes applicable taxes and freight. The Company routinely evaluates the forecasted usage of its material and supplies to determine the existence of obsolete stock.

Property, plant and equipment

Mineral property acquisition costs are recorded at cost and are deferred until the viability of the property is determined. Exploration, mineral property evaluation, option payments, related acquisition costs for mineral properties acquired under an option agreement, general overhead, administrative and holding costs to maintain a property on a care and maintenance basis are expensed in the period they are incurred. When a mineral property is determined to have proven and probable reserves, subsequent development costs are capitalized to mineral properties. For acquired mineral properties the Company allocates the acquisition cost to proven and probable reserves and value beyond proven and probable reserves. When mineral properties are developed and operations commence, the Company expects capitalized costs to be charged to operations using the units-of-production method over proven and probable reserves. Upon abandonment or sale of a mineral property, all capitalized costs relating to the specific property are written off in the period abandoned or sold and a gain or loss is recognized.

Property, plant and equipment are recorded at cost. Amortization on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of plant and equipment and buildings and improvements range from 10 to 20 years. The estimated useful lives of furniture, fixtures and computers range from 3 to 10 years.

Impairment of long-lived assets

Long-lived assets, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If circumstances required a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Reclamation and remediation costs (asset retirement obligations)

The Company has asset retirement obligations (“ARO”) arising from regulatory requirements to perform certain property and asset retirement activities at the end of the respective asset life. An ARO is recognized when incurred and is initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

2.	Summary of Significant Accounting Policies—Continued

of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. The ARO is based on when spending for an existing environmental disturbance is expected to occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation at each mine site. The Company recorded an ARO at the May 2010 acquisition of the Sunshine mine assets.

Stock-based compensation

The Company recognizes all employee stock-based compensation as a cost in the consolidated financial statements. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes option-pricing model using estimated amounts for volatility of the Company’s stock, the expected life of the awards, the fair value of the underlying shares, the risk-free interest rate and the expected dividend yield. The related expense is included as a component of general and administrative and exploration expense over the requisite service period of the award.

Net loss per share

Pro-forma basic loss per share and diluted loss per share are computed by dividing net loss available to common stockholders by the pro-forma weighted-average number of shares outstanding for each period presented. The stock options have been excluded from the calculation of pro-forma dilutive earnings per share as their effect would be anti-dilutive. In accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) earnings per share guidance, the Company has retroactively adjusted the predecessor shares and capital outstanding to common-stock equivalent shares outstanding to determine the weighted-average number of shares outstanding for the periods presented. Changes in ownership interests during any period are weighted for the portion of the period the shares were deemed outstanding. Accordingly, the Company calculated the pro-forma weighted-average number of shares, on a common-stock-equivalent shares basis, for all reporting periods based on the following:

1.	Retroactively converted the Los Gatos’ ordinary and preferred shares outstanding to common-stock-equivalent shares outstanding of Sunshine Silver, at a conversion ratio of 0.15517;

2.	Retroactively converted the $36,978 of Precious Metals capital contributions to 20,000,000 common-stock-equivalent shares outstanding of Sunshine Silver as agreed upon by the related parties; and

3.	Sunshine Silver common stock shares issued subsequent to February 2011 have not been adjusted as they represent actual shares of common stock outstanding.

Comprehensive loss

Comprehensive loss is defined as all changes in equity (deficit), exclusive of transactions with stockholders, such as capital investments. Comprehensive loss includes net loss and changes in certain assets and liabilities that are reported directly in equity. For the year ended December 31, 2011 and 2010, comprehensive income included the change in the market value of available for sale securities, net of tax, and is reported on the Consolidated Statements of Loss and Comprehensive Loss.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

2.	Summary of Significant Accounting Policies—Continued

carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense.

Business combinations

When the Company acquires a business, the purchase price is allocated based on the fair value of tangible assets and identifiable intangible assets acquired, and liabilities assumed. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Goodwill, if any, is measured as the residual of the excess of the consideration transferred over the fair value of identifiable net assets acquired. If the fair value of the net assets acquired exceeds the purchase price, the resulting bargain purchase is recognized as a gain in the Consolidated Statement of Loss and Comprehensive Loss. The Company engages independent, third-party appraisal firms to assist in determining the fair value of assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates are inherently uncertain. For all acquisitions, operating results are included in the Consolidated Statement of Loss and Comprehensive Loss from the date of acquisition.

Deferred financing cost

Deferred financing costs are recorded at cost and relate to expenses associated with the Company’s planned initial public offering. Such costs include underwriting fees, exchange filing fees, legal, accounting, and other incremental costs associated with the planned offering. These costs will be charged to equity against the gross proceeds upon consummation of the Company’s initial public offering or charged to expense if the offering is not consummated.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. The reclassified amounts have no impact on the Company’s previously reported financial position or results of operations.

Recently Issued Accounting Pronouncements

In June 2011, a new ASC standard was issued on presenting comprehensive income with the intention of increasing its prominence in financial statements by eliminating the option to report other comprehensive income and its components in the statement of changes in stockholder’s equity. The standard requires comprehensive income to be reported in either a single statement that presents the components of net income, the components of other comprehensive income, and total comprehensive income, or in two consecutive statements. This guidance is effective for the Company’s fiscal year beginning January 1, 2012. The Company does not anticipate this new accounting standard will have an impact on the Company’s financial position and results of operations.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

2.	Summary of Significant Accounting Policies—Continued

In May 2011, the ASC guidance for fair value measurements was updated to provide largely identical guidance about fair value measurement and disclosure requirements with International Financial Reporting Standards (“IFRS”). The new standards do not extend the use of fair value, but do provide guidance about how fair value should be applied where it is already required or permitted under IFRS or U.S. GAAP. This guidance is effective for the Company’s fiscal year beginning January 1, 2012. The Company does not anticipate this new accounting standard will have an impact on the Company’s financial position and results of operations.

3.	Recapitalization and Merger Plan

On January 31, 2011, Los Gatos designated 14,542,512 unissued shares of par value $0.01 ordinary shares (“Ordinary Share”) as par value $0.01 preferred shares (“Preferred Share”), and issued these Preferred Shares in full satisfaction of its then existing $31,000 of related-party debt and $198 of accrued interest.

On February 2, 2011, 20,000,000 shares of common stock were issued to the Company’s owners when Precious Metals converted to a Delaware corporation and became Sunshine Silver.

On February 22, 2011, Los Gatos entered into an Agreement and Plan of Merger and Amalgamation (“Merger Plan”) with Sunshine Silver. Pursuant to the Merger Plan, on March 1, 2011, Los Gatos merged and was amalgamated with and into Sunshine Silver and the separate corporate existence of Los Gatos ceased. All 168,075,577 issued and outstanding Preferred and Ordinary Shares were converted, at an approximate conversion ratio of 0.15517, into 26,080,836 shares of par value $0.001 per share common stock of Sunshine Silver. The merger did not affect the shares of Sunshine Silver’s common stock existing before the merger.

In addition, as a result of the Merger Plan, 6,727,561 outstanding options to purchase one share of Los Gatos Ordinary Shares were converted by operation of law, at an approximate conversion ratio of 0.15517, into 1,043,938 options to purchase Sunshine Silver common stock at an exercise price of $2.32 per share.

Subsequent to the Merger Plan, through June 1, 2011, investors contributed substantially all of $163,700 for 20.1% of the common stock of the Company, and holders of 885,990 options exercised their right to purchase shares of Sunshine Silver common stock at an exercise price of $2.32 per share resulting in proceeds of $2,100. The Company has not received any additional funding subsequent to June 1, 2011.

4.	Acquisition of the Sunshine Mine

On May 11, 2010, the Company, through its wholly owned subsidiary SOP, acquired the net assets of Sterling’s Idaho Sunshine Mine by purchase through Sterling’s bankruptcy proceedings. Included in this purchase was Sterling’s mine lease with Sunshine Precious Metals, Inc. (“SPMI”). In July 2010, SOP exercised the option in the lease to buy the Sunshine Mine and facilities from SPMI.

The Sunshine Mine is a past-producing mine. The Sunshine Mine suspended operations in 2008 and remains in a care and maintenance status. The mine facility includes extensive underground workings including shafts, levels, raises and ramp systems.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

4.	Acquisition of the Sunshine Mine—Continued

The total consideration paid in cash was comprised of a) $23,500 for the net assets acquired and liabilities assumed and b) $5,750 for the right, title and interest acquired from SPMI. The payment for the lease was recorded in property, plant and equipment, net in the Company’s consolidated balance sheet at acquisition date. The acquisition was accounted for as a business combination. The purchase price of $29,250 was allocated to the following assets and liabilities using the estimated fair values of assets acquired and liabilities assumed at the acquisition date:

Assets:
Receivables	$147
Property, plant and equipment	29,105
Investments	119
Materials and supplies inventory	763
Restricted cash	289

30,423

Liabilities:
Reclamation obligations	708
Contingent consideration	465

Net assets acquired	$29,250

The estimated fair values of the reclamation obligations and the property, plant and equipment are classified as Level 3 of the fair value hierarchy as the valuations were determined based on assumptions that market participants would use in the pricing of such assets and liabilities without observable inputs and little or no market activity. The fair value of the acquired current assets and current liabilities equaled their carrying amounts due to their short-term nature.

Pursuant to the acquisition of the Sunshine Mine, the Company acquired the right to purchase, or have Sterling dissolve, all of the issued and outstanding common stock of Sterling for a payment of $500, subject to the completion of the Sterling bankruptcy proceedings. The Company exercised this right in August 2011 and purchased substantially all of the issued and outstanding common stock of Sterling for $500. The Company calculated the fair value of the August 2011 payment as of the May 2010 acquisition date. A discount rate of 6.14% was determined based on a review of comparable corporate bond yields as of the acquisition date.

The results of the operations of the Sunshine mine have been included in the Company’s consolidated statement of loss and comprehensive loss from the date of acquisition through December 31, 2010. The Company incurred $2,100 in acquisition costs related to the Sunshine mine acquisition. The Company follows the business combination accounting guidance related to acquisition-related costs and expenses these costs as incurred. The acquisition-related costs for the Sunshine mine acquisition are included in general and administrative costs in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2010.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

5.	Other Current Assets

	December 31, 2011	December 31, 2010
Value added tax receivable	$740	$823
Restricted cash and certificate of deposit	465	315
Available for sale securities	127	194
Prepaid expenses	1,255	193
Deposits	606	107
Non-trade receivables	67	77
Related-party receivable	51	30

Total other current assets	$3,311	$1,739

6.	Property, Plant and Equipment, net

	December 31, 2011	December 31, 2010
Mineral properties (1)	$15,048	$13,544
Plant and equipment	7,647	6,226
Land	9,925	1,219
Buildings and improvements	9,671	9,555
Furniture, fixtures and computers	740	142

Property, plant and equipment at cost	43,031	30,686
Less accumulated amortization	(2,136)	(764)

Property, plant and equipment, net	$40,895	$29,922

(1)	No amortization is currently being recognized on the Sunshine Mine mineral properties, as the Company has not established proven and probable reserves, the mine has not yet been placed back in service, and there is no basis over which to amortize these costs.

Mineral Properties

The Company is required to make mineral and concession lease payments to various entities to secure the appropriate claims or surface rights. Certain of these agreements also have royalty payments that are triggered when the Company produces and sells minerals. Since the Company is not in production, there are no such instances where the Company is paying any royalty based upon production and sales. The Company conducts exploration activities as follows:

Sunshine Mine

The Company owns the Sunshine mine, which includes patented and unpatented mining claims and related infrastructure buildings and equipment. The property includes the Sunshine Mine and mill and all of the proximate support buildings, including the shops, dry, assay office, mine office, warehouse, hoist house, compressor building and surface and underground equipment. The property also includes the ConSil Mine and mill and related infrastructure buildings and equipment.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

6.	Property, Plant and Equipment, net—Continued

The Company is concurrently engaging in exploration that has consisted of geochemical and geophysical studies, core diamond drilling, and rehabilitating various areas including second access shaft in preparation for future operations. The Company is required to pay between a 0% (at a silver price less than $6.00 per ounce) and 7% (at a silver price $10.00 and greater per ounce) net smelter return royalty, under a settlement with the US government and the Coeur d’Alene Indian tribe. This royalty covers substantially all of the property, owned or leased by the Sunshine Mine and extends outward within a one mile boundary of all such property.

Chester Group of Mining Claims

The Company leases nine patented mining claims and has a one-third interest in four other patented mining claims from the Chester Group that are adjacent to the mining claims of the Sunshine mine. The lease term is for 25 years ending February 2029 and is renewable for an additional 25 years. The lease is subject to monthly advance royalty payments until such time as a royalty of 4% on net returns or a royalty of 20% of net profits is payable. The lease also provides Chester Group with the option to acquire a 20% working interest in all ores, concentrates, metals or other mineral substances produced from the property. Chester Group may exercise this option by releasing the Company from its obligation to pay the 20% net profits royalty and by tendering an amount of cash equal to 20% of the then-current working capital fund.

Metropolitan Mines Mining Claims

The Company leases 2 patented and 70 unpatented mining claims from the Metropolitan Mines Corporation group (“Metropolitan”) that lay immediately to the south of the primary workings of the Sunshine Mine. The lease term is indefinite until cancelled. The leases are subject to monthly advance royalty payments until such time as ore is produced from the Metropolitan property. Net proceeds, when ore is produced, are to be split between Metropolitan (16% or 50%) and the Company (84% or 50%) depending upon the location of the production.

Mineral Mountain Mining Claims

The Company leases the Mineral Mountain Mining and Milling Company group of four patented mining claims that are adjacent to the mining claims of the Sunshine mine. The lease term is for 25 years ending February 2029 and is renewable for an additional 25 years. The lease is subject to annual advance royalty payments until such time as net profits royalties of 3% are payable. The lease also provides Mineral Mountain Mining and Milling Company with the option to acquire a 3% working interest in all ores, concentrates, metals or other mineral substances produced from the property. Mineral Mountain Mining and Milling Company may exercise this option by releasing the Company from its obligation to pay the 3% net profits royalty and by tendering an amount of cash equal to 3% of the then-current working capital fund.

Rock Creek—Idaho

The Company leases unpatented claims and a patented claim at Rock Creek, Idaho. The lease was signed on March 1, 2006, with a term of 25 years. The leases are subject to monthly advance royalty payments and a 25% net profits royalty when operational. Contained within the lease is a work commitment of $50 per every 5-year period. The Company is obligated to pay all future taxes relating to the leased property. The Company may cancel the lease with 30 days’ notification.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

6.	Property, Plant and Equipment, net—Continued

Mining Concessions and Agreements

In Mexico, mineral concessions from the Mexican government can only be held by Mexican nationals or Mexican-incorporated companies. The concessions are valid for 50 years and are extendable provided the concessions are kept in good standing. For concessions to remain in good standing a semi-annual fee must be paid to the Mexican government and a report must be filed in May of each year which covers the work accomplished on the property between January and December of the previous year. These concessions may be cancelled without penalties by termination notification to the Mexican government.

Los Gatos is the concession holder of a series of claims titles granted by the Mexican government. The rights to five concessions are held through exploration agreements with purchase options or a finder’s fee agreement, as discussed below:

La Cuesta International S.A. de C.V.—Los Gatos concession

The Company is required to make semi-annual payments to obtain ownership of the concession, and is required to make a production royalty payment of 2% net smelter return on production from the Los Gatos concession (reduces to 0.5% upon all payments reaching $10,000) and 0.5% net smelter return from lands within a one kilometer boundary of the Los Gatos concession. Once total payments have reached $15,000, the Los Gatos concession ownership will be transferred to the Company. During the pre-production phase, the Company is obligated to annually complete a minimum of $100 of exploration work on the concession. The agreement has no expiration date; however, the Company may terminate the agreement upon 30 day official termination notification.

Grupo Factor—Paula Adorada concession

The Company is required to make annual payments through 2013 to obtain ownership of the concession. The Company may terminate the agreement upon 30 day official termination notification which results in the forfeiture of payments previously made.

Zaragoza—Peregrina and El Pilar concession

The Company is required to make annual payments through 2013 in order to continue exploration activities and obtain ownership of the concession. The Company may terminate the agreement upon notification which results in the forfeiture of payments previously made.

Niko concession

The Company is required to make annual payments through 2015 in order to continue exploration activities and obtain ownership of the concession, and is required to make a production royalty payment of 2% net smelter return on production. The Company may terminate the agreement upon notification which results in the forfeiture of payments previously made. The Company is currently exercising force majeure on the Niko concession due to unfavorable land access conditions. In accordance with the concession contract, the Company has suspended payment while the concession is under force majeure.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

6.	Property, Plant and Equipment, net—Continued

San Jose de Minas Finder’s Fee Agreement

The Company is required to make an annual production royalty payment of 1% net smelter return for any production from Company concessions covered by the agreement; and, the Company is obligated to pay annually 5% of the exploration costs incurred by the Company, limited to a maximum $100 annual payment pertaining to the specified concessions. Once total payments under the agreement reach $1,000 the Company will have no other obligations under the agreement. No production has taken place since inception of the agreement. The agreement has no expiration date; however, the Company may terminate the agreement upon official termination notification.

Silacayoapan concession

The Company is required to make semi-annual payments through 2014 in order to continue exploration activities and obtain ownership of the concession. The Company may terminate the agreement upon notification which results in the forfeiture of payments previously made.

Los Cuates concession

The Company is required to make semi-annual payments through August 2018 in order to continue exploration activities and obtain ownership of the concession, and is required to make a production royalty payment of 2% net smelter return on production. The Company may terminate the agreement upon notification which results in the forfeiture of payments previously made.

Santa Valeria

The Company is required to make annual payments through 2016 in order to continue exploration activities and obtain ownership concession, and is required to make a production royalty payment of 1% of the net smelter return on production. The Company may terminate the agreement upon notification which results in the forfeiture of payments previously made.

In summary, these leases, concessions, and agreements are subject to payments as shown in the table below:

2011 Annual Lease Fees
Chester Claim Group (2)	$7.2
Metropolitan Mines Claim Group	12.0
Mineral Mountain Claim Group	3.6
Rock Creek-Idaho (3)	6.0
La Cuesta International (4)	40.0
Grupo Factor (1)	50.0
Zaragoza (1)	80.0
Niko(5)	50.0
San Jose de Minas	—
Silacayoapan (1)	107.0
Los Cuates	40.0
Santa Valeria	40.0

(1)	All agreements except Grupo Factor, Zaragoza, and Silacayoapan are subject to production royalties.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

6.	Property, Plant and Equipment, net—Continued

(2)	The Chester Claim Group lease also requires an annual payment of 50,000 shares of the Sterling Mining Company’s common stock.
(3)	The lease also requires $50 work commitment during each five-year period. Annual lease fees can be credited against a 25% net profits royalty.
(4)	The lease also requires $100 of exploration work annually on the concession during the pre-production phase.
(5)	No annual lease payment was made in 2011. The Niko concession was under force majeure due to unfavorable land access conditions during 2011.

7.	Accounts Payable and Other Accrued Liabilities

	December 31, 2011	December 31, 2010
Accounts payable	$1,632	$450
Accrued expenses	2,291	399
Accrued payroll & taxes	337	327
Contingent consideration	—	484
Payable to related-party	48	9
Accrued compensation	1,516	—

Total accounts payable and other accrued liabilities	$5,824	$1,669

8.	Related-Party Transactions

Related-party debt

Prior to January 2011, Los Gatos maintained loan agreements with CGT that bore interest at fixed rates with maturities generally one to two years from their respective issuance together with any accrued unpaid interest thereon.

The Company did not have any related-party debt as of December 31, 2011. In January 2011, the $31,198 principal and accrued interest outstanding under these loan arrangements were exchanged for 14,542,512 Preferred Shares and the obligations were cancelled.

The Company’s outstanding related-party debt as of December 31, 2010 consisted of three obligations totaling $31,000. These obligations had a maturity of October 2, 2012, a fixed interest rate of 7.5%, and were presented as non-current liabilities as of December 31, 2010. During 2010, Los Gatos reduced related-party debt by $5,376 to CGT as consideration for the exercise of 14,934,227 options.

During 2011, 2010, and 2009, Los Gatos borrowed $0, $18,500, and $11,885, respectively, from CGT. Interest expense on these loan arrangements was $198, $1,887, and $360 for the years ended December 31, 2011, 2010, and 2009, respectively.

Service Agreements

Los Gatos had a related-party service agreement with Tigris Financial (International) LP (“Tigris Intl”), and SOP and Sunshine Silver have related-party service agreements with Tigris Financial Group Ltd. (“Tigris”). Tigris and Tigris Intl provide certain business and financial advice, including consulting, administrative,

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

8.	Related-Party Transactions—Continued

accounting and business development services. Effective August 1, 2011, and within the rights of termination in both service agreements, the Los Gatos and Sunshine Silver agreements were cancelled. In addition, SOP assigned its service agreement to Sunshine Silver effective August 1, 2011. The SOP service agreement can be terminated by either party with sixty-day notice. Pursuant to these service agreements, the Company paid $1,003, $1,000, and $375 for the years ended December 31, 2011, 2010, and 2009, respectively.

In addition to the annual payments, as stipulated in the service agreement, Los Gatos issued 4,771,318 Ordinary Shares to Tigris Intl during October 2009, for which the fair value of $48 was charged to general and administrative expense.

On December 31, 2011, the SOP service agreement was terminated. Effective January 1, 2012, the Company has a related-party service agreement with The Electrum Group LLC (“Electrum”). Pursuant to this service agreement, Electrum will provide certain consulting and administrative services.

Other Related-party Transactions

During 2009, Los Gatos settled $527 due to CGT through the issuance of 52,715,203 Preferred Shares.

From time to time, the Company may have receivables from or payables to other related parties under common control in the normal course of its exploration activities. These typically represent expenditures incurred by one party but paid by another. These amounts are settled via cash payments.

9.	Stockholder’s Equity (Deficit)

Los Gatos

2009 Ordinary and Preferred Share Transactions

On October 2, 2009, Los Gatos authorized an increase in its total capitalization to $3,000,000, designated all of its shares to have a $0.01 par (300,000,000 total shares at $0.01 par) and divided its share capital into shares of two classes: Ordinary Shares and Preferred Shares.

The holders of Ordinary Shares:

•	are entitled to one vote per share;

•	are entitled to such dividends as may from time to time be declared;

•

in the event of winding-up or dissolution of Los Gatos, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, are entitled to the surplus assets of Los Gatos after the distribution in full of any and all capital payable in respect of the preferred shares then issued and outstanding; and

•	are generally entitled to enjoy all of the rights attaching such shares; and

•	may not transfer their shares until all of the Preferred Shares are converted into Ordinary Shares

The holders of Preferred Shares:

•	are entitled to one vote per share;

•	are entitled to such dividends as may from time to time be declared;

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

9.	Stockholder’s Equity (Deficit)—Continued

•

in the event of winding-up or dissolution of Los Gatos, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, are entitled to payment of $0.41 per preferred share from the surplus assets of Los Gatos;

•	are entitled to convert each Preferred Share to an Ordinary Share at the discretion of the holder of the preferred share by delivery of written notice to the Secretary of Los Gatos; and

•	are generally entitled to enjoy all of the rights attaching to such shares.

Los Gatos converted its then existing 12,000 shares of $1.00 par ordinary stock to 1,200,000 Preferred Shares and designated an additional 105,416,318 of its total shares as Preferred Shares. All 106,616,318 Preferred Shares were issued to CGT in payment of the then outstanding advance of $527 and a reduction of long-term debt payable to CGT of $539. In addition, on October 2, 2009, Los Gatos issued 1,383,682 Ordinary Shares to CGT in payment of long term debt payable to CGT of $14.

During the period October 2, 2009 through December 31, 2009, Los Gatos issued 18,997,933 Ordinary Shares in payment for services, as follows: 1) 12,000,000 shares to related individuals; 2) 2,226,615 shares to two vendors; and 3) 4,771,318 shares to Tigris Intl. In addition, individuals associated with various related entities purchased 11,425,956 Ordinary Shares for $114. The December 31, 2009 stock subscription receivable of $114 was paid in full on January 28, 2010.

Certain of the Ordinary Shares issued are subject to agreements which contain a purchase option by the entity (or an affiliate of the entity) at which the respective shareholder is employed or is providing services, as the case may be. In case of termination of employment or the service relationship prior to five years from the initial vesting date set forth in each shareholder’s share purchase agreement or share award agreement, the shareholder can receive from the option holder, at the option holder’s option, payment for the shares amounting to 20% of the shares owned multiplied by the number of years from the initial vesting date to a maximum of 100% at a price determined by the Company’s board of directors. The purchase option ends five years from the initial vesting date. Additionally, certain other Ordinary Shares are subject to a partial purchase option. For the third and fourth vesting years, 40% and 20% of the shares, respectively, will be subject to the purchase option. Thereafter, these shares will no longer be subject to the purchase option.

2009 Stock Option Transactions

On October 14, 2009, Los Gatos entered into stock option agreements with various individuals and entities that agreed to serve on its Advisory Board that provide for the purchase of 21,661,788 Ordinary Shares. These options vested on the date of the grant and had a stated exercise price of $0.36 per share expiring the earlier of, a ten year period ending October 14, 2019, or two years after an initial public offering. The stock options were valued using a Black-Scholes model. The following assumptions were used to compute the fair value of the option grants:

Risk free interest rate	3.0%
Dividend yield	—
Estimated volatility	76.87%
Expected option life	10 years

The Company’s computation of the estimated volatility was based on the historical volatility of a group of peer companies’ common stock over the expected option life, and included both exploration stage and

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

9.	Stockholder’s Equity (Deficit)—Continued

development stage companies. The peer information was used because the Company is not publicly traded and therefore does not have the market trading history required to calculate a meaningful volatility factor. The computation of the expected option life was determined based on a reasonable expectation of the option life prior to being exercised or forfeited. The risk-free interest rate assumption was based on the U.S. Treasury constant maturity yield at the date of the grant over the expected life of the option.

For the year ended December 31, 2009, the Company recognized stock-based compensation of $65 related to these option grants. As of December 31, 2009, all 21,661,788 options were outstanding and exercisable.

2010 Ordinary Share Transactions

On June 30, 2010, the Company issued 174,949 Ordinary Shares for $2 to an employee of a related entity under the same terms as described above for Ordinary Shares. The Company recognized an additional $34 of expense to reflect the $0.20 fair value of the Ordinary Shares. The fair value was determined based on an enterprise value and option pricing model.

2010 Stock Option Transactions

During the year ended December 31, 2010, there were no stock options granted.

In December 2010, options to acquire 14,934,227 Ordinary Shares were exercised by CGT, of which 14,616,139 options were acquired from an entity serving on the Advisory Board, at an exercise price of $0.36 per share resulting in $5,376 of capital contributions through reduction in related-party debt.

At December 31, 2010, 6,727,561 options with an exercise price of $0.36 per share, expiring the earlier of October 14, 2019, or two years after an initial public offering, were outstanding.

The following table is a summary of stock option activity for the years ended December 31, 2010 and 2009:

	Pre-merger		Pro-forma post-merger
Options	Shares	Exercise Price	Shares	Exercise Price
Outstanding at December 31, 2008	—	$—	—	$—
Granted	21,661,788	0.36	3,361,327	2.32
Exercised	—	—	—	—
Forfeited or Expired	—	—	—	—

Outstanding at December 31, 2009	21,661,788	0.36	3,361,327	2.32
Granted	—	—	—	—
Exercised	(14,934,227)	0.36	(2,317,389)	2.32
Forfeited or Expired	—	—	—	—

Outstanding at December 31, 2010	6,727,561	$0.36	1,043,938	$2.32

2011 Ordinary and Preferred Share Transactions

In January 2011, Los Gatos designated 14,542,512 unissued Ordinary Shares as Preferred Shares. On January 31, 2011, Los Gatos issued such Preferred Shares to CGT in full satisfaction of the then existing $31,198 (principal of $31,000 and interest of $198) amounts due to CGT.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

9.	Stockholder’s Equity (Deficit)—Continued

In addition, the 6,727,561 options outstanding for the purchase of Los Gatos Ordinary Shares converted to options to purchase 1,043,938 common stock shares of Sunshine Silver at $2.32 per share on March 1, 2011.

Sunshine Silver

2011 Common Stock Transactions

Through January 2011, the owners of Precious Metals contributed $36,978 as capital contributions. In February 2011, these capital contributions were converted into 20,000,000 shares of common stock when Precious Metals became Sunshine Silver.

Pursuant to the Merger Plan, all issued and outstanding Ordinary Shares and Preferred Shares were converted into approximately 0.15517 shares of Sunshine Silver’s $0.001 par value common stock.

During the year ended December 31, 2011, investors purchased 11,843,287 common stock shares of the Company for $163,733, and holders of 885,990 options exercised their right to purchase shares of Sunshine Silver stock at an exercise price of $2.32 per share resulting in proceeds of $2,056.

2011 Stock Option Transactions

During the year ended December 31, 2011, the Company granted 413,600 employee stock options. These options have a contractual term of 10 years and entitle the holder to purchase one share of the Company’s common stock. The following assumptions were used to compute the fair value of the option grants on the respective grant dates:

	March 9, 2011	May 4, 2011	July 18, 2011	August 8, 2011
Risk free interest rate	2.46%	2.28%	1.43%	1.43%
Dividend yield	—	—	—	—
Estimated volatility	87.23%	90.06%	89.75%	89.75%
Expected option life	6 years	6 years	6 years	6 years

The Company’s computation of the estimated volatility was based on the historical volatility of a group of peer companies’ common stock over the expected option life, and included both exploration stage and development stage companies. The peer information was used because the Company is not publicly traded and therefore does not have the market trading history required to calculate a meaningful volatility factor. The computation of the expected option life was determined based on a reasonable expectation of the option life prior to being exercised or forfeited. The risk-free interest rate assumption was based on the U.S. Treasury constant maturity yield at the date of the grant over the expected life of the option.

Total unrecognized compensation expense as of December 31, 2011 was $4,029, which is expected to be recognized over a weighted average period of 2.5 years. The weighted-average grant-date fair value, intrinsic value of options exercised, and total stock based compensation expense for the year ended December 31, 2011 and 2010 are summarized as follows:

	Year Ended December 31,
	2011	2010
Weighted-average grant-date fair value	$11.87	$0.20
Intrinsic value of options exercised	10,193	—
Stock based compensation expense	882	34

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

9.	Stockholder’s Equity (Deficit)—Continued

The following table is a summary of stock option activity for the year ended December 31, 2011:

Stock Options	Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Weighted- Average Remaining Life (Years)
Outstanding at January 1, 2011	6,727,561	$0.36
Converted—ordinary share options(1)	(6,727,561)	0.36
Converted—common stock options(1)	1,043,938	2.32
Granted	413,600	26.36
Exercised	(885,990)	2.32
Forfeited or expired	—	—

Outstanding at December 31, 2011	571,548	19.72	$2,823	9.01

Vested at December 31, 2011	157,948	2.32	$2,625	7.79

(1)	On March 1, 2011, pursuant to the Merger Plan, the options to purchase Los Gatos ordinary shares were converted to options to purchase the Company’s stock at a conversion factor of 0.15517. Accordingly, 6,727,561 Los Gatos options outstanding as of March 1, 2011 were converted to 1,043,938 common stock options of the Company at a strike price of $2.32.

10.	Asset Retirement Obligations

In connection with the acquisition of the Sunshine mine, the Company recorded an ARO of $708 related to final closure and reclamation. The liability was initially measured at fair value and subsequently adjusted for accretion and changes in the amount or timing of the estimated cash flows. During the year ended December 31, 2011 and 2010, the Company recorded accretion expense of $57 and $36, respectively. The following table summarizes activity in the Company’s ARO:

	December 31, 2011	December 31, 2010
Balance, beginning of year	$744	$—
ARO from acquisition of the Sunshine Mine	—	708
Accretion expense	57	36

Balance, end of year	$801	$744

The Company is required to provide the applicable governmental agencies with financial assurances related to its closure and reclamation obligations. At December 31, 2011, the Company had restricted cash in the form of a certificate of deposit totaling $275 as collateral for a letter of credit issued by a financial institution as security to a certain governmental agency for the Company’s reclamation obligations.

11.	Fair Value Measurements

The Company establishes a framework for measuring the fair value of financial assets and liabilities and nonfinancial assets and liabilities which are measured at fair value on a recurring (annual) basis in the form of a fair value hierarchy that prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to unadjusted quoted prices in active markets and the

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

11.	Fair Value Measurements—Continued

lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3: Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

Financial Assets and Liabilities

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis at December 31, 2011 and 2010 by respective level of the fair value hierarchy:

December 31, 2011	Level 1	Level 2	Level 3	Total
Assets: Short-term available for sale securities	$127	—	—	$127

December 31, 2010	Level 1	Level 2	Level 3	Total
Assets: Short-term available for sale securities	$194	—	—	$194

The Company’s short-term available for sale securities are classified within Level 1 of the fair value hierarchy. These securities are comprised of common stock, which have been valued using quoted prices in active markets. The Company did not have any Level 2 or Level 3 financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 or 2010. The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no significant transfers into or out of level 1, level 2, or level 3 for the years ended December 31, 2011 and 2010.

Non-Financial Assets and Liabilities

The Company discloses or recognizes its non-financial assets and liabilities, such as ARO and purchased businesses at fair value on a non-recurring basis. During the year ended December 31, 2010, the Company recorded the purchase of the Sunshine mine assets at fair value and established a reclamation obligation at fair value in connection with such acquisition in accordance with the ASC business combination standard. The estimated fair values for these non-financial assets and liabilities are classified as Level 3 of the fair value hierarchy as the valuations were determined based on internally developed assumptions that market participants would use in the pricing of such assets and liabilities without observable inputs and no market activity.

Fair Value of Other Financial Instruments

At December 31, 2011 and 2010 the Company’s other financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and other current liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities. As of December 31, 2010, the carrying value of related-party debt approximates fair value.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

12.	Income Taxes

The components of loss before income taxes were as follows:

	Year Ended December 31,
	2011	2010	2009
U.S.	$(24,399)	$(6,898)	$—
Mexico	(17,321)	(17,670)	(11,186)

Total	$(41,720)	$(24,568)	$(11,186)

The components of the consolidated income tax benefit (provision) from continuing operations were as follows:

	Year Ended December 31,
	2011	2011	2010	2010	2009
	U.S.	Mexico	U.S.	Mexico	Mexico
Current portion of income tax benefit
U.S. Federal	$—	$—	$—	$—	$—
U.S. State	—	—	—	—	—
Mexico	—	—	—	—	—
Deferred portion of income tax benefit
U.S. Federal	—	—	24	—	—
U.S. State	—	—	6	—	—
Mexico	—	—	—	—	—

Total income tax benefit	$—	$—	$30	$—	$—

A reconciliation of the actual income tax benefit (provision) and the tax computed by applying the U.S. federal rate (35%) to the loss before income taxes is as follows:

	Year Ended December 31,
	2011	2010	2009
Tax benefit from continuing operations	$14,602	$8,599	$3,915
State tax benefit from continuing operations	2,026	333	—
Nondeductible expenses	(245)	(2,460)	(1,494)
Foreign tax rate differential	—	(540)	(484)
Change in valuation allowance	(28,046)	(6,803)	(2,039)
Effect of foreign tax rate change	—	203	—
Net operating loss inflation rate adjustment	—	620	(129)
Foreign exchange rate differential	—	78	231
Foreign branch tax benefit	11,663	—	—

Total income tax benefit	$—	$30	$—

The net operating loss inflation rate adjustment relates to historical net operating loss carryforwards in Mexico from 2006 to 2011. These historical carryforwards have been inflation-adjusted based upon an inflation factor published by the central bank of Mexico, as any inflationary adjustment would impact the Company’s basis in the net operating losses during the carryforward period.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

12.	Income Taxes—Continued

A summary of the components of the net deferred tax assets is as follows:

	Year Ended December 31,
	2011	2010
Current deferred tax assets
Contingent consideration	$—	$193
Accrued compensation	555	—

Total current deferred tax assets	555	193
Non-current deferred tax assets
Mineral reserves	1,134	166
Asset retirement obligation	320	297
Property, plant and equipment	204	237
Exploration	6,801	74
Operating loss carryforward	9,586	8,736
Foreign branch tax benefit	11,663
Stock Options	352
Other	174	6

Total non-current deferred tax assets	30,234	9,516
Valuation allowances	(30,732)	(9,639)

Total deferred tax assets	57	70

Current deferred tax liabilities
OCI gain on available for sale securities	(3)	(30)
Prepaid expenses	(54)	(40)

Total current deferred tax liabilities	(57)	(70)
Total deferred tax liabilities	(57)	(70)

Net deferred income tax assets (liabilities)	$—	$—

Based upon the level of taxable income (loss) and projections of future taxable income (loss) over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences, and thus has recorded a valuation allowance against the net deferred tax asset balance of $30,732 and $9,639 as of December 31, 2011 and 2010, respectively. If the Company is profitable for a number of years and the prospects for the realization of the deferred tax assets are more likely than not, the Company will then reverse the valuation allowance and credit income tax expense.

At December 31, 2011 the Company had $24,000 of net operating loss carryforwards in the United States expiring at various dates through 2031, and $35,645 of net operating loss carryforwards in Mexico which expire at various dates through 2021. Valuation allowances have been recorded on net operating loss carryforwards where the Company believes it is more likely than not that the net operating loss will not be realized. The Company will monitor the valuation on an ongoing basis and will make the appropriate adjustments as necessary should circumstances change.

The Company has adopted the provisions of ASC 740-10, Income Taxes. The Company files income tax returns in the U.S., Mexico, and Idaho. The Company’s foreign assets and operations are owned by entities that have elected to be treated for U.S. tax purposes as unincorporated branches of a U.S. holding company and, as a

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

12.	Income Taxes—Continued

result, the taxable income or loss and other tax attributes of such entities are included in the Company’s U.S. federal consolidated income tax return. The statute of limitations for tax returns filed in the U.S. and Mexico is three years and five years, respectively, from the date of filing. The Company’s 2011 and 2010 U.S. tax returns are subject to examinations by U.S. tax authorities until 2015 and 2014, respectively. The Company is no longer subject to examinations by Mexico tax authorities for years prior to 2007.

As of December 31, 2011, the Company has not recognized any increases or decreases in unrecognized tax benefits, as it is more likely than not that all tax positions have a high probability of being upheld by the taxing authorities. The Company recognizes penalties and accrued interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented.

13.	Cash Flow Information

The following table details supplemental cash and non-cash transactions:

	Year Ended December 31,			Period from April 24, 2006 (Inception) to December 31, 2011
	2011	2010	2009
Contingent consideration at acquisition	$—	$465	$—	$465
Conversion of loans & accrued, unpaid interest from related parties to equity	31,198	5,376	1,080	37,654
Conversion of accrued interest to debt	—	1,506	207	1,713
Stock subscription receivable for sale of stock	—	—	114	114
Accrued deferred financing costs	526	—	—	526

14.	Commitments and Contingencies

The Company, in determining its accruals and disclosures with respect to loss contingencies, will charge to income an estimated loss if information available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the commitments and contingencies are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Environmental Contingencies

The Company’s mining and exploration activities are subject to various laws, regulations and permits governing the protection of the environment. These laws, regulations and permits are continually changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws, regulations and permits, but cannot predict the full amount of such future expenditures.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

14.	Commitments and Contingencies—Continued

Mineral Leases and Concessions:

The Company has the following mineral lease and concession commitments:

2012	$558
2013	913
2014	547
2015	5,322
2016	1,872
Thereafter	15,175

$24,387

The Company is required to make mineral and concession lease payments to various entities to secure the appropriate claims or surface rights. The San Jose de Minas Finder’s Fee Agreement requires an annual payment of 5% of the exploration costs incurred by the Company, limited to a maximum payment of $100. This obligation has not been included in the table above as the amount of future exploration costs is unknown. One of the leases requires monthly payments of $1 until ore is produced. This obligation has not been included in the table above as the time for commencing production is unknown. Additionally, one of the concessions requires $100 of annual exploration expenditures on the concession, another requires $50 of exploration expenditures per every 5-year period, and one of the leases calls for the Company to deliver annually 50,000 shares of Sterling stock, the previous owner of the Sunshine mine, to the lessor in addition to making monthly lease payments. The Company made mineral lease and concession payments of $386, $191, and $60 for the year ended December 31, 2011, 2010, and 2009, respectively.

Other Contingencies

Stonehill / Highwood Litigation

Stonehill Capital Management LLC and Highwood Partners, LP (the “Lenders”), as debtors-in-possession, or DIP, lenders to Sunshine Precious Metals, Inc. (“SPMI”), a prior owner of the Sunshine Mine, have asserted a mortgage claim against certain of the property at the Sunshine Mine that the Company acquired from SPMI in June 2010. The DIP financing loan was made in connection with SPMI’s bankruptcy in 2000, in the amount of $5,000, but the Lenders are claiming that they were owed $71,200 as of March 31, 2011 including accrued interest and penalties, and further, that this amount continues to accrue interest at a compounded monthly rate of 25%. Additionally, they are seeking an award of their attorneys’ fees and costs. The Company filed a complaint in the District Court of Shoshone County, Idaho, on September 23, 2010 to declare the alleged mortgage unenforceable. The Lenders filed an action before the same court to enforce the mortgage. The two actions have been consolidated for purposes of an eventual trial. Pre-trial discovery has been completed and the Company and the Lenders have each submitted motions for summary judgment, which are expected to be fully briefed and scheduled for hearing in April 2012. The Company intends to defend vigorously against the claims and does not believe that this matter is likely to have a material adverse effect on its operations or financial condition. Litigation is inherently unpredictable, however, while the Company believes it has valid defenses in this matter, there can be no assurance as to the ultimate outcome of this action.

The Company is from time to time involved in various legal proceedings related to its business. Except in the above-described proceedings, management does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect of the Company’s financial condition or results of operations.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts)

15.	Segment Information

The Company operates in a single industry as a corporation engaged in the acquisition and exploration of silver mineral properties. The Company has mineral property interests in the U.S. and Mexico. The Company’s reportable segments are based on the Company’s mineral interests and management structure, and include the U.S., Mexico, and Corporate segments. The U.S. segment is undergoing an advanced exploration drilling program, improving the mining infrastructure, and maintaining the Sunshine mine facility. The Company’s Mexico segment engages in the exploration of the Los Gatos mineral properties. Financial information relating to the Company’s segments is as follows:

	Year Ended December 31, 2011
	U.S.	Mexico	Corporate	Total
Exploration	$2,183	$17,023	$53	$19,259
Pre-development	6,247	532	—	6,779
General and administrative	3,614	823	9,436	13,873
Amortization	1,280	23	69	1,372
Net other (income) expense	(35)	472	—	437
Capital expenditures	3,043	8,818	491	12,352
Total assets	37,023	16,367	112,980	166,370

	Year Ended December 31, 2010
	U.S.	Mexico	Corporate	Total
Exploration	$205	$14,433	$—	$14,638
Pre-development	1,783	—	—	1,783
General and administrative	3,929	1,326	228	5,483
Amortization	760	13	—	773
Net other (income) expense	(7)	1,898	—	1,891
Related-party debt	—	31,000	—	31,000
Capital expenditures	29,464	1,366	—	30,830
Total assets	31,090	4,986	—	36,076

	Year Ended December 31, 2009
	U.S.	Mexico	Corporate	Total
Exploration	$—	$9,765	$—	$9,765
General and administrative	—	818	—	818
Amortization	—	6	—	6
Net other expense	—	597	—	597
Related-party debt	—	15,990	—	15,990
Capital expenditures	—	31	—	31
Total assets	—	2,610	—	2,610

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands, except for share and per share amounts)

	September 30, 2012	December 31, 2011
ASSETS
Current Assets:
Cash and cash equivalents	$66,761	$119,172
Materials and supplies inventory	896	803
Deferred financing costs	2,462	2,189
Other current assets	2,919	3,311

Total current assets	73,038	125,475
Non-Current Assets:
Property, plant and equipment, net	44,827	40,895

Total Assets	$117,865	$166,370

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and other accrued liabilities	$4,118	$5,824
Non-Current Liabilities:
Reclamation obligations	847	801
Shareholders’ Equity
Common Stock, $0.001 par value; 100,000,000 shares authorized; shares issued and outstanding 58,810,113 as of September 30, 2012 and December 31, 2011, respectively	59	59
Paid-in capital	242,959	241,685
Accumulated deficit	(130,089)	(81,977)
Unrealized loss on investments, net of tax	(29)	(22)

Total shareholders’ equity	112,900	159,745

Total Liabilities and Shareholders’ Equity	$117,865	$166,370

See accompanying notes to the condensed consolidated financial statements.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (UNAUDITED)

(In thousands, except for share and per share amounts)

	Nine Months Ended September 30,		Period from April 24, 2006 (Inception) to September 30, 2012
	2012	2011
Expenses:
Exploration	$16,016	$13,797	$62,804
Pre-development	21,618	3,085	30,931
General and administrative	9,345	10,078	30,125
Amortization	1,414	982	3,566

Total expenses	48,393	27,942	127,426
Other (income) expense:
Interest expense	—	198	2,542
Interest and other income	(28)	(34)	(124)
Foreign exchange (gain) loss	(253)	153	275

Net other (income) expense	(281)	317	2,693

Loss before income taxes	(48,112)	(28,259)	(130,119)

Income tax benefit	—	—	30

Net loss	(48,112)	(28,259)	(130,089)
Other comprehensive loss:
Unrealized gain (loss) on securities, net of tax	(7)	(15)	(29)

Comprehensive loss	$(48,119)	$(28,274)	$(130,118)

Net loss per share:
Basic and diluted	$(0.82)

Pro-forma basic and diluted		$(0.51)

Weighted-average shares outstanding:
Basic and diluted	58,810,113

Pro-forma basic and diluted		54,934,726

See accompanying notes to the condensed consolidated financial statements.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (UNAUDITED)

(In thousands, except for share amounts)

	Number	Amount	Paid-in Capital	Accumulated Deficit	Other Comprehensive Loss	Total
	Common Stock	Common Stock
Balance at December 31, 2011	58,810,113	$59	$241,685	$(81,977)	$(22)	$159,745
Stock-based compensation	—	—	1,274	—	—	1,274
Unrealized gains on investments	—	—	—	—	(7)	(7)
Net loss	—	—	—	(48,112)	—	(48,112)

Balance at September 30, 2012	58,810,113	59	242,959	(130,089)	(29)	112,900

See accompanying notes to the condensed consolidated financial statements.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

			Period from April 24, 2006 (Inception) to September 30, 2012
	Nine Months Ended September 30,
	2012	2011
OPERATING ACTIVITIES:
Net loss	$(48,112)	$(28,259)	$(130,089)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization	1,414	982	3,566
Loss on disposal of assets	25	—	53
Stock issuance in payment for services rendered	—	—	325
Accretion expense	46	58	174
Income tax benefit	—	—	(30)
Stock compensation expense	1,274	455	2,156
Changes in operating assets and liabilities:
Other current assets	157	(1,276)	(2,365)
Receivables from related-party	(285)	30	(336)
Accounts payable and other accrued liabilities	(1,092)	1,632	4,154
Accrued interest on long-term debt to related-party	—	198	2,344
Materials and supplies inventory	(93)	(11)	(133)
Payable to related-party	(48)	54	(86)

Net cash used by operating activities	(46,714)	(26,137)	(120,267)

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(4,976)	(11,050)	(18,774)
Acquisitions, net	—	—	(29,250)
Purchase of investments	—	(2)	(2)
Transfers to restricted cash	—	(150)	(176)

Net cash used by investing activities	(4,976)	(11,202)	(48,202)

FINANCING ACTIVITIES:
Capital contributions	—	1,000	36,978
Stock subscription receivables	—	—	114
Issuance of common stock	—	165,789	165,789
Deferred financing costs	(721)	(1,334)	(2,384)
Contingent consideration	—	—	(465)
Related-party debt	—	—	35,198

Net cash provided by (used by) financing activities	(721)	165,455	235,230

Net increase (decrease) in cash and cash equivalents	(52,411)	128,116	66,761
Cash and cash equivalents, beginning of period	119,172	3,636	—

Cash and cash equivalents, end of period	$66,761	$131,752	$66,761

See accompanying notes to the condensed consolidated financial statements.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands, except share, per share and option amounts)

1.	Description of Business, Merger of Entities under Common Control and Basis of Preparation of Financial Statements

These financial statements represent the condensed consolidated financial position and results of operations of Sunshine Silver Mines Corporation and its subsidiaries (“Sunshine Silver” or “the Company”). Unless the context otherwise requires, references to Sunshine Silver or the Company mean the Sunshine Silver Mines Corporation consolidated companies. These unaudited condensed consolidated financial statements are to be read in conjunction with the December 31, 2011 consolidated financial statements.

On March 1, 2011, the investors in the Sunshine Silver predecessor entities individually and collectively combined the predecessor entities, which had been previously operated and reported as companies under common control. This transaction was reported for accounting purposes as a combination of companies under common control. In accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), all financial reports have been prepared as if the combination of the companies under common control occurred prior to the earliest period presented, and certain amounts have been reclassified to conform to the new presentation.

The condensed consolidated financial statements herein refer to the condensed consolidated and combined financial statements of the Sunshine mine and Los Gatos Ltd predecessor entities (“Predecessor Sunshine” and “Los Gatos”), respectively. Accordingly, the 2011 information represents the combined results of operations of the predecessor entities through February 28, 2011; subsequent to this date, the financial results represent the consolidated financial information for Sunshine Silver.

Sunshine Silver

Predecessor Sunshine was formed as Precious Metals Opportunities LLC (“Precious Metals”), a Delaware limited liability company. On February 2, 2011, Precious Metals converted to a Delaware corporation, and became Sunshine Silver. The Company specializes in investing, exploring, and developing assets in the mining industry. The Sunshine Mine is currently undergoing an advanced exploration drilling program, conducting a preliminary economic assessment, improving the mining infrastructure, and maintaining the Sunshine mine facility.

Los Gatos

Los Gatos was incorporated as a “shelf” holding company under the laws of Bermuda on April 24, 2006 for the purpose of coordinating the activities of subsidiaries exploring for deposits of precious and related metals and was substantially owned by CGT Management Ltd. (a limited liability company incorporated in Bermuda) (“CGT”). The Company intends to realize value from its Los Gatos exploration portfolio over time through selective exploration, sale or joint ventures with third parties, as determined from time to time. The Company’s primary Mexico exploration efforts are focused on the advancement of the Los Gatos project in northern Mexico, through Minera Plata Real S. de R.L. de C.V. (“MPR”), a wholly-owned subsidiary of the Company.

2.	Summary of Significant Accounting Policies

The significant accounting policies of the Company are set forth in the Company’s consolidated financial statements for the year ended December 31, 2011.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(In thousands, except share, per share and option amounts)

2.	Summary of Significant Accounting Policies —Continued

Basis of consolidation and combination

Predecessor Sunshine and Los Gatos are consolidated as discussed in note 1. All significant intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include mineral properties; environmental reclamation and closure obligations; valuation allowances for deferred tax assets; and the fair value of financial instruments.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. The reclassified amounts have no impact on the Company’s previously reported financial position or results of operations.

3.	Recapitalization and Merger Plan

On January 31, 2011, Los Gatos designated 14,542,512 unissued shares of par value $0.01 ordinary shares (“Ordinary Share”) as par value $0.01 preferred shares (“Preferred Share”), and issued these Preferred Shares in full satisfaction of its then existing $31,000 of related-party debt and $198 of accrued interest.

On February 2, 2011, 20,000,000 shares of common stock were issued to the Company’s owners when Precious Metals converted to a Delaware corporation and became Sunshine Silver.

On February 22, 2011, Los Gatos entered into an Agreement and Plan of Merger and Amalgamation (“Merger Plan”) with Sunshine Silver. Pursuant to the Merger Plan, on March 1, 2011, Los Gatos merged and was amalgamated with and into Sunshine Silver and the separate corporate existence of Los Gatos ceased. Each issued and outstanding Preferred Share and each issued and outstanding Ordinary Share was converted into approximately 0.15517 shares of par value $0.001 per share common stock of Sunshine Silver. The merger did not affect the shares of Sunshine Silver’s common stock existing before the merger.

In addition, as a result of the Merger Plan, existing outstanding options to purchase one share of Los Gatos Ordinary Shares were converted by operation of law into an option to purchase approximately 0.15517 shares of Sunshine Silver common stock at an exercise price of $2.32 per share.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(In thousands, except share, per share and option amounts)

4.	Other Current Assets

	September 30, 2012	December 31, 2011
Value added tax receivable	$919	$740
Restricted cash and certificate of deposit	466	465
Available for sale securities	120	127
Prepaid expenses	859	1,255
Deposits	108	606
Non-trade receivables	111	67
Related-party receivable	336	51

Total other current assets	$2,919	$3,311

At September 30, 2012 and December 31, 2011, the Company held $120 and $127 of short-term available for sale securities with an original cost of $119.

5.	Property, Plant and Equipment, net

	September 30, 2012	December 31, 2011
Mineral properties (1)	$15,048	$15,048
Plant & equipment	9,099	7,647
Land	13,179	9,925
Buildings & improvements	9,605	9,671
Furniture, fixtures & computers	1,438	740

Property, plant & equipment at cost	48,369	43,031
Less accumulated amortization	(3,542)	(2,136)

Property, plant & equipment, net	$44,827	$40,895

(1)	No amortization is currently being recognized on the Sunshine Mine mineral properties, as the Company has not established proven and probable reserves, the mine has not yet been placed back in service, and there is no basis over which to amortize these costs.

Mineral Properties

The Company conducts exploration activities on patented and unpatented mining claims in the United States and under mining concessions in Mexico.

The Company is required to make mineral and concession lease payments to various entities to secure the appropriate claims or surface rights. Certain of these agreements also have royalty payments that are triggered when the Company produces and sells minerals. Since the Company is not in production, there are no such instances where the Company is currently paying any royalty based upon production and sales.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(In thousands, except share, per share and option amounts)

6.	Accounts Payable and Other Accrued Liabilities

	September 30, 2012	December 31, 2011
Accounts payable	$1,000	$1,632
Accrued expenses	1,190	2,291
Accrued payroll & taxes	578	337
Payable to related-party	—	48
Accrued compensation	1,350	1,516

Total accounts payable and other accrued liabilities	$4,118	$5,824

7.	Related-Party Transactions

Related-party Debt

The Company did not have any related-party debt outstanding as of September 30, 2012 and December 31, 2011.

Prior to January 2011, Los Gatos maintained loan agreements with CGT that bore interest at fixed rates with maturities generally one to two years from their respective issuance together with any accrued unpaid interest thereon. On January 31, 2011, Los Gatos issued 14,542,512 Preferred Shares in full satisfaction of its then existing $31,000 of related-party debt and $198 of accrued interest.

The Company borrowed and repaid $800 in March 2011 from an affiliate, GRAT Holdings LLC (the parent of a current shareholder), for general corporate purposes.

Interest expense on the related-party debt was nil and $198 for the nine months ended September 30, 2012 and 2011, respectively.

Service Agreements

Los Gatos had a related-party service agreement with Tigris Financial (International) LP (“Tigris Intl”), and Silver Opportunity Partners, LLC (“SOP”), a wholly-owned subsidiary of Sunshine Silver, and Sunshine Silver had related-party service agreements with Tigris Financial Group Ltd. (“Tigris”). Tigris and Tigris Intl provide certain business and financial advice, including consulting, administrative, accounting and business development services. Effective August 1, 2011, and within the rights of termination in both service agreements, the Los Gatos and Sunshine Silver agreements were cancelled. In addition, SOP assigned its service agreement to Sunshine Silver effective August 1, 2011. On December 31, 2011, the SOP service agreement was terminated. Effective January 1, 2012, the Company has a related-party service agreement with The Electrum Group LLC (“Electrum”). Pursuant to this service agreement, Electrum will provide certain consulting and administrative services. Effective July 1, 2012, the Electrum service agreement was indefinitely suspended.

Pursuant to these service agreements, the Company paid $250 and $872 for the nine months ended September 30, 2012 and 2011, respectively.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(In thousands, except share, per share and option amounts)

8.	Stockholders’ Equity

Los Gatos

Ordinary and Preferred Share Transactions

On January 31, 2011, Los Gatos designated 14,542,512 unissued Ordinary Shares as Preferred Shares. On January 31, 2011, Los Gatos issued such Preferred Shares to CGT in full satisfaction of the then existing $31,198 (principal of $31,000 and interest of $198) amounts due to CGT.

In addition, pursuant to the Merger Plan, the 6,727,561 options outstanding for the purchase of Los Gatos Ordinary Shares converted to options to purchase 1,043,938 common stock shares of Sunshine Silver at $2.32 per share on March 1, 2011.

Sunshine Silver

Common Stock Transactions

Through January 2011, the owners of Precious Metals contributed $36,978 as capital contributions. In February 2011, these capital contributions were converted into 20,000,000 shares of common stock when Precious Metals became Sunshine Silver.

Pursuant to the Merger Plan, each issued and outstanding Ordinary Shares and Preferred Shares was converted into approximately 0.15517 shares of Sunshine Silver’s $0.001 par value common stock.

From March 1, 2011 to June 1, 2011, investors contributed $163,733 for 20.1% of the common stock of the Company, and holders of 885,990 options exercised their right to purchase shares of Sunshine Silver stock at an exercise price of $2.32 per share resulting in proceeds of $2,056. The Company has not received any additional funding subsequent to June 1, 2011.

Stock Option Transactions

Stock options have a contractual term of 10 years and entitle the holder to purchase one share of the Company’s common stock. The Company did not grant any stock options during the nine months ended September 30, 2012. Total unrecognized compensation expense as of September 30, 2012 was $2,755, which is expected to be recognized over a weighted-average period of 1.7 years.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(In thousands, except share, per share and option amounts)

8.	Stockholders’ Equity—Continued

The following tables summarize the stock option weighted-average grant date fair value, compensation expense and activity:

	Nine Months Ended September 30, 2012
	2012	2011
Weighted-average grant-date fair value	$—	$11.87
Stock based compensation expense	$1,274	$455

Stock Option Activity	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2012	571,548	$19.72
Granted	—	$—
Exercised	—	$—
Forfeited or expired	—	$—

Outstanding at September 30, 2012	571,548	$19.72

Vested at September 30, 2012	301,648	$13.53

On October 30, 2012 the Company granted 1,494,682 options at a strike price of $13.83 per share and all of the options granted in 2011 were cancelled.

9.	Asset Retirement Obligations

During the nine months ended September 30, 2012 and 2011, the Company recorded accretion expense related to the asset retirement obligation (“ARO”) of $46 and $42, respectively.

The following table summarizes activity in the Company’s ARO:

	September 30, 2012	December 31, 2011
Balance, beginning of period	$801	$744
Accretion expense	46	57

Balance, end of period	$847	$801

The Company is required to provide the applicable governmental agencies with financial assurances related to its closure and reclamation obligations. At September 30, 2012 and December 31, 2011, the Company had restricted cash in the form of a certificate of deposit totaling $275 as collateral for a letter of credit issued by a financial institution as security to a certain governmental agency for the Company’s reclamation obligations.

10.	Fair Value Measurements

The Company establishes a framework for measuring the fair value of financial assets and liabilities and nonfinancial assets and liabilities which are measured at fair value on a recurring (annual) basis in the form of a fair value hierarchy that prioritizes the inputs into valuation techniques used to measure fair value into three

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(In thousands, except share, per share and option amounts)

10.	Fair Value Measurements—Continued

broad levels. This hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3: Unobservable inputs due to the fact there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

Financial Assets and Liabilities

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis at September 30, 2012 and December 31, 2011 by respective level of the fair value hierarchy:

Type	Location	Level	September 30, 2012	December 31, 2011
Available for sale securities	Current assets	Level 1	$120	$127

The Company’s short-term available for sale securities are classified within Level 1 of the fair value hierarchy. These securities are comprised of common stock, which are valued using quoted prices in active markets. The Company did not have any Level 2 or Level 3 financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2012 and December 31, 2011.

Non-Financial Assets and Liabilities

The Company discloses and recognizes its non-financial assets and liabilities, such as ARO, at fair value on a non-recurring basis. The estimated fair value for ARO is classified as Level 3 of the fair value hierarchy, as the valuation was determined based on internally developed assumptions that market participants would use in the pricing of such liabilities without observable inputs and no market activity.

Fair Value of Other Financial Instruments

At September 30, 2012 and December 31, 2011 the Company’s other financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and other current liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(In thousands, except share, per share and option amounts)

11.	Cash Flow Information

The following details supplemental non-cash transactions:

	Nine Months Ended September 30,		Period from April 24, 2006 (Inception) to September 30, 2012
	2012	2011
Conversion of loans & accrued unpaid interest from related parties to equity	$—	$31,198	$37,654
Contingent consideration at acquisition	—	—	465
Conversion of accrued interest to related party debt	—	—	1,713
Conversion of deposits to property, plant and equipment	(514)	—	(514)
Accrued deferred financing costs	(448)	478	78

12.	Commitments and Contingencies

The Company, in determining its accruals and disclosures with respect to loss contingencies, will charge to income an estimated loss if information available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the commitments and contingencies are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Environmental Contingencies

The Company’s mining and exploration activities are subject to various laws, regulations and permits governing the protection of the environment. These laws, regulations and permits are continually changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws, regulations and permits, but cannot predict the full amount of such future expenditures.

Other Contingencies

Stonehill / Highwood Litigation

Stonehill Capital Management LLC and Highwood Partners, LP (the “Lenders”), as debtors-in-possession, or (“DIP”), lenders to Sunshine Precious Metals, Inc. (“SPMI”), a prior owner of the Sunshine Mine, have asserted a mortgage claim against certain of the property at the Sunshine Mine that the Company acquired from SPMI in June 2010. The DIP financing loan was made in connection with SPMI’s bankruptcy in 2000, in the amount of $5,000, but the Lenders claim that they were owed $71,200 as of March 31, 2011 including accrued interest and penalties, and further, that this amount continues to accrue interest at a compounded rate of 25%. Additionally, they are seeking an award of their attorneys’ fees and costs. The Company filed a complaint in the District Court of Shoshone County, Idaho, on September 23, 2010 to declare the alleged mortgage unenforceable. The Lenders filed an action before the same court to enforce the mortgage. The two actions have been consolidated. Following the conclusion of pre-trial discovery, the Company and the Lenders submitted motions for summary judgment, which were argued before the court on April 17, 2012. The Court issued a written order on the motions on April 19, 2012 (the “Order”). In its Order, the Court partially denied and partially granted each party’s motions, holding that the Lenders’ mortgage was generally enforceable but that the Lenders were obligated, under a prior 2003 agreement with SPMI and certain of its affiliates, to release their mortgage and other liens upon receipt of an amount (the “Net Proceeds”) to be determined by the Court in a subsequent hearing. For the purpose of avoiding the cost and delay

SUNSHINE SILVER MINES CORPORATION

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(In thousands, except share, per share and option amounts)

12.	Commitments and Contingencies—Continued

inherent in conducting a further hearing and to progress the case toward a final court judgment, the Parties have stipulated that the Net Proceeds owed are $2,725. At a status conference held on October 5, 2012, the Court refused the Lenders’ request to certify the Order as a final order, in light of certain remaining issues between the Lenders and another party. These issues do not involve the Company’s property. A hearing to resolve all such remaining issues was scheduled for November 7, 2012, but the parties involved engaged in settlement talks and requested an adjournment of the hearing until their settlement was complete. Following such settlement, the Court is expected to enter its final judgment after which both parties have the right to appeal the Court’s April 19, 2012 summary judgment order. A hearing to determine the possible award of attorneys’ fees and costs was held in this case on November 19, 2012, at which time the Court held that no party was entitled to its attorneys’ fees and costs. The Company intends to defend vigorously against the claims and does not believe that this matter is likely to have a material adverse effect on its operations or financial condition. Litigation is inherently unpredictable, however, and while the Company believes it has valid arguments and defenses should the matter be reviewed on appeal, there can be no assurance as to the ultimate outcome of this action.

The Company is from time to time involved in various legal proceedings related to its business. Except in the above-described proceeding, management does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect of the Company’s financial condition or results of operations.

13.	Segment Information

	Nine Months Ended September 30, 2012				Nine Months Ended September 30, 2011
	U.S.	Mexico	Corporate	Total	U.S.	Mexico	Corporate	Total
Exploration	$4,041	$11,975	$—	$16,016	$953	$12,787	$57	$13,797
Pre-development	19,761	1,857	—	21,618	3,085	—	—	3,085
General and administrative	2,430	409	6,506	9,345	2,461	690	6,927	10,078
Amortization	1,271	41	102	1,414	932	15	35	982
Net other (income) expense	(11)	(270)	—	(281)	(33)	350	—	317
Capital expenditures	1,629	3,366	485	5,480	1,867	8,831	484	11,182
Total assets	34,566	15,626	67,673	117,865	33,965	14,109	129,522	177,596

14.	Sunshine Mine Fire

In February 2012, air monitoring equipment detected an underground fire at the 3100 level of the Sunshine Mine. All mine personnel were safely evacuated, and the federal Mine Safety and Health Administration was notified. The fire was extinguished in March 2012, access to the upper levels of the mine was reestablished in April 2012, and access to the lower levels of the mine was reestablished in June 2012. Subsequent to regaining access to the lower levels of the mine, the Company determined that the fire did not enter the main shafts nor cause any significant damage to the infrastructure of the Sunshine Mine. As a result, the Company believes the fire will not significantly impact the Company’s ability to pursue its future mine refurbishment activities or future mine operations. Through September 30, 2012, the Company has incurred $1,500 of costs related to the remediation of the Sunshine Mine fire. These costs are included as pre-development costs in the statement of operations. The Company has filed a claim with its insurance providers for the costs incurred with respect to the fire. The Company does not expect to incur any significant additional cost related to the fire remediation.

Through and including                     , 2013 (the 25th day after the date of this prospectus), federal securities law may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Amount To Be Paid
Registration fee		$29,025
FINRA filing fee		25,500
NYSE listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be completed by amendment

Each of the amounts set forth above, other than the Registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to such corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Amended and Restated Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Amended and Restated Certificate of Incorporation provides for such limitation of liability.

The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification for expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of Underwriting Agreement (to be filed as Exhibit 1 to this Registration Statement) will provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Since three years before the date of the initial filing of this Registration Statement, the Registrant has sold securities without registration under the Securities Act of 1933, as amended (the “Securities Act”), as described below. None of these transactions involved any underwriters or any public offerings, and we believe that each of these transactions was exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9), Section 4(2), Regulation D or Rule 701 of the Securities Act.

During the fiscal year ended December 31, 2008, we did not issue any unregistered securities.

During the fiscal year ended December 31, 2009 we issued the following unregistered securities for the consideration listed:

1. On October 2, 2009, Los Gatos Ltd. converted 12,000 ordinary shares held by CGT Management Ltd., or CGT, to 1,200,000 preferred shares. 105,416,318 preferred shares of Los Gatos Ltd. were also issued to CGT in payment of the then outstanding advance of $527,152 and a reduction of long-term debt payable to CGT of $539,011.

2. On October 2, 2009, Los Gatos Ltd. issued 1,383,682 ordinary shares to CGT in payment of long term debt payable to CGT of $13,837.

3. During the period October 2, 2009 through December 31, 2009, Los Gatos Ltd. issued 18,997,933 ordinary shares in payment for services, as follows: 1) 12,000,000 shares to related individuals; 2) 2,226,615 shares to two vendors; and 3) 4,771,318 shares to Tigris Financial (International) L.P. In addition, individuals associated with Electrum purchased 11,425,956 ordinary shares of Los Gatos Ltd. at a price of $0.01 per share.

4. On October 14, 2009, Los Gatos Ltd. entered into stock option agreements with various individuals and entities that agreed to serve on its advisory board. The stock option agreements provided for the purchase of 21,661,788 ordinary shares of Los Gatos Ltd. with a stated exercise price of $0.36 per share.

During the fiscal year ended December 31, 2010, we issued the following unregistered securities for the consideration listed:

1. On June 30, 2010, Los Gatos Ltd. issued 174,949 ordinary shares of Los Gatos Ltd. for $1,749 to an employee of Tigris Financial Group Ltd.

2. In December 2010, options to acquire 14,934,227 ordinary shares of Los Gatos Ltd. were exercised by CGT, of which 14,616,139 shares were acquired from a company serving on Los Gatos Ltd.’s Advisory Board, at an exercise price of $0.36 per share resulting in $5.4 million of capital contributions through reduction in related-party debt.

Since January 1, 2011, we have issued the following unregistered securities:

1. On January 31, 2011, Los Gatos Ltd. designated 14,542,512 unissued Los Gatos Ltd. ordinary shares as preferred shares. On January 31, 2011, Los Gatos Ltd. issued such preferred shares to CGT in full satisfaction of the then outstanding $31.2 million (principal of $31.0 million and interest of $198,000) amounts due to CGT.

2. On March 1, 2011, in connection with the merger of Los Gatos Ltd. into the Registrant (the “Merger”), the 6,727,561 options outstanding for the purchase of Los Gatos Ltd. ordinary shares were converted into options to purchase 1,043,938 shares of common stock of the Company at $2.32 per share. Pursuant to the Merger, all outstanding ordinary shares of Los Gatos Ltd. and preferred shares of Los Gatos Ltd. were converted into approximately 0.15517 shares of the Registrant’s common stock.

3. During the years ended December 31, 2011 and 2010, the members of Precious Metals Opportunities LLC contributed $1.0 million and $36.0 million, respectively, as capital contributions. In February 2011, these capital contributions were converted into an aggregate of 20,000,000 shares of the Registrant’s common stock when Precious Metals Opportunities LLC became the Company.

4. On March 9, 2011, the Company granted 38,600 employee stock options, with an exercise price of $13.825 per option, to Roger Johnson.

5. On May 4, 2011, the Company granted 125,000 employee stock options, with an exercise price of $27.65 per option, to Stephen Orr.

6. Between March 1, 2011 and June 1, 2011, we also issued in the aggregate 11,843,287 unregistered securities to 13 individuals or entities, including Liberty Metals & Mining Holdings, LLC and certain of the Registrant’s directors and officers (or their affiliates) for aggregate consideration of $163.7 million. The recipients of the securities in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof.

7. Since the Merger, through June 30, 2011, holders of 885,990 options exercised their right to purchase shares of the Registrant’s common stock at an exercise price of $2.32 per share, resulting in proceeds of $2.1 million.

8. On July 18, 2011, the Company granted 100,000 employee stock options, with an exercise price of $27.65 per option, to Jeffrey Reeser.

9. On August 8, 2011, the Company granted 150,000 employee stock options, with an exercise price of $27.65 per option, to John Galassini.

10. On October 30, 2012, the Company granted 1,494,682 options, with an exercise price of $13.83, to directors, executives and employees.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

1	Form of Underwriting Agreement#

2.1	Asset Purchase Agreement among Sterling Mining Company and Silver Opportunity Partners LLC dated as of April 21, 2010#

2.2	Agreement and Plan of Merger and Amalgamation dated as of February 22, 2011 between Los Gatos Limited and Sunshine Silver Mines Corporation#

3.1	Form of Amended and Restated Certificate of Incorporation#

3.2	Form of Amended and Restated Bylaws#

Exhibit Number	Description

4.1	Form of Common Stock Certificate*

5	Opinion of Davis Polk & Wardwell LLP*

10.1	Purchase Agreement dated as of February 8, 2011 by and between Liberty Metals & Mining Holdings, LLC and Sunshine Silver Mines Corporation#

10.2	Services Agreement dated as of January 1, 2008 between Los Gatos Ltd. and Tigris Financial (International) L.P.#

10.3	Services Agreement dated as of May 11, 2010 between Tigris Financial Group Ltd. and Silver Opportunity Partners LLC#

10.4	Assignment and Amendment to Services Agreement dated as of August 1, 2011, to the Services Agreement dated as of May 11, 2010 between Tigris Financial Group Ltd. and Silver Opportunity Partners LLC#

10.5	Services Agreement dated as of March 1, 2011 between Tigris Financial Group Ltd. and Sunshine Silver Mines Corporation#

10.6	Royalty Deed dated April 12, 2001 among Sunshine Precious Metals, Inc., The United States of America and the Coeur D’Alene Tribe#

10.7	Metropolitan Mines Corporation, Limited and Sterling Mining Company Lease Agreement, dated as of September 16, 2004#

10.8	Exploration, Exploitation and Unilateral Promise to Sell Agreement between La Cuesta International, S.A. de C.V. and Minera Plata Real, S.A. de C.V., dated as of April 13, 2006#

10.9	Title of Concession Mining and Exploration, Grupo Minero Factor S.A. de C.V., dated as of December 9, 2004 (English Translation)#

10.10	Sunshine Silver Mines Corporation Long Term Incentive Plan#

10.11	Employment Agreement dated as of February 28, 2011 between Sunshine Silver Mines Corporation and Roger P. Johnson#

10.12	Employment Agreement dated as of May 3, 2011 between Sunshine Silver Mines Corporation and Stephen Orr#

10.13	Employment Agreement dated as of June 1, 2011 between Sunshine Silver Mines Corporation and Philip Pyle#

10.14	Employment Agreement dated as of June 20, 2011 between Sunshine Silver Mines Corporation and Jeffrey Reeser#

10.15	Employment Agreement dated as of July 7, 2011 between Sunshine Silver Mines Corporation and John Galassini#

10.16	Form of Option Agreement

10.17	Form of Stockholders Agreement#

10.18	Form of Indemnification Agreement between Sunshine Silver Mines Corporation and each of its directors and executive officers#

10.19	Annual Incentive Plan#

10.20	Amendment to Philip Pyle’s Employment Agreement dated as of September 6, 2011#

10.21	Form of Registration Rights Agreement#

10.22	Services Agreement dated January 1, 2012 between The Electrum Group LLC and Sunshine Silver Mines Corporation

Exhibit Number	Description

10.23	Amendment to Roger Johnson’s Employment Agreement dated as of March 29, 2012

10.24

10.25	Form of Director Option Agreement

16.1	Letter re: Change in Certifying Accountant#

21	Subsidiaries of the Registrant#

23.1	Consent of KPMG LLP

23.2	Consent of WithumSmith + Brown, PC

23.3	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5)*

23.4	Consent of Tetra Tech MM, Inc.

23.5	Consent of MTB Project Management Professionals, Inc.

24.1	Power of Attorney for Stephen Orr, William Natbony and Diana Walters (included on signature page)#

24.2	Power of Attorney for John Ellis, Marc Faber, Wayne Kirk, Michael S. Parrett and David Peat#

99.1	Consent of John Ellis#

99.2	Consent of Marc Faber#

99.3	Consent of Wayne Kirk#

99.4	Consent of Michael S. Parrett#

99.5	Consent of David Peat#

*	To be filed by amendment.
#	Previously filed

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(a) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 21st day of December, 2012.

SUNSHINE SILVER MINES CORPORATION

By:	/s/ Stephen Orr
	Name:	Stephen Orr
	Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Stephen Orr	Principal Executive Officer	December 21, 2012
Stephen Orr

/s/ Roger Johnson Roger Johnson	Principal Financial Officer and Principal Accounting Officer	December 21, 2012

*	Director	December 21, 2012
John Ellis

*	Director	December 21, 2012
Marc Faber

*	Director	December 21, 2012
Wayne Kirk

*	Director	December 21, 2012
William Natbony

*	Director	December 21, 2012
Michael S. Parrett

*	Director	December 21, 2012
David Peat

*	Director	December 21, 2012
Diana Walters

*	The undersigned, by signing his name hereto, does execute this Registration Statement on behalf of the persons identified above pursuant to a power of attorney.

By:	/s/ Stephen Orr
Stephen Orr
Power-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1	Form of Underwriting Agreement#

2.1	Asset Purchase Agreement among Sterling Mining Company and Silver Opportunity Partners LLC dated as of April 21, 2010#

2.2	Agreement and Plan of Merger and Amalgamation dated as of February 22, 2011 between Los Gatos Limited and Sunshine Silver Mines Corporation#

3.1	Form of Amended and Restated Certificate of Incorporation#

3.2	Form of Amended and Restated Bylaws#

4.1	Form of Common Stock Certificate*

5	Opinion of Davis Polk & Wardwell LLP*

10.1	Purchase Agreement dated as of February 8, 2011 by and between Liberty Metals & Mining Holdings, LLC and Sunshine Silver Mines Corporation#

10.2	Services Agreement dated as of January 1, 2008 between Los Gatos Ltd. and Tigris Financial (International) L.P.#

10.3	Services Agreement dated as of May 11, 2010 between Tigris Financial Group Ltd. and Silver Opportunity Partners LLC#

10.4	First Assignment and Amendment to Services Agreement dated as of August 1, 2011, to the Services Agreement dated as of May 11, 2010 between Tigris Financial Group Ltd. and Silver Opportunity Partners LLC#

10.5	Services Agreement dated as of March 1, 2011 between Tigris Financial Group Ltd. and Sunshine Silver Mines Corporation#

10.6	Royalty Deed dated April 12, 2001 among Sunshine Precious Metals, Inc., The United States of America and the Coeur D’Alene Tribe#

10.7	Metropolitan Mines Corporation, Limited and Sterling Mining Company Lease Agreement, dated as of September 16, 2004#

10.8	Exploration, Exploitation and Unilateral Promise to Sell Agreement between La Cuesta International, S.A. de C.V. and Minera Plata Real, S.A. de C.V., dated as of April 13, 2006#

10.9	Title of Concession Mining and Exploration, Grupo Minero Factor S.A. de C.V., dated as of December 9, 2004 (English Translation)#

10.10	Sunshine Silver Mines Corporation Long Term Incentive Plan#

10.11	Employment Agreement dated as of February 28, 2011 between Sunshine Silver Mines Corporation and Roger P. Johnson#

10.12	Employment Agreement dated as of May 3, 2011 between Sunshine Silver Mines Corporation and Stephen Orr#

10.13	Employment Agreement dated as of June 1, 2011 between Sunshine Silver Mines Corporation and Philip Pyle#

10.14	Employment Agreement dated as of June 20, 2011 between Sunshine Silver Mines Corporation and Jeffrey Reeser#

10.15	Employment Agreement dated as of July 7, 2011 between Sunshine Silver Mines Corporation and John Galassini#

Exhibit Number	Description

10.16	Form of Option Agreement

10.17	Form of Stockholders Agreement#

10.18	Form of Indemnification Agreement between Sunshine Silver Mines Corporation and each of its directors and executive officers#

10.19	Annual Incentive Plan#

10.20	Amendment to Philip Pyle’s Employment Agreement dated as of September 6, 2011#

10.21	Form of Registration Rights Agreement#

10.22	Services Agreement dated January 1, 2012 between The Electrum Group LLC and Sunshine Silver Mines Corporation

10.23	Amendment to Roger Johnson’s Employment Agreement dated as of March 29, 2012

10.24	Purchase Agreement dated October 1, 2012 between Sunshine Silver Mine Corporation and ElectrumStrat Opportunities LLC

10.25	Form of Director Option Agreement

16.1	Letter re: Change in Certifying Accountant#

21	Subsidiaries of the Registrant#

23.1	Consent of KPMG LLP

23.2	Consent of WithumSmith + Brown, PC

23.3	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5)*

23.4	Consent of Tetra Tech MM, Inc.

23.5	Consent of MTB Project Management Professionals, Inc.

24.1	Power of Attorney for Stephen Orr, William Natbony and Diana Walters (included on signature page)#

24.2	Power of Attorney for John Ellis, Marc Faber, Wayne Kirk, Michael S. Parrett and David Peat

99.1	Consent of John Ellis#

99.2	Consent of Marc Faber#

99.3	Consent of Wayne Kirk#

99.4	Consent of Michael S. Parrett#

99.5	Consent of David Peat#

*	To be filed by amendment.
#	Previously filed